                                                              File Nos. ________
                                                                       811-7769

                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                      FORM N-4
              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 Initial Registration

          REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                  Amendment No. 4

                               SEPARATE ACCOUNT KG OF
                  FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                             (Exact Name of Registrant)

                  FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                                (Name of Depositor)
                                 440 Lincoln Street
                                Worcester, MA 01653
                (Address of Depositor's Principal Executive Offices)
                                   (508) 855-1000
                (Depositor's Telephone Number, including Area Code)

                    Abigail M. Armstrong, Secretary and Counsel
                  First Allmerica Financial Life Insurance Company
                                 440 Lincoln Street
                                Worcester, MA 01653
                 (Name and Address of Agent for Service of Process)


           It is proposed that this filing will become effective:

                 Immediately upon filing pursuant to paragraph (b) of Rule 485.
          -----
                 On (date) pursuant to paragraph (b) of Rule 485
          -----
                 60 days after filing pursuant to paragraph (a)(1) of Rule 485.
          -----
                  On (date) pursuant to paragraph (a)(1) of Rule 485.
          -----
                 this post-effective amendment designates a new
          ----- effective date for a previously filed post-effective amendment.
                             VARIABLE ANNUITY CONTRACTS

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). No filing fee is submitted as a filing fee is not required for this type of filing.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said section 8(a), may determine.

Registrant is making this filing in order to register a new flexible payment variable annuity contract, which is the purpose of this initial Registration Statement under the Securities Act of 1933 and amendment under the Investment Company Act of 1940. Registrant does not intend this filing to delete or amend any currently effective prospectus, statement of additional information, or supplements thereto, contained in any other registration statement of the Registrant under the Securities Act of 1933.

              CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                            ITEMS CALLED FOR BY FORM N-4


FORM N-4
ITEM NO.  CAPTION IN PROSPECTUS
--------  --------------------------------------------------------------------
   1      Cover Page

   2      Special Terms

   3      Summary;  Annual and Transaction Expenses

   4      Condensed Financial Information;  Performance Information

   5 Description of the Companies, the Variable Account, Investors Fund Series and Scudder Variable Life Investment Fund

   6      Charges and Deductions

   7      Description of the Contract

   8 Electing the Form of Annuity and the Annuity Date; Description of Variable Annuity Payout Options; Annuity Benefit Payments

   9      Death Benefit

  10      Payments; Computation of Values; Distribution

  11      Surrender; Withdrawals; Texas Optional Retirement
          Program

  12      Federal Tax Considerations

  13      Legal Matters

  14      Statement of Additional Information-Table of Contents


FORM N-4
ITEM NO.   CAPTION IN STATEMENT OF ADDITIONAL  INFORMATION
--------  --------------------------------------------------------------------

  15      Cover Page

  16      Table of Contents

  17      General Information and History

  18      Services

  19      Underwriters

  20      Underwriters

  21      Performance Information

  22      Annuity Benefit Payments

  23      Financial Statements

ALLMERICA FINANCIAL LIFE INSURANCE
AND ANNUITY COMPANY
FIRST ALLMERICA FINANCIAL LIFE
INSURANCE COMPANY

                                                          KEMPER GATEWAY ADVISOR
                                                              A VARIABLE ANNUITY

                    THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT
                    POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING
                    THE KEMPER GATEWAY ADVISOR VARIABLE ANNUITY CONTRACT. THE
PROFILE             CONTRACT IS MORE FULLY DESCRIBED LATER IN THIS PROSPECTUS.
1998                PLEASE READ THE PROSPECTUS CAREFULLY.

1. KEMPER GATEWAY ADVISOR VARIABLE ANNUITY CONTRACT

The Kemper GATEWAY Advisor variable annuity contract is a contract between you, the contract owner, and Allmerica Financial Life Insurance and Annuity Company (for contracts issued in the District of Columbia, Puerto Rico, the Virgin Islands and any state except Hawaii and New York) or First Allmerica Financial Life Insurance Company (for contracts issued in Hawaii and New York). It is designed to help you accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Kemper GATEWAY Advisor contract combines the concept of professional money management with the attributes of an annuity contract.

Kemper GATEWAY Advisor offers a customized investment portfolio with experienced professional portfolio managers. You may allocate your payments among the 20 Kemper investment portfolios of the Investors Fund Series, the four investment portfolios of the Scudder Variable Life Investment Fund, the Guarantee Period Accounts and the Fixed Account (the Guarantee Period Accounts and/or the Fixed Account may not be available in certain jurisdictions.) This range of investment choices enables you to allocate your money to meet your particular investment needs.

Like all annuities, the contract has an ACCUMULATION PHASE and an ANNUITY PAYOUT PHASE. During the ACCUMULATION PHASE you can make payments into the contract on any frequency. Investment and interest gains accumulate tax deferred. You may also withdraw money from your contract during the ACCUMULATION PHASE. However, as with other tax-deferred investments, you pay taxes on earnings and any untaxed payments to the contract when you withdraw them. A federal tax penalty may apply if you withdraw money prior to age 59 1/2.

During the ANNUITY PAYOUT PHASE you, or the payee you designate, will receive regular annuity benefit payments from your contract, provided you annuitize. Annuitization involves beginning a series of payments from the capital that has built up in your contract. The amount of your annuity benefit payments during the annuity payout phase will, in part, be determined by your contract's growth during the accumulation phase.

2. ANNUITY BENEFIT PAYMENTS

If you choose to annuitize your contract, you may select one of six annuity options: (1) monthly payments guaranteed for the annuitant's lifetime; (2) monthly payments guaranteed for the annuitant's lifetime, but for not less than 10 years; (3) monthly payments for the annuitant's lifetime with the guarantee that if payments are less than the accumulated value, a refund of the remaining value will be paid; (4) monthly payments guaranteed for the annuitant's lifetime and one other individual's (i.e. the beneficiary or a joint annuitant) lifetime;
(5) monthly payments guaranteed for the annuitant's lifetime and one other individual's lifetime with the payment to the survivor being reduced to 2/3; and
(6) monthly payments guaranteed for a specified period of 1 to 30 years.

You also need to decide if you want the annuity payments on a variable basis (i.e., subject to fluctuation based on investment performance), on a fixed basis (with benefit payments guaranteed at a fixed amount), or on a combination variable and fixed basis. Once annuity benefit payments begin, the annuity option cannot be changed.

3. PURCHASING THIS CONTRACT

You can buy a contract through your financial representative, who can also help you complete the proper forms. There is no fixed schedule for making additional payments into this contract. There are no limits to the frequency of additional payments, but there are certain limitations as to amount. Generally, the initial payment must be at least $25,000 and additional payments must be at least $100. However, minimums may be reduced for certain employer-sponsored plans.

4. INVESTMENT OPTIONS

You have full investment control over the contract. You may allocate money to the following portfolios:

KEMPER INFS PORTFOLIOS:
--------------------------------------
  Kemper-Dreman Financial Services      Kemper Value+Growth
  Kemper Small Cap Growth               Kemper Horizon 20+
  Kemper Small Cap Value                Kemper Total Return
  Kemper-Dreman High Return Equity      Kemper Horizon 10+
  Kemper International                  Kemper High Yield
  Kemper International Growth and
   Income                               Kemper Horizon 5
  Kemper Global Blue Chip               Kemper Global Income
  Kemper Growth                         Kemper Investment Grade Bond
  Kemper Contrarian Value               Kemper Government Securities
  Kemper Blue Chip                      Kemper Money Market

SCUDDER VLIF PORTFOLIOS:
--------------------------------------
  Scudder International                 Scudder Capital Growth
  Scudder Global Discovery              Scudder Growth and Income

You may also allocate money to the Guarantee Period Accounts and the Fixed Account. The Guarantee Period Accounts let you choose from among nine different Guarantee Periods (ranging in maturity from 2 to 10 years) during which principal and interest rates are guaranteed. The Fixed Account guarantees principal and a minimum rate of interest (never less than 3% compounded annually).

5. EXPENSES

Each year and upon surrender, a $35 contract fee ($30 for contracts issued in Hawaii, New York, North Dakota and Pennsylvania) is deducted from your contract. The contract fee is waived if the value of the contract is $75,000 or more. We also deduct insurance charges which amount to 1.40% annually of the daily value of your contract value allocated to the variable investment options. The insurance charges include a mortality and expense risk charge of 1.25% and an administrative expense charge of 0.15%. There are also investment management fees and other portfolio operating expenses that vary by portfolio.

In states where premium taxes are imposed, a premium tax charge will be deducted either when withdrawals are made or annuity payments commence.

There is currently no charge for processing investment option transfers. We reserve the right to assess a charge, not to exceed $25, for transfers in excess of 12 per contract year.

The following chart is designed to help you understand the charges in your contract. Column C labeled "Total Annual Charges" shows the total of the contract fee (which is represented as 0.04%) and the 1.40% insurance charges (Column A) plus the investment charges for each portfolio (Column B). Columns D and E show you two examples of the charges, in dollar amounts, you would pay under a contract. The examples assume that you invest $1,000 in a portfolio earning 5% annually and that you withdraw your money: at the end of year 1 (Column D), and at the end of year 10 (Column E). In Column D, the Total Annual Charges are assessed for one year. In Column E, the example shows the aggregate of all the annual charges assessed for 10 years. The premium tax is assumed to be 0% in both examples. The chart does not reflect the optional Enhanced Death Benefit Rider charge of 0.25% which, if elected, would increase expenses.

                                                        A          B          C       D       E
                                                                                        TOTAL
                                                                                        ANNUAL
                                                                                     EXPENSES AT
                                                      TOTAL      TOTAL                  END OF
                                                     ANNUAL      ANNUAL     TOTAL    ------------
                                                    INSURANCE   PORTFOLIO  ANNUAL     1      10
                    PORTFOLIO                        CHARGES    CHARGES*   CHARGES   YEAR   YEARS
--------------------------------------------------  ---------   --------   -------   ----   -----
Kemper-Dreman Financial Services*                     1.44%       0.99%      2.43%   $24    $273
Kemper Small Cap Growth                               1.44%       0.71%      2.15%   $22    $245
Kemper Small Cap Value                                1.44%       0.84%      2.28%   $23    $258
Kemper-Dreman High Return Equity*                     1.44%       0.87%      2.31%   $23    $258
Kemper International                                  1.44%       0.91%      2.35%   $24    $265
Kemper International Growth and Income*               1.44%       1.12%      2.56%   $26    $286
Kemper Global Blue Chip*                              1.44%       1.56%      3.00%   $30    $328
Kemper Growth                                         1.44%       0.65%      2.09%   $21    $239
Kemper Contrarian Value                               1.44%       0.80%      2.24%   $22    $254
Kemper Blue Chip                                      1.44%       0.95%      2.39%   $24    $269
Kemper Value+Growth                                   1.44%       0.84%      2.28%   $23    $258
Kemper Horizon 20+                                    1.44%       0.93%      2.37%   $24    $267
Kemper Total Return                                   1.44%       0.60%      2.04%   $20    $233
Kemper Horizon 10+                                    1.44%       0.83%      2.27%   $23    $257
Kemper High Yield                                     1.44%       0.65%      2.09%   $21    $239
Kemper Horizon 5                                      1.44%       0.97%      2.41%   $24    $271
Kemper Global Income                                  1.44%       1.05%      2.49%   $25    $279
Kemper Investment Grade Bond                          1.44%       0.80%      2.24%   $22    $254
Kemper Government Securities                          1.44%       0.64%      2.08%   $21    $238
Kemper Money Market                                   1.44%       0.55%      1.99%   $20    $228
Scudder International                                 1.44%       1.00%      2.44%   $24    $274
Scudder Global Discovery                              1.44%       1.50%      2.94%   $29    $323
Scudder Capital Growth                                1.44%       0.51%      1.95%   $20    $224
Scudder Growth and Income                             1.44%       0.58%      2.02%   $20    $231

* For newly formed Portfolios, the charges have been estimated. For more detailed information, see the Fee Table in the Prospectus.

6. TAXES

You will not pay taxes until you withdraw money from your contract under current tax rules. During the accumulation phase, earnings are withdrawn first and are taxed as ordinary income. If you make a withdrawal prior to age 59 1/2, you may be subject to a 10% federal tax penalty on the earnings. Payments during the annuity payout phase are considered partly a return of your investment and partly earnings. You will be subject to income taxes on the earnings portion of each payment. However, if your contract is funded with pre-tax or tax deductible dollars (such as a pension or profit sharing plan contribution), then the entire payment will be taxable.

7. WITHDRAWALS

You can make withdrawals from your contract any time during the accumulation phase. The minimum withdrawal amount is $100.

Any withdrawal from a Guarantee Period Account ("GPA") prior to the end of the Guarantee Period will be subject to a market value adjustment which may increase or decrease the value in that account. This adjustment will never impact your original investment, nor will earnings in the GPA amount to less than an effective annual rate of 3%.

8. PERFORMANCE

The value of your contract will vary depending on the investment performance of the portfolios you choose. The following chart illustrates past returns for each portfolio since the inception of each Sub-Account that has been in existence for a complete year as of December 31, 1997. The performance figures reflect the contract fee, the insurance charges, the investment charges and all other expenses of the portfolio. They do not reflect the optional Enhanced Death Benefit Rider charge of 0.25% which, if elected, would reduce performance. These returns are based upon historical data and are not intended to indicate future performance.

ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                                                    CALENDAR
                                                      YEAR
                                                      ENDED
PORTFOLIO                                           12/31/97
-------------------------------------------------  -----------
Kemper-Dreman Financial Services                       N/A
Kemper Small Cap Growth                                32.32%
Kemper Small Cap Value                                 20.03%
Kemper-Dreman High Return Equity                       N/A
Kemper International                                    7.92%
Kemper International Growth and Income                 N/A
Kemper Global Blue Chip                                N/A
Kemper Growth                                        19.63%
Kemper Contrarian Value                                28.55%
Kemper Blue Chip                                       N/A
Kemper Value+Growth                                    23.70%
Kemper Horizon 20+                                     18.78%
Kemper Total Return                                    18.27%
Kemper Horizon 10+                                     15.13%
Kemper High Yield                                      10.04%
Kemper Horizon 5                                       11.11%
Kemper Global Income                                   N/A
Kemper Investment Grade Bond                            7.49%
Kemper Government Securities                            7.42%
Kemper Money Market                                     3.72%
Scudder International                                  N/A
Scudder Global Discovery                               N/A
Scudder Capital Growth                                 N/A
Scudder Growth and Income                              N/A

First Allmerica Financial Life Insurance Company -- The Portfolio was first offered in 1997. Therefore, performance for a complete year is not available and is not shown here.

9. DEATH BENEFIT

If you, a joint owner or (in the event that the owner is a non-natural person) an annuitant dies during the accumulation phase, we will pay the beneficiary a death benefit. The death benefit is equal to the GREATER of: (a) the accumulated value increased by any positive market value adjustment; or (b) gross payments, decreased proportionately to reflect withdrawals. You may also purchase a rider that will enhance the death benefit (see "Optional Enhanced Death Benefit Rider" below).

10. OTHER INFORMATION

FREE LOOK PERIOD: If you cancel your contract within 10 days after receiving it (or whatever period is required by your state), you will receive a refund in accordance with the terms of the contract's "Right to Examine Contract" provision.

OPTIONAL ENHANCED DEATH BENEFIT RIDER: This optional rider is available for a separate monthly charge. Under this rider:

I. If an owner (or an annuitant if the owner is a non-natural person) dies during the accumulation phase and before the oldest owner's 90th birthday, the death benefit will be equal to the GREATEST of:

(a) the accumulated value increased by any positive market value adjustment (the "accumulated value"); or

(b) gross payments compounded daily at an annual rate of 5%, decreased proportionately to reflect withdrawals (5% compounding not available in Hawaii and New York); or

(c) the highest accumulated value of all contract anniversaries, as determined after the accumulated value of each contract anniversary is increased for subsequent payments and decreased proportionately for subsequent withdrawals.

The (c) value is determined on each contract anniversary. A snapshot is taken of the current (a) value and compared to snapshots taken of the (a) value on all prior contract anniversaries, AFTER all of the (a) values have been adjusted to reflect subsequent payments and decreased proportionately for subsequent withdrawals. The highest of all of these adjusted (a) values then becomes the
(c) value. This (c) value becomes the floor below which the death benefit will not drop and is locked-in until the next contract anniversary. The values of (b) and (c) will be decreased proportionately if withdrawals are taken.

II. If an owner (or an annuitant if the owner is a non-natural person) dies during the accumulation phase but after the oldest owner's 90th birthday, the death benefit will be equal to the GREATER of:

(a) the accumulated value increased by any positive market value adjustment; or

(b) the death benefit, as calculated under I, that would have been payable on the contract anniversary immediately prior to the oldest owner's 90th birthday, increased for subsequent payments and decreased proportionately for subsequent withdrawals.

DOLLAR COST AVERAGING: You may elect to automatically transfer money on a periodic basis from the Kemper Money Market Portfolio, the Kemper Government Securities Portfolio or the Fixed Account to one or more of the variable investment options.

AUTOMATIC ACCOUNT REBALANCING: You may elect to automatically have your contract's accumulated value periodically reallocated ("rebalanced") among your chosen investment options to maintain your designated percentage allocation mix.

11. INQUIRIES

If you need more information you may contact us at 1-800-782-8380 or send correspondence to:

        Kemper Gateway Annuities
        Allmerica Financial
        P.O. Box 8632
        Boston, Massachusetts 02266-8632

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                            WORCESTER, MASSACHUSETTS
         FLEXIBLE PAYMENT DEFERRED VARIABLE AND FIXED ANNUITY CONTRACTS

This Prospectus describes interests under flexible payment deferred variable and fixed annuity contracts, known as Kemper Gateway Advisor Variable Annuity Contracts, issued either on a group basis or as individual contracts, by Allmerica Financial Life Insurance and Annuity Company (for contracts issued in the District of Columbia, Puerto Rico, the Virgin Islands and any state except Hawaii and New York) or by First Allmerica Financial Life Insurance Company (for contracts issued in Hawaii and New York) to individuals and businesses in connection with retirement plans which may or may not qualify for special federal income tax treatment. (For information about the tax status when used with a particular type of plan, see "FEDERAL TAX CONSIDERATIONS"). Unless otherwise specified, any reference to the "Company" in this Prospectus shall refer exclusively to Allmerica Financial Life Insurance and Annuity Company for contracts issued in the District of Columbia, Puerto Rico, the Virgin Islands and any state except Hawaii and New York and exclusively to First Allmerica Financial Life Insurance Company for contracts issued in Hawaii and New York.

This Prospectus sets forth the information that a prospective investor ought to know before investing. Additional information is contained in a Statement of
Additional Information ("SAI") dated            , 1998, filed with the
Securities and Exchange Commission (the "SEC") and incorporated herein by reference. The Table of Contents of the SAI is on page 5 of this Prospectus. The SAI is available upon request and without charge through Allmerica Investments, Inc., telephone 1-800-782-8380. In addition, the SEC maintains a website, www.sec.gov, that contains the SAI as well as material incorporated by reference related to this Prospectus.

Contract values may accumulate on a variable basis in the separate account known as Separate Account KG (the "Variable Account"). The assets of the Variable Account are divided into Sub-Accounts, each investing exclusively in shares of one of the following Kemper Portfolios of Investors Fund Series ("Kemper INFS") or Portfolios of Scudder Variable Life Investment Fund ("Scudder VLIF"):

KEMPER INFS PORTFOLIOS:
----------------------------------------
KEMPER-DREMAN FINANCIAL SERVICES          KEMPER VALUE+GROWTH
KEMPER SMALL CAP GROWTH                   KEMPER HORIZON 20+
KEMPER SMALL CAP VALUE                    KEMPER TOTAL RETURN
KEMPER-DREMAN HIGH RETURN EQUITY          KEMPER HORIZON 10+
KEMPER INTERNATIONAL                      KEMPER HIGH YIELD
KEMPER INTERNATIONAL GROWTH AND INCOME    KEMPER HORIZON 5
KEMPER GLOBAL BLUE CHIP                   KEMPER GLOBAL INCOME
KEMPER GROWTH                             KEMPER INVESTMENT GRADE BOND
KEMPER CONTRARIAN VALUE                   KEMPER GOVERNMENT SECURITIES
KEMPER BLUE CHIP                          KEMPER MONEY MARKET
SCUDDER VLIF PORTFOLIOS:
----------------------------------------
SCUDDER INTERNATIONAL                     SCUDDER CAPITAL GROWTH
SCUDDER GLOBAL DISCOVERY                  SCUDDER GROWTH AND INCOME

The Company offers other variable annuity contracts which also invest in many of the same Portfolios. These contracts may have different charges that could affect contract performance, and may offer different benefits more suitable to your needs. To obtain information about these contracts, contact your financial representative.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY CURRENT PROSPECTUSES OF INVESTORS FUND SERIES AND SCUDDER VARIABLE LIFE INVESTMENT FUND. INVESTORS SHOULD RETAIN A COPY OF THIS PROSPECTUS FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           DATED               , 1998

In most jurisdictions, values also may be allocated on a fixed basis to the Fixed Account, which is part of the Company's General Account, and during the accumulation period to one or more of the Company's Guarantee Period Accounts. Amounts allocated to the Fixed Account earn interest at a guaranteed rate for one year from the date allocated. Amounts allocated to a Guarantee Period Account earn a fixed rate of interest for the duration of the applicable Guarantee Period if held for the entire Guarantee Period. If removed prior to the end of the Guarantee Period the value may be increased or decreased by a Market Value Adjustment. Amounts allocated to the Guarantee Period Accounts in the accumulation phase are held in the Company's Separate Account GPA.

Participation in a group contract will be accounted for by the issuance of a certificate describing the individual's interest under the group contract. Participation in an individual contract will be evidenced by the issuance of an individual contract. Certificates and individual contracts are referred to collectively herein as the "Contract(s)." The following is a summary of information about these Contracts. More detailed information can be found under the referenced captions in this Prospectus.

THE CONTRACTS ARE OBLIGATIONS OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY (FOR CONTRACTS ISSUED IN THE DISTRICT OF COLUMBIA, PUERTO RICO, THE VIRGIN ISLANDS AND ANY STATE EXCEPT HAWAII AND NEW YORK) OR FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY (FOR CONTRACTS ISSUED IN HAWAII AND NEW YORK), AND ARE DISTRIBUTED BY ALLMERICA INVESTMENTS, INC. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR CREDIT UNION. THE CONTRACTS ARE NOT INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), OR ANY OTHER FEDERAL AGENCY. INVESTMENTS IN THE CONTRACTS ARE SUBJECT TO VARIOUS RISKS, INCLUDING THE FLUCTUATION OF VALUE AND POSSIBLE LOSS OF PRINCIPAL.

THE CONTRACTS OFFERED BY THIS PROSPECTUS MAY NOT BE AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

                               TABLE OF CONTENTS

STATEMENT OF ADDITIONAL INFORMATION
 TABLE OF CONTENTS                                                                       5
SPECIAL TERMS                                                                            6
SUMMARY                                                                                  8
ANNUAL AND TRANSACTION EXPENSES                                                         15
CONDENSED FINANCIAL INFORMATION                                                         21
PERFORMANCE INFORMATION                                                                 27
DESCRIPTION OF THE COMPANIES, THE VARIABLE
  ACCOUNT, INVESTORS FUND SERIES AND SCUDDER
  VARIABLE LIFE INVESTMENT FUND                                                         33
INVESTMENT OBJECTIVES AND POLICIES                                                      35
INVESTMENT MANAGEMENT SERVICES                                                          37
DESCRIPTION OF THE CONTRACT                                                             38
              A.      Payments                                                          38
              B.      Right to Cancel Individual Retirement Annuity                     40
              C.      Right to Cancel All Other Contracts                               40
              D.      Transfer Privilege                                                41
                        Automatic Transfers and Automatic Account Rebalancing
                          Options                                                       42
              E.      Surrender                                                         43
              F.      Withdrawals                                                       44
                        Systematic Withdrawals                                          44
                        Life Expectancy Distributions                                   45
              G.      Death Benefit                                                     46
                        Death of an Owner Prior to the Annuity Date                     46
                        Enhanced Death Benefit Rider                                    46
                        Payment of the Death Benefit Prior to the Annuity Date          47
              H.      The Spouse of the Owner as Beneficiary                            48
              I.      Assignment                                                        48
              J.      Electing the Form of Annuity and Annuity Date                     48
              K.      Description of Variable Annuity Payout Options                    50
              L.      Annuity Benefit Payments                                          52
                        The Annuity Unit                                                52
                        Determination of the First and Subsequent Annuity
                          Benefit Payments                                              52

              M.      NORRIS Decision                                                   53
              N.      Computation of Values                                             54
                        The Accumulation Unit                                           54
                        Net Investment Factor                                           54

CHARGES AND DEDUCTIONS                                                                  55
              A.      Variable Account Deductions                                       55
                        Mortality and Expense Risk Charge                               55
                        Administrative Expense Charge                                   56
                        Other Charges                                                   56
              B.      Contract Fee                                                      56
              C.      Optional Benefit Rider                                            57
              D.      Premium Taxes                                                     57
              E.      Transfer Charge                                                   57

GUARANTEE PERIOD ACCOUNTS                                                               58

FEDERAL TAX CONSIDERATIONS                                                              62
              A.      Qualified and Non-Qualified Contracts                             63
              B.      Taxation of the Contracts in General                              63
                        Withdrawals Prior to Annuitization                              63
                        Annuity Payouts After Annuitization                             64
                        Penalty on Distribution                                         64
                        Assignments or Transfers                                        65
                        Non-Natural Owners                                              65
                        Deferred Compensation Plans of State and Local
                          Governments and Tax-Exempt Organizations                      65
              C.      Tax Withholding                                                   66
              D.      Provisions Applicable to Qualified Employer Plans                 66
                        Corporate and Self-Employed Pension and
                          Profit Sharing Plans                                          66
                        Individual Retirement Annuities                                 66
                        Tax-Sheltered Annuities                                         67
                        Texas Optional Retirement Program                               67

REPORTS                                                                                 67

LOANS (QUALIFIED CONTRACTS ONLY)                                                        68

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS                                       68

CHANGES TO COMPLY WITH LAW AND AMENDMENTS                                               70

VOTING RIGHTS                                                                           70

DISTRIBUTION                                                                            70

SERVICES                                                                                71

LEGAL MATTERS                                                                           71

FURTHER INFORMATION                                                                     71

APPENDIX A -- MORE INFORMATION ABOUT THE FIXED
               ACCOUNT                                                                 A-1

APPENDIX B -- SURRENDER CHARGES AND THE MARKET
               VALUE ADJUSTMENT                                                        B-1

APPENDIX C -- THE DEATH BENEFIT                                                        C-1

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY                                                           2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT
  AND THE COMPANY                                                                         3

SERVICES                                                                                  3

UNDERWRITERS                                                                              3

ANNUITY BENEFIT PAYMENTS                                                                  4

PERFORMANCE INFORMATION                                                                   6

TAX-DEFERRED ACCUMULATION                                                                 7

FINANCIAL STATEMENTS                                                                    F-1

                                 SPECIAL TERMS

ACCUMULATED VALUE: the sum of the value of all Accumulation Units in the Sub-Accounts and of the value of all accumulations in the Fixed Account and Guarantee Period Accounts credited to the Contract on any date before the Annuity Date.

ACCUMULATION UNIT: a measure of the Owner's interest in a Sub-Account before annuity benefit payments begin.

ANNUITANT: the person designated in the Contract upon whose continuation of life annuity benefit payments involving life contingency depend. Joint Annuitants are permitted and, unless otherwise indicated, any reference to Annuitant shall include Joint Annuitants.

ANNUITY DATE: the date on which annuity benefit payments begin as specified pursuant to the Contract.

ANNUITY UNIT: a measure of the value of the periodic annuity benefit payments under the Contract.

FIXED ACCOUNT: the part of the Company's General Account that guarantees principal and a fixed minimum interest rate and to which all or a portion of a payment or transfer under this Contract may be allocated.

FIXED ANNUITY PAYOUT: an Annuity in the payout phase providing for annuity benefit payments which remain fixed in amount throughout the annuity benefit payment period selected.

GENERAL ACCOUNT: all the assets of the Company other than those held in a separate account.

GUARANTEE PERIOD: the number of years that a Guaranteed Interest Rate is credited to a Guarantee Period Account.

GUARANTEE PERIOD ACCOUNT: an account which corresponds to a Guaranteed Interest Rate for a specified Guarantee Period and is supported by assets in a non-unitized separate account.

GUARANTEED INTEREST RATE: the annual effective rate of interest, after daily compounding, credited to a Guarantee Period Account.

MARKET VALUE ADJUSTMENT: a positive or negative adjustment to earnings in the Guarantee Period Account assessed if any portion of a Guarantee Period Account is withdrawn or transferred prior to the end of its Guarantee Period.

OWNER: the person, persons or entity entitled to exercise the rights and privileges under this Contract. Joint Owners are permitted if one of the two is an Annuitant and, unless otherwise indicated, any reference to Owner shall include Joint Owners.

SUB-ACCOUNT: a subdivision of the Variable Account. Each Sub-Account available under the Contract invests exclusively in the shares of a corresponding Kemper portfolio of Investors Fund Series ("Kemper INFS") or a corresponding portfolio of Scudder Variable Life Investment Fund ("Scudder VLIF").

SURRENDER VALUE: the Accumulated Value of the Contract on full surrender after application of any Contract fee and Market Value Adjustment.

UNDERLYING PORTFOLIOS (OR PORTFOLIOS): currently, the twenty Portfolios of Kemper INFS and the four Portfolios of Scudder VLIF in which the Sub-Accounts invest.

VALUATION DATE: a day on which the net asset value of the shares of any of the Underlying Portfolios is determined and unit values of the Sub-Accounts are determined. Valuation Dates currently occur on each day on which the New York Stock Exchange is open for trading, as well as each day otherwise required.

VARIABLE ACCOUNT: Separate Account KG, one of the Company's separate accounts, consisting of assets segregated from other assets of the Company. The investment performance of the assets of the Variable Account is determined separately from the other assets of the Company, and are not chargeable with liabilities arising out of any other business which the Company may conduct.

VARIABLE ANNUITY PAYOUT: an annuity in the payout phase providing for payments varying in amount in accordance with the investment experience of certain of the Portfolios.

                                    SUMMARY

WHAT IS THE KEMPER GATEWAY ADVISOR VARIABLE ANNUITY?

The Kemper Gateway Advisor variable annuity contract is an insurance contract designed to help you accumulate assets for your retirement or other important financial goals on a tax-deferred basis. The Contract combines the concept of professional money management with the attributes of an annuity contract. Features available through the Contract include:

  -  A customized investment portfolio;

  -  20 Kemper INFS Portfolios and 4 Scudder VLIF Portfolios;

  -  1 Fixed Account;

  -  9 Guarantee Period Accounts;

  -  Experienced professional portfolio managers;

  -  Tax deferral on earnings;

  - Guarantees that can protect your beneficiaries during the accumulation phase;

  -  Income that can be guaranteed for life.

The Contract has two phases, an accumulation phase and, if you choose to annuitize, an annuity payout phase. During the accumulation phase, your initial payment and any additional payments you choose to make may be allocated to the combination of portfolio of securities ("Portfolios") under your Contract, to the Guarantee Period Accounts, and to the Fixed Account. You select the investment options most appropriate for your investment needs. As those needs change, you may also change your allocation without incurring any tax consequences. Your Contract's Accumulated Value is based on the investment performance of the Portfolios and any accumulations in the Guarantee Period and Fixed Accounts. No income taxes are paid on any earnings under the Contract unless and until Accumulated Values are withdrawn. In addition, during the accumulation phase, your beneficiaries receive certain protections and guarantees in the event of your death. See discussion below, "WHAT HAPPENS UPON DEATH DURING THE ACCUMULATION PHASE?"

WHAT HAPPENS IN THE ANNUITY PAYOUT PHASE?

During the annuity payout phase, you, or the payee you designate, can receive income based on several annuity payout options. You choose the annuity payout option and the date for annuity benefit payments to begin. You also decide whether you want variable annuity benefit payments based on the investment performance of certain Portfolios, fixed annuity benefit payments with payment amounts guaranteed by the Company, or a combination of fixed and variable annuity benefit payments. Among the payout options available during the annuity payout phase are:

  -  periodic payments for the Annuitant's lifetime;

  - periodic payments for the Annuitant's life and the life of another person selected by you;

  - periodic payments for the Annuitant's lifetime with guaranteed payments continuing for ten years in the event that the Annuitant dies before the end of ten years;

  - periodic payments over a specified number of years (1 to 30) -- under this option you may reserve the right to convert remaining payments to a lump-sum payout by electing a "commutable" option.

WHO ARE THE KEY PERSONS UNDER THE CONTRACT?

The Contract is between you, (the "Owner") and us, Allmerica Financial Life Insurance and Annuity Company (for contracts issued in the District of Columbia, Puerto Rico, the Virgin Islands and any state except Hawaii and New York) or First Allmerica Financial Life Insurance Company (for contracts issued in Hawaii and New York). Unless otherwise specified, any reference to the "Company" in this Prospectus shall refer exclusively to Allmerica Financial Life Insurance and Annuity Company for contracts issued in the District of Columbia, Puerto Rico, the Virgin Islands and any state except Hawaii and New York and exclusively to First Allmerica Financial Life Insurance Company for contracts issued in Hawaii and New York. Each Contract has an Owner (or an Owner and a Joint Owner, in which case one of the two also must be an Annuitant), an Annuitant (or an Annuitant and a Joint Annuitant) and one or more beneficiaries. As Owner, you make payments, choose investment allocations, receive annuity benefit payments (or designate someone else to receive annuity benefit payments) and select the Annuitant and beneficiary. When a Contract is jointly owned, the consent of both Owners is required in order to exercise any ownership rights. The Annuitant is the individual upon whose continuation of life annuity benefit payments involving life contingency depend. An Annuitant may be changed at any time after issue of the Contract and prior to the Annuity Date, unless (1) the Owner is a non-natural person or (2) you are taking life expectancy distributions. For more information about life expectancy distributions, see "F. Withdrawals." At all times there must be at least one Annuitant. If an Annuitant dies and a replacement is not named, you will become the new Annuitant. The beneficiary is the person, persons or entity entitled to the death benefit prior to the Annuity Date and who, under certain circumstances, may be entitled to annuity benefit payments upon the death of an Owner on or after the Annuity Date.

HOW MUCH CAN I INVEST AND HOW OFTEN?

The number and frequency of your payments are flexible, subject to the minimum and maximum payments stated in "A. Payments."

WHAT ARE MY INVESTMENT CHOICES?

The Contract permits net payments to be allocated among the Sub-Accounts investing in the Portfolios, the Guarantee Period Accounts, and the Fixed Account. As to the date of this Prospectus, payments may be allocated to a maximum of seventeen Variable Sub-Accounts during the life of the Contract and prior to the Annuity Date in addition to the Kemper Money Market Portfolio.

VARIABLE ACCOUNT.  You have a choice of Sub-Accounts investing in the following
Portfolios:

KEMPER INFS PORTFOLIOS:
--------------------------------------
  Kemper-Dreman Financial Services      Kemper Value+Growth
  Kemper Small Cap Growth               Kemper Horizon 20+
  Kemper Small Cap Value                Kemper Total Return
  Kemper-Dreman High Return Equity      Kemper Horizon 10+
  Kemper International                  Kemper High Yield
  Kemper International Growth and
   Income                               Kemper Horizon 5
  Kemper Global Blue Chip               Kemper Global Income
  Kemper Growth                         Kemper Investment Grade Bond
  Kemper Contrarian Value               Kemper Government Securities
  Kemper Blue Chip                      Kemper Money Market

SCUDDER VLIF PORTFOLIOS:
--------------------------------------
  Scudder International                 Scudder Capital Growth
  Scudder Global Discovery              Scudder Growth and Income

For a more detailed description of the Portfolios, see "INVESTMENT OBJECTIVES AND POLICIES."

GUARANTEE PERIOD ACCOUNTS. Assets supporting the guarantees under the Guarantee Period Accounts are held in the Company's Separate Account GPA, a non-unitized insulated separate account. Values and benefits calculated on the basis of Guarantee Period Account allocations, however, are obligations of the Company's General Account. Amounts allocated to a Guarantee Period Account earn a Guaranteed Interest Rate declared by the Company. The level of the Guaranteed Interest Rate depends on the number of years of the Guarantee Period selected. The Company currently makes available nine Guarantee Periods ranging from two to ten years in duration. Once declared, the Guaranteed Interest Rate will not change during the duration of the Guarantee Period. If amounts allocated to a Guarantee Period Account are transferred, surrendered or applied to any annuity option at any time other than the day following the last day of the applicable Guarantee Period, a Market Value Adjustment will apply that may increase or decrease the Account's value; however, this adjustment will never be applied against your principal. In addition, earnings in the GPA after application of the Market Value Adjustment will not be less than an effective annual rate of 3%. For more information about the Guarantee Period Accounts and the Market Value Adjustment, see "GUARANTEE PERIOD ACCOUNTS."

FIXED ACCOUNT. The Fixed Account is part of the General Account, which consists of all the Company's assets other than those allocated to the Variable Account and any other separate account. Allocations to the Fixed Account are guaranteed as to principal and a minimum rate of interest. Additional excess interest may be declared periodically at the Company's discretion. Furthermore, the initial rate in effect on the date an amount is allocated to the Fixed Account will be guaranteed for one year from that date. For more information about the Fixed Account see APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

THE GUARANTEE PERIOD ACCOUNTS AND/OR SOME OF THE SUB-ACCOUNTS MAY NOT BE AVAILABLE IN ALL STATES.

WHO ARE THE PORTFOLIO MANAGERS?

Scudder Kemper Investments, Inc. ("Scudder Kemper") is the investment manager of each Portfolio of Kemper INFS and each Portfolio of Scudder VLIF. Scudder Investments (U.K.) Limited, an affiliate of Scudder Kemper, is the sub-adviser for the Kemper International Portfolio and the Kemper Global Income Portfolio. Dreman Value Management, L.L.C. is the sub-advisor for the Kemper-Dreman Financial Services Portfolio and Kemper-Dreman High Return Equity Portfolio, Scudder Kemper is the investment manager of the Guarantee Period Accounts pursuant to an investment advisory agreement between the Company and Scudder Kemper.

CAN I MAKE TRANSFERS AMONG THE ACCOUNTS?

Yes. Prior to the Annuity Date, you may transfer among the Sub-Accounts investing in the Portfolios, the Guarantee Period Accounts, and the Fixed Account. You will incur no current taxes on transfers while your money remains in the Contract. You also may elect Automatic Account Rebalancing to ensure assets remain allocated according to a desired mix or choose Automatic Dollar Cost Averaging to gradually move money into one or more Portfolios. As of the date of this Prospectus, transfers may be made to a maximum of seventeen variable Sub-Accounts during the life of the Contract and prior to the Annuity Date in addition to the Kemper Money Market Portfolio. See "D. Transfer Privilege."

WHAT IF I NEED MY MONEY BEFORE MY ANNUITY PAYOUT PHASE BEGINS?

You may surrender your Contract or make withdrawals any time before the annuity payout phase begins. A 10% tax penalty may apply on all amounts deemed to be income if you are under age 59 1/2. (A Market Value Adjustment, which may increase or decrease the value of the account, may apply to any withdrawal made from a Guarantee Period Account prior to the expiration of the Guarantee Period.)

WHAT HAPPENS UPON DEATH DURING THE ACCUMULATION PHASE?

If you, a Joint Owner or (in the event that the Owner is a non-natural person) an Annuitant should die prior to the Annuity Date, a death benefit will be paid to the beneficiary. The standard death benefit will be equal to the GREATER of:

  -  The Accumulated Value increased by any positive Market Value Adjustment; or

  - Gross payments, decreased proportionately to reflect withdrawals (for each withdrawal, the proportionate reduction is calculated as the death benefit under this option immediately prior to the withdrawal, multiplied by the withdrawal amount, and divided by the Accumulated Value immediately prior to the withdrawal).

An optional Enhanced Death Benefit Rider is available for a separate monthly charge. See "G. Death Benefit" under "DESCRIPTION OF THE CONTRACT." Under the Enhanced Death Benefit Rider:

I. If an Owner (or an Annuitant if the Owner is a non-natural person) dies prior to the Annuity Date and before the oldest Owner's 90th birthday, the death benefit will be equal to the GREATEST of:

(a) the Accumulated Value increased by any positive Market Value Adjustment (the "Accumulated Value"); or

(b) gross payments compounded daily at an annual rate of 5%, decreased proportionately to reflect withdrawals (5% compounding not available in Hawaii and New York); or

(c) the highest Accumulated Value of all Contract anniversaries, as determined after the Accumulated Value of each contract anniversary is increased for subsequent payments and decreased proportionately for subsequent withdrawals.

The (c) value is determined on each Contract anniversary. A snapshot is taken of the current (a) value and compared to snapshots taken of the (a) value on all prior Contract anniversaries, AFTER all of the (a) values have been adjusted to reflect subsequent payments and decreased proportionately for subsequent withdrawals. The highest of all of these adjusted (a) values then becomes the
(c) value. This (c) value becomes the floor below which the death benefit will not drop and is locked-in until the next Contract anniversary. The values of (b) and (c) will be decreased proportionately if withdrawals are taken.

II. If an Owner (or an Annuitant if the Owner is a non-natural person) dies prior to the Annuity Date but after the oldest Owner's 90th birthday, the death benefit will be equal to the GREATER of:

(a) the Accumulated Value increased by any positive Market Value Adjustment; or

(b) the death benefit, as calculated under I, that would have been payable on the Contract anniversary immediately prior to the oldest Owner's 90th birthday, increased for subsequent payments and decreased proportionately for subsequent withdrawals.

WHAT CHARGES WILL I INCUR UNDER MY CONTRACT?

If the Accumulated Value on a Contract anniversary and upon surrender is less than $75,000, the Company will deduct a $35 Contract fee ($30 for Contracts issued in Hawaii, New York, North Dakota and Pennsylvania) from the Contract. There will be no Contract fee if the Accumulated Value is $75,000 or more.

Depending upon the state in which you live, a deduction for state and local premium taxes, if any, may be made as described under "D. Premium Taxes."

Currently, the Company makes no charge for processing transfers. The first 12 transfers in a Contract year are guaranteed to be free of a transfer charge. For each subsequent transfer in a Contract year, the Company reserves the right to assess a charge which is guaranteed never to exceed $25.

The Company will deduct, on a daily basis, an annual mortality and expense risk charge and administrative expense charge equal to 1.25% and 0.15%, respectively, of the average daily net assets invested in each Portfolio. The Portfolios will incur certain management fees and expenses described more fully in "Other Charges" under "A. Variable Account Deductions" and in the Kemper INFS and Scudder VLIF prospectuses which accompany this Prospectus.

An optional rider (Enhanced Death Benefit Rider) is available for an additional charge of 0.25% which is deducted in arrears on a monthly basis. For more information see "G. Death Benefit" under "DESCRIPTION OF THE CONTRACT."

For more information, see "CHARGES AND DEDUCTIONS."

CAN I EXAMINE THE CONTRACT?

Yes. Your Contract will be delivered to you after your purchase. If you return the Contract to the Company within ten days of receipt, the Contract will be canceled. (There may be a longer period in certain states; see the "Right to Examine" provision on the cover of your Contract.) If you cancel the Contract, you will receive a refund of any amounts allocated to the Fixed and Guarantee Period Accounts and the Accumulated Value of any amounts allocated to the Sub-Accounts (plus any fees or charges that may have been deducted.) However, if state law requires or if your Contract was issued as an Individual Retirement Annuity (IRA), you will generally receive a refund of your entire payment. In certain states this refund may be the greater of (1) your entire payment or (2) the amounts allocated to the Fixed and Guarantee Period Accounts plus the Accumulated Value of amounts in the Sub-Accounts, plus any fees or charges previously deducted. See "B. Right to Cancel Individual Retirement Annuity" and "C. Right to Cancel All Other Contracts."

CAN I MAKE FUTURE CHANGES UNDER MY CONTRACT?

There are several changes you can make after receiving your Contract:

  - You may assign your ownership to someone else, except under certain qualified plans; see "FEDERAL TAX CONSIDERATIONS."

  - You may change an Annuitant at any time after Contract issue and prior to the Annuity Date, unless the Owner is a non-natural person and except while taking life expectancy distributions.

  - You may change the beneficiary, unless you have designated a beneficiary irrevocably.

  -  You may change your allocation of payments.

  - You may make transfers among your accounts prior to the Annuity Date without any tax consequences.

  - You may cancel the Contract within ten days of delivery (or longer if required by law).

                        ANNUAL AND TRANSACTION EXPENSES

The following tables show charges under the Contract, expenses of the Sub-Accounts, and expenses of the Underlying Portfolios. In addition to the charges and expenses described below, premium taxes are applicable in some states and are deducted as described under "D. Premium Taxes."

CONTRACT CHARGES:                                             CHARGE
-----------------------------------------------------------  ---------
  TRANSFER CHARGE:
  The Company currently makes no charge for processing         None
  transfers and guarantees that the first 12 transfers in a
  Contract year will not be subject to a transfer charge.
  For each subsequent transfer, the Company reserves the
  right to assess a charge, guaranteed never to exceed $25,
  to reimburse the Company for the costs of processing the
  transfer.

  CONTRACT FEE:
  The fee is deducted annually and upon surrender prior to     $35*
  the Annuity Date when Accumulated Value is less than
  $75,000.

  CONTRACT OWNER TRANSACTION EXPENSES
-----------------------------------------------------------
  Sales Charge Imposed on Payments:                            None
  Deferred Sales Charge:                                       None
  SUB-ACCOUNT EXPENSES:
-----------------------------------------------------------
  (on annual basis as percentage of average daily net
  assets)
  Mortality and Expense Risk Charge:                           1.25%
  Administrative Expense Charge:                               0.15%
                                                             ---------
  Total Asset Charge:                                          1.40%

* $30 in Hawaii, New York, North Dakota and Pennsylvania.

PORTFOLIO EXPENSES: The following table shows the expenses of the Underlying Portfolios as a percentage of average net assets for the year ended December 31, 1997. For more information concerning fees and expenses, see the prospectuses for the Underlying Portfolios.

                                         MANAGEMENT FEE
                                        (AFTER APPLICABLE
PORTFOLIO                                   WAIVERS)          OTHER EXPENSES  TOTAL EXPENSES
-----------------------------------  -----------------------  --------------  --------------
Kemper-Dreman Financial
 Services*.........................             0.75%               0.24%           0.99%
Kemper Small Cap Growth............             0.65%               0.06%           0.71%
Kemper Small Cap Value.............             0.75%               0.09%           0.84%
Kemper-Dreman High Return
 Equity*...........................             0.75%               0.12%           0.87%
Kemper International...............             0.75%               0.16%           0.91%
Kemper International Growth and
 Income*...........................             0.70%(1)            0.42%           1.12%(1)
Kemper Global Blue Chip*...........             0.85%(1)            0.71%           1.56%(1)
Kemper Growth......................             0.60%               0.05%           0.65%
Kemper Contrarian Value............             0.75%               0.05%           0.80%
Kemper Blue Chip**.................             0.65%               0.30%           0.95%
Kemper Value+Growth................             0.75%               0.09%           0.84%
Kemper Horizon 20+.................             0.60%               0.33%           0.93%
Kemper Total Return................             0.55%               0.05%           0.60%
Kemper Horizon 10+.................             0.60%               0.23%           0.83%
Kemper High Yield..................             0.60%               0.05%           0.65%
Kemper Horizon 5...................             0.60%               0.37%           0.97%
Kemper Global Income**.............             0.75%               0.30%           1.05%
Kemper Investment Grade Bond.......             0.60%               0.20%           0.80%
Kemper Government Securities.......             0.55%               0.09%           0.64%
Kemper Money Market................             0.50%               0.05%           0.55%
Scudder International..............             0.83%               0.17%           1.00%
Scudder Global Discovery...........             0.98%               0.81%           1.79%
Scudder Capital Growth.............             0.47%               0.04%           0.51%
Scudder Growth and Income..........             0.48%               0.10%           0.58%

 * These Portfolios commenced operations on 5/1/98, therefore "other expenses" are estimated and annualized and should not be considered representative of future expenses. Actual expenses may be greater or less than shown.

** These Portfolios commenced operations on 5/1/97, therefore "other expenses" are estimated and annualized and should not be considered representative of future expenses. Actual expenses may be greater or less than shown.

(1) Until further notice, the Adviser has agreed to voluntarily waive its management fee for the Kemper International Growth and Income Portfolio by 0.30% of the average daily net assets and for the Kemper Global Blue Chip Portfolio by 0.15% of the average daily net assets. Without such a waiver, the management fee and total expenses would be as follows: Kemper International Growth and Income - 1.00% and 1.42% and Kemper Global Blue Chip - 1.00% and 1.71%. The declaration of a voluntary waiver does not bind the Manager to declare future waivers with respect to these funds. These limitations may be terminated at any time.

EXAMPLES. The following examples demonstrate the cumulative expenses which would be paid by the Owner at 1-year, 3-year, 5-year and 10-year intervals with and without the optional Enhanced Death Benefit Rider. Each example assumes a $1,000 investment in a Sub-Account and a 5% annual return on assets, as required by rules of the SEC.

THE INFORMATION GIVEN UNDER THE FOLLOWING EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

(1) At the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets and no optional Enhanced Death Benefit Rider:

                                                     1       3       5      10
UNDERLYING PORTFOLIO                                YEAR   YEARS   YEARS   YEARS
--------------------------------------------------  ----   -----   -----   -----
Kemper-Dreman Financial Services..................  $24    $ 75    $128    $273
Kemper Small Cap Growth...........................  $22    $ 66    $114    $245
Kemper Small Cap Value............................  $23    $ 70    $120    $258
Kemper-Dreman High Return.........................  $23    $ 71    $122    $261
Kemper International..............................  $24    $ 72    $124    $265
Kemper International Growth and Income............  $26    $ 79    $134    $286
Kemper Global Blue Chip...........................  $30    $ 92    $156    $328
Kemper Growth.....................................  $21    $ 65    $111    $239
Kemper Contrarian Value...........................  $22    $ 69    $118    $254
Kemper Blue Chip..................................  $24    $ 74    $126    $269
Kemper Value+Growth...............................  $23    $ 70    $120    $258
Kemper Horizon 20+................................  $24    $ 73    $125    $267
Kemper Total Return...............................  $20    $ 63    $108    $233
Kemper Horizon 10+................................  $23    $ 70    $120    $257
Kemper High Yield.................................  $21    $ 65    $111    $239
Kemper Horizon 5..................................  $24    $ 74    $127    $271
Kemper Global Income..............................  $25    $ 77    $131    $279
Kemper Investment Grade Bond......................  $22    $ 69    $118    $254
Kemper Government Securities......................  $21    $ 64    $110    $238
Kemper Money Market...............................  $20    $ 62    $106    $228
Scudder International.............................  $24    $ 75    $128    $274
Scudder Global Discovery..........................  $29    $ 90    $153    $323
Scudder Capital Growth............................  $20    $ 60    $104    $224
Scudder Growth and Income.........................  $20    $ 62    $107    $231

(2) At the end of the applicable time period, you would pay the following expenses on a $1000 investment, assuming a 5% annual return on assets and an optional Enhanced Death Benefit Rider:

                                                     1       3       5      10
UNDERLYING PORTFOLIO                                YEAR   YEARS   YEARS   YEARS
--------------------------------------------------  ----   -----   -----   -----
Kemper-Dreman Financial Services..................  $27    $ 82    $140    $298
Kemper Small Cap Growth...........................  $24    $ 74    $126    $270
Kemper Small Cap Value............................  $25    $ 78    $133    $283
Kemper-Dreman High Return.........................  $26    $ 79    $134    $286
Kemper International..............................  $26    $ 80    $136    $290
Kemper International Growth and Income............  $28    $ 86    $147    $310
Kemper Global Blue Chip...........................  $32    $ 99    $168    $352
Kemper Growth.....................................  $23    $ 72    $123    $264
Kemper Contrarian Value...........................  $25    $ 77    $131    $279
Kemper Blue Chip..................................  $26    $ 81    $138    $294
Kemper Value+Growth...............................  $25    $ 78    $133    $283
Kemper Horizon 20+................................  $26    $ 80    $137    $292
Kemper Total Return...............................  $23    $ 71    $121    $259
Kemper Horizon 10+................................  $25    $ 77    $132    $282
Kemper High Yield.................................  $23    $ 72    $123    $264
Kemper Horizon 5..................................  $27    $ 82    $139    $296
Kemper Global Income..............................  $27    $ 84    $143    $304
Kemper Investment Grade Bond......................  $25    $ 77    $131    $279
Kemper Government Securities......................  $23    $ 72    $123    $263
Kemper Money Market...............................  $22    $ 69    $118    $254
Scudder International.............................  $27    $ 83    $141    $299
Scudder Global Discovery..........................  $32    $ 97    $165    $346
Scudder Capital Growth............................  $22    $ 68    $116    $250
Scudder Growth and Income.........................  $23    $ 70    $120    $257

As required in rules promulgated under the Investment Company Act of 1940 Act (the "1940 Act"), the Contract fee is reflected in the examples by a method to show the "average" impact on an investment in the Variable Account. The total Contract fees collected are divided by the total average net assets attributable to the Contract. The resulting percentage is 0.04% and the amount of the Contract fee is assumed to be $0.40 in the examples. The Contract fee is deducted only when the accumulated value is less than $75,000.

The Contract fee is not deducted after annuitization.

OPTIONAL ENHANCED DEATH BENEFIT RIDER. Subject to state availability, the Company offers an optional Enhanced Death Benefit Rider that may be elected by the Owner. A separate monthly charge is made for this rider. The applicable charge is equal to Accumulated Value on the last day of each month and on the date a rider is terminated multiplied by 1/12th of the following annual percentage rate:

Enhanced Death Benefit Rider....................................................
0.25%

For a description of this rider, see "Enhanced Death Benefit Rider" under "G. Death Benefit."

                        CONDENSED FINANCIAL INFORMATION
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              SEPARATE ACCOUNT KG

SUB-ACCOUNT                                                          1997       1996
-----------------------------------------------------------------  ---------  ---------
KEMPER SMALL CAP GROWTH PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      0.989      1.000
    End of Period................................................      1.309      0.989
Number of Units Outstanding at End of Period
 (in thousands)..................................................     16,339        210
KEMPER SMALL CAP VALUE PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      1.022      1.000
    End of Period................................................      1.227      1.022
Number of Units Outstanding at End of Period
 (in thousands)..................................................     29,597        314
KEMPER INTERNATIONAL PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      1.019      1.000
    End of Period................................................      1.100      1.019
Number of Units Outstanding at End of Period
 (in thousands)..................................................     30,789        360
KEMPER GROWTH PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      0.995      1.000
    End of Period................................................      1.191      0.995
Number of Units Outstanding at End of Period
 (in thousands)..................................................     24,186        370
KEMPER CONTRARIAN VALUE PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      1.036      1.000
    End of Period................................................      1.332      1.036
Number of Units Outstanding at End of Period
 (in thousands)..................................................     53,634        317
KEMPER BLUE CHIP PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0        N/A
    End of Period................................................      1.105        N/A
Number of Units Outstanding at End of Period
 (in thousands)..................................................     13,179        N/A

                        CONDENSED FINANCIAL INFORMATION
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              SEPARATE ACCOUNT KG

SUB-ACCOUNT                                                          1997       1996
-----------------------------------------------------------------  ---------  ---------
KEMPER VALUE+GROWTH PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      0.981      1.000
    End of Period................................................      1.213      0.981
Number of Units Outstanding at End of Period
 (in thousands)..................................................     30,946        197
KEMPER HORIZON 20+ PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      0.995      1.000
    End of Period................................................      1.183      0.995
Number of Units Outstanding at End of Period
 (in thousands)..................................................      7,768        226
KEMPER TOTAL RETURN PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      0.984      1.000
    End of Period................................................      1.164      0.984
Number of Units Outstanding at End of Period
 (in thousands)..................................................     31,284        353
KEMPER HORIZON 10+ PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      1.002      1.000
    End of Period................................................      1.154      1.002
Number of Units Outstanding at End of Period
 (in thousands)..................................................     10,199         39
KEMPER HIGH YIELD PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      1.020      1.000
    End of Period................................................      1.123      1.020
Number of Units Outstanding at End of Period
 (in thousands)..................................................     64,934        941
KEMPER HORIZON 5 PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      1.002      1.000
    End of Period................................................      1.114      1.002
Number of Units Outstanding at End of Period
 (in thousands)..................................................      7,888         53

                        CONDENSED FINANCIAL INFORMATION
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              SEPARATE ACCOUNT KG

SUB-ACCOUNT                                                          1997       1996
-----------------------------------------------------------------  ---------  ---------
KEMPER GLOBAL INCOME PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0        N/A
    End of Period................................................      1.019        N/A
Number of Units Outstanding at End of Period
 (in thousands)..................................................      1,317        N/A
KEMPER INVESTMENT GRADE BOND PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      1.003      1.000
    End of Period................................................      1.079      1.003
Number of Units Outstanding at End of Period
 (in thousands)..................................................      8,255         22
KEMPER GOVERNMENT SECURITIES PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      0.993      1.000
    End of Period................................................      1.067      0.993
Number of Units Outstanding at End of Period
 (in thousands)..................................................      7,815        498
KEMPER MONEY MARKET PORTFOLIO
Unit Value $:
    Beginning of Period..........................................      1.004      1.000
    End of Period................................................      1.042      1.004
Number of Units Outstanding at End of Period
 (in thousands)..................................................     15,760      1,904

No information is shown above for Sub-Accounts that commenced operations after December 31, 1997.

                        CONDENSED FINANCIAL INFORMATION
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT KG

SUB-ACCOUNT                                                          1997
-----------------------------------------------------------------  ---------
KEMPER SMALL CAP GROWTH PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      0.985
    Number of Units Outstanding at End of Period
     (in thousands)..............................................         18
KEMPER SMALL CAP VALUE PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      1.003
    Number of Units Outstanding at End of Period
     (in thousands)..............................................         52
KEMPER INTERNATIONAL PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      0.932
    Number of Units Outstanding at End of Period
     (in thousands)..............................................         48
KEMPER GROWTH PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      0.973
    Number of Units Outstanding at End of Period
     (in thousands)..............................................         16
KEMPER CONTRARIAN VALUE PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      1.014
    Number of Units Outstanding at End of Period
     (in thousands)..............................................        174
KEMPER BLUE CHIP PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      1.105
    Number of Units Outstanding at End of Period
     (in thousands)..............................................         43

                        CONDENSED FINANCIAL INFORMATION
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT KG

SUB-ACCOUNT                                                          1997
-----------------------------------------------------------------  ---------
KEMPER VALUE+GROWTH PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      0.960
    Number of Units Outstanding at End of Period
     (in thousands)..............................................        125
KEMPER HORIZON 20+ PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      0.980
    Number of Units Outstanding at End of Period
     (in thousands)..............................................          5
KEMPER TOTAL RETURN PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      1.014
    Number of Units Outstanding at End of Period
     (in thousands)..............................................         42
KEMPER HORIZON 10+ PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      1.016
    Number of Units Outstanding at End of Period
     (in thousands)..............................................         21
KEMPER HIGH YIELD PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      1.004
    Number of Units Outstanding at End of Period
     (in thousands)..............................................         75
KEMPER HORIZON 5 PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      1.017
    Number of Units Outstanding at End of Period
     (in thousands)..............................................         81

                        CONDENSED FINANCIAL INFORMATION
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT KG

SUB-ACCOUNT                                                          1997
-----------------------------------------------------------------  ---------
KEMPER GLOBAL INCOME PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      1.019
    Number of Units Outstanding at End of Period
     (in thousands)..............................................         11
KEMPER INVESTMENT GRADE BOND PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      1.004
    Number of Units Outstanding at End of Period
     (in thousands)..............................................         21
KEMPER GOVERNMENT SECURITIES PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      1.004
    Number of Units Outstanding at End of Period
     (in thousands)..............................................         21
KEMPER MONEY MARKET PORTFOLIO
Unit Value $:
    Beginning of Period..........................................          0
    End of Period................................................      1.000
    Number of Units Outstanding at End of Period
     (in thousands)..............................................          5

No information is shown above for Sub-Accounts that commenced operations after December 31, 1997.

                            PERFORMANCE INFORMATION

The Contract was first offered to the public in 1999. The Company, however, may advertise "total return" and "average annual total return" performance information based on the periods that the Sub-Accounts have been in existence and the periods that the Underlying Portfolios have been in existence. Performance results for all periods shown below are calculated with all charges assumed to be those applicable to the Sub-Accounts and the Underlying Portfolios. Both the total return and yield figures are based on historical earnings and are not intended to indicate future performance.

The total return of a Sub-Account refers to the total of the income generated by an investment in the Sub-Account and of the changes in the value of the principal (due to realized and unrealized capital gains or losses) for a specified period, reduced by certain charges, and expressed as a percentage of the investment.

The average annual total return represents the average annual percentage change in the value of an investment in a Sub-Account over a given period of time. Average annual total return represents averaged figures as opposed to the actual performance of a Sub-Account, which will vary from year to year.

The yield of the Sub-Account investing in the Kemper Money Market Portfolio refers to the income generated by an investment in the Sub-Account over a seven-day period (which period will be specified in the advertisement). This income is then "annualized" by assuming that the income generated in the specific week is generated over a 52-week period. This annualized yield is shown as a percentage of the investment. The "effective yield" calculation is similar but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. Thus the effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account investing in a Portfolio other than the Kemper Money Market Portfolio refers to the annualized income generated by an investment in the Sub-Account over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

Quotations of average annual total return as shown in Tables 1A and 1B are calculated in the manner prescribed by the SEC and show the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period or for a period covering the time the Sub-Account has been in existence, if less than the prescribed periods. The calculation is adjusted to reflect the deduction of the annual Sub-Account asset charge of 1.40%, the Underlying

Portfolio charges and the annual Contract fee. The calculation has not been adjusted to reflect the deduction of the optional Enhanced Death Benefit Rider charge of 0.25% which, if elected, would reduce performance.

The performance shown in Table 2A is calculated in exactly the same manner as those in Tables 1A and 1B; however, the period of time is based on the Underlying Portfolios' lifetime, which may predate the Sub-Accounts' inception dates. These performance calculations are based on the assumption that the Sub-Account corresponding to the applicable Underlying Portfolio was actually in existence throughout the stated period and that the contractual charges and expenses during that period were equal to those currently assessed under the Contract.

For more detailed information about these performance calculations, including actual formulas, see the Statement of Additional Information.

PERFORMANCE INFORMATION FOR ANY SUB-ACCOUNT REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT IN THE SUB-ACCOUNT DURING THE TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES AND RISK CHARACTERISTICS OF THE UNDERLYING PORTFOLIO IN WHICH THE SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

Performance information for a Sub-Account may be compared, in reports and promotional literature, to: (1) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Shearson Lehman Aggregate Bond Index or other unmanaged indices so that investors may compare the Sub-Account results with those of a group of unmanaged securities widely regarded by investors as representative of the securities markets in general;
(2) other groups of variable annuity variable accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment products by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons, who rank such investment products on overall performance or other criteria; or (3) the Consumer Price Index (a measure for inflation) to assess the real rate of return from an investment in the Sub-Account. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues and do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Portfolios.

                                    TABLE 1A
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
          FOR CONTRACTS OTHER THAN THOSE ISSUED IN HAWAII AND NEW YORK
                   SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS
                                 OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1997
                         SINCE INCEPTION OF SUB-ACCOUNT

                                                         FOR YEAR         SINCE
                                                           ENDED       INCEPTION OF
SUB-ACCOUNT INVESTING IN UNDERLYING PORTFOLIO            12/31/97      SUB-ACCOUNT
------------------------------------------------------  -----------  ----------------
Kemper-Dreman Financial Services......................      N/A            N/A
Kemper Small Cap Growth...............................      32.32%           28.45%
Kemper Small Cap Value................................      20.03%           19.80%
Kemper-Dreman High Return Equity......................      N/A            N/A
Kemper International..................................       7.92%            8.78%
Kemper International Growth and Income................      N/A            N/A
Kemper Global Blue Chip...............................      N/A            N/A
Kemper Growth.........................................      19.63%           17.67%
Kemper Contrarian Value...............................      28.55%           28.81%
Kemper Blue Chip......................................      N/A              10.48%
Kemper Value+Growth...................................      23.70%           19.44%
Kemper Horizon 20+....................................      18.78%           16.91%
Kemper Total Return...................................      18.27%           14.93%
Kemper Horizon 10+....................................      15.13%           15.00%
Kemper High Yield.....................................      10.04%           10.77%
Kemper Horizon 5......................................      11.11%           11.10%
Kemper Global Income..................................      N/A               1.87%
Kemper Investment Grade Bond..........................       7.49%            7.43%
Kemper Government Securities..........................       7.42%            6.19%
Kemper Money Market...................................       3.72%            3.69%
Scudder International.................................      N/A            N/A
Scudder Global Discovery..............................      N/A            N/A
Scudder Capital Growth................................      N/A            N/A
Scudder Growth and Income.............................      N/A            N/A

                                    TABLE 1B
                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                  FOR CONTRACTS ISSUED IN HAWAII AND NEW YORK
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1997
                         SINCE INCEPTION OF SUB-ACCOUNT

                                                                          SINCE
                                                    SUB-ACCOUNT        INCEPTION OF
SUB-ACCOUNT INVESTING IN UNDERLYING PORTFOLIO      INCEPTION DATE      SUB-ACCOUNT
-----------------------------------------------  ------------------  ----------------
Kemper-Dreman Financial Services...............         N/A                N/A
Kemper Small Cap Growth........................         10/16/97             -1.51%
Kemper Small Cap Value.........................         11/18/97              0.24%
Kemper-Dreman High Return Equity...............         N/A                N/A
Kemper International...........................         10/16/97             -6.81%
Kemper International Growth and Income.........         N/A                N/A
Kemper Global Blue Chip........................         N/A                N/A
Kemper Growth..................................         10/16/97             -2.70%
Kemper Contrarian Value........................         10/14/97              1.39%
Kemper Blue Chip...............................           5/1/97             10.49%
Kemper Value+Growth............................         10/14/97             -4.02%
Kemper Horizon 20+.............................         10/16/97             -2.04%
Kemper Total Return............................         11/17/97              1.35%
Kemper Horizon 10+.............................         11/25/97              1.53%
Kemper High Yield..............................         10/16/97              0.38%
Kemper Horizon 5...............................         11/10/97              1.68%
Kemper Global Income...........................           5/1/97              1.87%
Kemper Investment Grade Bond...................         12/11/97              0.37%
Kemper Government Securities...................         12/11/97              0.36%
Kemper Money Market............................         12/29/97             -0.02%
Scudder International..........................         N/A                N/A
Scudder Global Discovery.......................         N/A                N/A
Scudder Capital Growth.........................         N/A                N/A
Scudder Growth and Income......................         N/A                N/A

                                    TABLE 2A
            SUPPLEMENTAL AVERAGE ANNUAL TOTAL RETURNS OF SUB-ACCOUNT
                      FOR PERIODS ENDING DECEMBER 31, 1997
                    SINCE INCEPTION OF UNDERLYING PORTFOLIO

                                          YEAR                         10 YEARS
                                          ENDED                        (OR SINCE
UNDERLYING PORTFOLIO                    12/31/97      5 YEARS     INCEPTION IF LESS)*
-------------------------------------  -----------  -----------  ---------------------
Kemper-Dreman Financial Services.....      N/A          N/A               N/A
Kemper Small Cap Growth..............      32.32%       N/A                 24.02%
Kemper Small Cap Value...............      20.03%       N/A                 12.10%
Kemper-Dreman High Return Equity.....      N/A          N/A               N/A
Kemper International.................       7.92%       11.37%               9.02%
Kemper International Growth and
 Income..............................      N/A          N/A               N/A
Kemper Global Blue Chip..............      N/A          N/A               N/A
Kemper Growth........................      19.63%       14.96%              14.83%
Kemper Contrarian Value..............      28.55%       N/A                 27.16%
Kemper Blue Chip.....................      N/A          N/A                 10.48%
Kemper Value+Growth..................      23.70%       N/A                 22.51%
Kemper Horizon 20+...................      18.78%       N/A                 20.04%
Kemper Total Return..................      18.27%       10.74%              12.23%
Kemper Horizon 10+...................      15.13%       N/A                 15.36%
Kemper High Yield....................      10.04%       10.27%              10.10%
Kemper Horizon 5.....................      11.11%       N/A                 11.85%
Kemper Global Income.................      N/A          N/A                  1.87%
Kemper Investment Grade Bond.........       7.49%       N/A                  6.00%
Kemper Government Securities.........       7.42%        5.07%               6.42%
Kemper Money Market..................       3.72%        3.03%               4.13%
Scudder International................       7.52%       12.10%              10.21%
Scudder Global Discovery.............      10.79%       N/A                  9.18%
Scudder Capital Growth...............      33.84%       16.36%              15.13%
Scudder Growth and Income............      28.63%       N/A                 22.29%

* The inception dates for the Underlying Portfolios are: 4/6/82 for Kemper Money Market, Kemper Total Return and Kemper High Yield; 12/9/83 for Kemper Growth; 9/3/87 for Kemper Government Securities; 1/6/92 for Kemper International; 5/2/94 for Kemper Small Cap Growth and Scudder Growth and Income; 5/1/96 for Kemper Investment Grade Bond, Kemper Contrarian Value, Kemper Small Cap Value, Kemper Value+Growth, Kemper Horizon 20+, Kemper Horizon 10+, Kemper Horizon 5 and Scudder Global Discovery; 5/1/97 for Kemper Global Income and Kemper Blue Chip; 5/1/87 for Scudder International; and 7/16/85 for Scudder Capital Growth.

              DESCRIPTION OF THE COMPANIES, THE VARIABLE ACCOUNT,
                   INVESTORS FUND SERIES AND SCUDDER VARIABLE
                              LIFE INVESTMENT FUND

THE COMPANIES. Allmerica Financial Life Insurance and Annuity Company ("Allmerica Financial") is a life insurance company organized under the laws of Delaware in July 1974. Its principal office ("Principal Office") is located at 440 Lincoln Street, Worcester, MA 01653, Telephone 508-855-1000. Allmerica Financial is subject to the laws of the State of Delaware governing insurance companies and to regulation by the Commissioner of Insurance of Delaware. In addition, Allmerica Financial is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 1997, Allmerica Financial had over $9.4 billion in assets and over $26.6 billion of life insurance in force.

Effective October 1, 1995, Allmerica Financial changed its name from SMA Life Assurance Company to Allmerica Financial Life Insurance and Annuity Company. Allmerica Financial is an indirectly wholly owned subsidiary of First Allmerica Financial Life Insurance Company which, in turn is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

First Allmerica Financial Life Insurance Company ("First Allmerica") organized under the laws of Massachusetts in 1844, is the fifth oldest life insurance company in America. As of December 31, 1997, First Allmerica and its subsidiaries had over $16.3 billion in combined assets and over $43.8 billion of life insurance in force. Effective October 16, 1995, First Allmerica converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. First Allmerica is a wholly owned subsidiary of AFC. First Allmerica's principal office is located at 440 Lincoln Street, Worcester, MA 01653, Telephone 508-855-1000.

First Allmerica is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, First Allmerica is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Both companies are charter members of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT. Each Company maintains a separate investment account called the Separate Account KG ("Variable Account") with 24 Sub-Accounts. Unless otherwise specified, any reference to the "Company" in this Prospectus shall refer exclusively to Allmerica Financial for contracts issued in the District of Columbia, Puerto Rico, the Virgin Islands and any state except Hawaii and New York and exclusively to First Allmerica for contracts issued in Hawaii and New York. The assets used to fund the variable portions of the Contract are set aside in Sub-Accounts kept separate from the general assets of the Company. Each Sub-Account invests in a corresponding investment series ("Portfolio") of Investors Fund Series and Scudder Variable Life Investment Fund. Each Sub-Account is administered and accounted for as part of the general business of the Company. The income, capital gains, or capital losses of each Sub-Account, however, are allocated to each Sub-Account, without regard to any other income, capital gains or capital losses of the Company. Under Delaware and Massachusetts law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of the Company.

The Variable Accounts of Allmerica Financial and of First Allmerica were authorized by votes of the Board of Directors of the Companies on June 13, 1996. The Variable Accounts meet the definition of "separate account" under federal securities laws, and are registered with the SEC as unit investment trusts under the 1940 Act. This registration does not involve the supervision of management or investment practices or policies of the Variable Accounts by the SEC.

The Company reserves the right, subject to compliance with applicable law, to change the names of the Variable Account and the Sub-Accounts.

INVESTORS FUND SERIES. Investors Fund Series ("Kemper INFS"), is a series-type mutual fund registered with the SEC as an open-end, management investment company. Registration of Kemper INFS does not involve supervision of its management, investment practices or policies by the SEC. Kemper INFS is designed to provide an investment vehicle for certain variable annuity contracts and variable life insurance policies. Shares of the Portfolios of Kemper INFS are sold only to insurance company separate accounts. Scudder Kemper Investments, Inc. serves as the investment adviser of Kemper INFS.

SCUDDER VARIABLE LIFE INVESTMENT FUND. Scudder Variable Life Investment Fund ("Scudder VLIF") is an open-end, diversified management investment company established as a Massachusetts business trust on March 15, 1985, and registered with the SEC under the 1940 Act. Scudder Kemper Investments, Inc. serves as the investment adviser of Scudder VLIF.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of each of the Underlying Portfolios is set forth below. More detailed information regarding the investment objectives, restrictions and risks, expenses paid by the Underlying Portfolios and other relevant information regarding Kemper INFS and Scudder VLIF may be found in their respective prospectuses, which accompany this Prospectus. Please read them carefully before investing. The Statements of Additional Information of the Underlying Portfolios are available upon request.

KEMPER INFS PORTFOLIOS:

KEMPER-DREMAN FINANCIAL SERVICES PORTFOLIO -- seeks long-term capital appreciation by investing primarily in common stocks and other equity securities of companies in the financial services industry believed by the Portfolio's investment manager to be undervalued.

KEMPER SMALL CAP GROWTH PORTFOLIO -- seeks maximum appreciation of investors' capital from a portfolio primarily of growth stocks of smaller companies.

KEMPER SMALL CAP VALUE PORTFOLIO -- seeks long-term capital appreciation from a portfolio primarily of value stocks of smaller companies.

KEMPER-DREMAN HIGH RETURN EQUITY PORTFOLIO -- seeks to achieve a high rate of total return.

KEMPER INTERNATIONAL PORTFOLIO -- seeks total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities.

KEMPER INTERNATIONAL GROWTH AND INCOME PORTFOLIO -- seeks long-term growth of capital and current income, primarily from foreign equity securities.

KEMPER GLOBAL BLUE CHIP PORTFOLIO -- seeks long-term growth of capital through a diversified worldwide portfolio of marketable securities, primarily equity securities, including common stocks, preferred stocks and debt securities convertible into common stocks.

KEMPER GROWTH PORTFOLIO -- seeks maximum appreciation of capital through diversification of investment securities having potential for capital appreciation.

KEMPER CONTRARIAN VALUE PORTFOLIO -- seeks to achieve a high rate of total return from a portfolio primarily of value stocks of larger companies. This Portfolio was formerly known as the Kemper Value Portfolio.

KEMPER BLUE CHIP PORTFOLIO -- seeks growth of capital and of income.

KEMPER VALUE+GROWTH PORTFOLIO -- seeks growth of capital through professional management of a portfolio of growth and value stocks.

KEMPER HORIZON 20+ PORTFOLIO -- designed for investors with approximately a 20+ year investment horizon, seeks growth of capital, with income as a secondary objective.

KEMPER TOTAL RETURN PORTFOLIO -- seeks a high total return, a combination of income and capital appreciation, by investing in a combination of debt securities and common stocks.

KEMPER HORIZON 10+ PORTFOLIO -- designed for investors with approximately a 10+ year investment horizon, seeks a balance between growth of capital and income, consistent with moderate risk.

KEMPER HIGH YIELD PORTFOLIO -- seeks to provide a high level of current income by investing in fixed-income securities.

KEMPER HORIZON 5 PORTFOLIO -- designed for investors with approximately a five year investment horizon, seeks income consistent with preservation of capital, with growth of capital as a secondary objective.

KEMPER GLOBAL INCOME PORTFOLIO -- seeks to provide high current income consistent with prudent total return asset management.

KEMPER INVESTMENT GRADE BOND PORTFOLIO -- seeks high current income by investing primarily in a diversified portfolio of investment grade debt securities

KEMPER GOVERNMENT SECURITIES PORTFOLIO -- seeks high current return consistent with preservation of capital from a portfolio composed primarily of U.S. Government securities.

KEMPER MONEY MARKET PORTFOLIO -- seeks maximum current income to the extent consistent with stability of principal from a portfolio of high quality money market instruments that mature in 12 months or less.

SCUDDER VLIF PORTFOLIOS:

SCUDDER INTERNATIONAL PORTFOLIO -- seeks long term growth of capital principally from a diversified portfolio of foreign equity securities.

SCUDDER GLOBAL DISCOVERY PORTFOLIO -- seeks above average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world.

SCUDDER CAPITAL GROWTH PORTFOLIO -- seeks to maximize long-term capital growth from a portfolio consisting primarily of equity securities.

SCUDDER GROWTH AND INCOME PORTFOLIO -- seeks long-term growth of capital, current income and growth of income from a portfolio consisting primarily of common stocks and securities convertible into common stocks.

Certain Underlying Portfolios have investment objectives and/or policies similar to those of other Underlying Portfolios. To choose the Sub-Accounts which best meet individual needs and objectives, carefully read the Underlying Portfolio prospectuses. In some states, insurance regulations may restrict the availability of particular Sub-Accounts.

                         INVESTMENT MANAGEMENT SERVICES

Responsibility for overall management of Kemper INFS rests with the Board of Trustees and officers of Kemper INFS. Responsibility for overall management of Scudder VLIF rests with its Board of Trustees and officers. Scudder Kemper Investments, Inc. ("Scudder Kemper") is the investment manager of all the Portfolios available under this Contract. Scudder Investments (U.K.) Limited, an affiliate of Scudder Kemper, is a sub-adviser for the Kemper International Portfolio and the Kemper Global Income Portfolio. Dreman Value Management, L.L.C. serves as the sub-advisor for the Kemper-Dreman Financial Services Portfolio and Kemper-Dreman High Return Equity Portfolio.

For its services, Scudder Kemper receives a management fee, payable monthly at 1/12 of the following annual rates based on the average daily net assets of each
Portfolio: Money Market (.50%), Total Return (.55%), High Yield (.60%), Growth (.60%), Government Securities (.55%), International (.75%), Small Cap Growth (.65%), Investment Grade Bond (.60%), Contrarian Value (.75%), Small Cap Value (.75%), Value+Growth (.75%), Horizon 20+ (.60%), Horizon 10+ (.60%), Horizon 5
(.60%), Blue Chip (.65%), Global Income (.75%) and International Growth and Income (1.00%).

The High Return Equity, Financial Services and Global Blue Chip Portfolios each pay Scudder Kemper an investment management fee, payable monthly, at 1/12 of the annual rates shown below.

High Return Equity
Portfolio and
Financial Services
Portfolio.............  .75% for the first $250 million, .72% for the next $750 million, .70% for the next
                        $1.5 billion, .68% for the next $2.5
                        billion, .65% for the next $2.5 billion,
                        .64% for the next $2.5 billion, .63% for the
                        next $2.5 billion and .62% over $12.5
                        billion.

Global Blue Chip
Portfolio.............  1.00% for the first $250 million, .95% for the next $750 million and .90% over $1
                        billion.

Scudder Kemper pays Scudder Investments (U.K.) Limited for its services as sub-adviser for the Kemper International Portfolio and the Kemper Global Income Portfolio a sub-advisory fee, payable monthly, at 1/12 of the annual rate of

0.35% of average daily net assets of the Kemper International Portfolio and 0.30% of average daily net assets of the Kemper Global Income Portfolio. Scudder Kemper also pays Dreman Value Management, L.L.C. a fee for its services to the Kemper-Dreman Financial Services Portfolio and Kemper-Dreman High Return Equity Portfolio. A sub-advisory fee, payable monthly at the annual rate of .24% of the first $250 million of each Portfolio's average daily net assets, .23% of average daily net assets between $250 million and $1 billion, .224% of average daily net assets between $1 billion and $2.5 billion, .218% of average daily net assets between $2.5 billion and $5 billion, .208% of average daily net assets between $5 billion and $7.5 billion, .205% of average daily net assets between $7.5 billion and $10 billion, .202% of average daily net assets between $10 billion and $12.5 billion and .198% of each Portfolio's average daily net assets over $12 billion.

For its investment management services to the Scudder VLIF Portfolios, Scudder Kemper receives compensation monthly at the following annual rates for each
Portfolio: Scudder International Portfolio (0.875% for the first $500,000,000 and 0.775% for amounts in excess of $500,000,000); Scudder Global Discovery Portfolio (0.975%); Scudder Capital Growth Portfolio (0.475%) and Scudder Growth and Income Portfolio (0.475%.)

For more information, see the Kemper INFS and Scudder VLIF prospectuses and SAIs.

                          DESCRIPTION OF THE CONTRACT

Unless otherwise specified, any reference to the "Company" in this Prospectus shall refer exclusively to Allmerica Financial Life Insurance and Annuity Company for contracts issued in the District of Columbia, Puerto Rico, the Virgin Islands and any state except Hawaii and New York and exclusively to First Allmerica Financial Life Insurance Company for contracts issued in Hawaii and New York.

A. PAYMENTS

The Company's underwriting requirements, which include receipt of the initial payment and allocation instructions by the Company at its Principal Office, must be met before a Contract can be issued. These requirements may also include the proper completion of an application; however, where permitted, the Company may issue a Contract without completion of an application for certain classes of annuity contracts.

Payments are to be made payable to the Company. A net payment is equal to the payment received less the amount of any applicable premium tax. The initial net payment will be credited to the Contract and allocated among the requested accounts as of the date that all issue requirements are properly met. If all issue requirements are not complied with within five business days of the Company's receipt of the initial payment, the payment will be returned unless the Owner specifically consents to the holding of the initial payment until completion of any outstanding issue requirements. Subsequent payments will be credited as of the Valuation Date received at the Principal Office.

Payments are not limited as to frequency and number, but there are certain limitations as to amount. Currently, the initial payment must be at least $25,000. Each subsequent payment must be at least $100. The minimum allocation to a Guarantee Period Account is $1,000. If less than $1,000 is allocated to a Guarantee Period Account, the Company reserves the right to apply that amount to the Kemper Money Market Portfolio.

From time to time where permitted by law, the Company may credit amounts to Contracts when Contracts are sold to individuals or groups of individuals in a manner that reduces sales expenses. The Company will consider factors such as the following: (1) the size and type of group or class, and the persistency expected from that group or class; (2) the total amount of payments to be received and the manner in which payments are remitted; (3) the purpose for which the Contracts are being purchased and whether that purpose makes it likely that costs and expenses will be reduced; (4) other transactions where sales expenses are likely to be reduced; or (5) the level of commissions paid to selling broker-dealers or certain financial institutions with respect to Contracts within the same group or class (for example, broker-dealers who offer this Contract in connection with financial planning services offered on a fee for service basis). The Company may also credit amounts to Contracts where either the Owner or the Annuitant on the issue date is within the following classes of individuals ("eligible persons"): employees and registered representatives of any broker-dealer which has entered into a Sales Agreement with the Company to sell the Contract; employees of the Company, its affiliates or subsidiaries; officers, directors, trustees and employees of any of the Portfolios, investment managers or sub-advisers; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.

Generally, unless otherwise requested, all payments will be allocated among the accounts in the same proportion that the initial net payment is allocated or, if subsequently changed, according to the most recent allocation instructions. As of the date of this Prospectus, payments may be allocated to a maximum of seventeen variable Sub-Accounts during the life of the Contract and prior to the Annuity Date in addition to the Kemper Money Market Portfolio. There are no restrictions on the number of times the Fixed Account and the Guarantee Period Accounts may be used over the life of the Contract.

The Owner may change allocation instructions for new payments pursuant to a written or telephone request. If telephone requests are elected by the Owner, a properly completed authorization must be on file before telephone requests will be honored. The Company will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses due to unauthorized or fraudulent instructions. The procedures the Company follows for transactions initiated by telephone include requirements that callers on behalf of an Owner identify themselves by name and identify the Annuitant by name, date of birth and social security number. All transfer instructions by telephone are tape-recorded.

B. RIGHT TO CANCEL INDIVIDUAL RETIREMENT ANNUITY

An individual purchasing a Contract intended to qualify as an IRA may cancel the Contract at any time within ten days after receipt of the Contract and receive a refund. In order to cancel the Contract, the Owner must mail or deliver the Contract to the agent through whom the Contract was purchased or to the Company's Principal Office at 440 Lincoln Street, Worcester, MA 01653. Mailing or delivery must occur on or before ten days after receipt of the Contract for cancellation to be effective.

Within seven days the Company will provide a refund equal to the gross payment(s) received. In some states, however, the refund may equal the greater of (a) gross payments or (b) any amounts allocated to the Fixed Account and the Guarantee Period Accounts plus the Accumulated Value of amounts allocated to the Variable Account plus any amounts deducted under the Contract or by the Portfolios for taxes, charges or fees. At the time the Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate whether the refund will be equal to gross payments or equal to the greater of (a) or (b) as set forth above.

The liability of the Variable Account under this provision is limited to the Owner's Accumulated Value in the Sub-Accounts on the date of cancellation. Any additional amounts refunded to the Owner will be paid by the Company.

C. RIGHT TO CANCEL ALL OTHER CONTRACTS

An Owner may cancel the Contract at any time within ten days after receipt of the Contract (or longer if required by state law) and receive a refund. Generally, the Company will pay to the Owner an amount equal to the sum of (1) the difference between the payment paid, including fees, and any amount allocated to the Variable Account, and (2) the Accumulated Value of amounts allocated to the Variable Account as of the date the request is received. If the Contract was purchased as an IRA, the IRA revocation right described above may be utilized in lieu of the special surrender right. At the time the Contract is issued, the "Right to Examine" provision on the cover of the Contract will specifically indicate what the refund will be and the time period allowed to exercise the right to cancel.

D. TRANSFER PRIVILEGE

At any time prior to the Annuity Date, an Owner may have amounts transferred among accounts subject to the seventeen variable Sub-Account restriction discussed in "A. Payments." Transfer values will be effected at the Accumulation Value next computed after receipt of the transfer order. The Company will make transfers pursuant to written or telephone requests. As discussed in "A. Payments," a properly completed authorization form must be on file before telephone requests will be honored. In Oregon and Massachusetts, payments and transfers to the Fixed Account are subject to certain restrictions. See APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

Transfers to a Guarantee Period Account must be at least $1,000. If the amount to be transferred to a Guarantee Period Account is less than $1,000, the Company may transfer that amount to the Sub-Account which invests in the Kemper Money Market Portfolio. Transfers from a Guarantee Period Account prior to the expiration of the Guarantee Period will be subject to a Market Value Adjustment.

The Owner may authorize an independent third party to transact allocations and transfers in accordance with an asset allocation strategy or other investment strategy. The Company may provide administrative or other support services to these independent third parties, however, the Company does not engage any third parties to offer allocation or other investment services under this Contract, does not endorse or review any allocation or transfer recommendations and is not responsible for the investment results of such allocations or transfers transacted on the Owner's behalf. In addition, the Company reserves the right to discontinue services or limit the number of Portfolios that it may provide such services for as well as to restrict such transactions altogether when exercised by a market timing firm or any other third party authorized to initiate allocations, transfers or exchanges on behalf of multiple Contract owners. The Company does not charge the Owner for providing additional support services.

As indicated above, the Company reserves the right to restrict transfer privileges when exercised by a market timing firm or any other third party authorized to initiate allocations, transfers or exchanges on behalf of multiple Contract owners. The Company may, among other things, not accept (1) the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Contract owner, or (2) the transfer or exchange instructions of individual Contract owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Contract owner at the same time.

AUTOMATIC TRANSFERS (DOLLAR COST AVERAGING) AND AUTOMATIC ACCOUNT REBALANCING OPTIONS. The Owner may elect automatic transfers of a predetermined dollar amount, not less than $100, on a periodic basis (monthly, bi-monthly, quarterly, semi-annually or annually) from the Sub-Account investing in the Kemper Money Market Portfolio or the Kemper Government Securities Portfolio, or from the Fixed Account (the source account) to one or more of the Sub-Accounts. Automatic transfers may not be made into the Fixed Account, the Guarantee Period Accounts or, if applicable, the Portfolio being used as the source account. If an automatic transfer would reduce the balance in the source account to less than $100, the entire balance will be transferred proportionately to the chosen Portfolios. Automatic transfers will continue until the amount in the source account on a transfer date is zero or the Owner's request to terminate the option is received by the Company. If additional amounts are allocated to the source account after its balance has fallen to zero, this option will not restart automatically, and the Owner must provide a new request to the Company.

To the extent permitted by state law, the Company reserves the right, from time to time, to credit an enhanced interest rate to certain initial and/or subsequent payments which are deposited into the Fixed Account and which utilize the Fixed Account as the source account for the payment from which to process automatic transfers. For more information see APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

The Owner may request automatic rebalancing of Sub-Account allocations on a monthly, bi-monthly, quarterly, semi-annual or annual basis in accordance with specified percentage allocations. As frequently as requested, the Company will review the percentage allocations in the Portfolios and, if necessary, transfer amounts to ensure conformity with the designated percentage allocation mix. If the amount necessary to re-establish the mix on any scheduled date is less than $100, no transfer will be made. Automatic Account Rebalancing will continue until the Owner's request to terminate or change the option is received by the Company. As such, subsequent payments allocated in a manner different from the percentage allocation mix in effect on the date the payment is received will be reallocated in accordance with the existing mix on the next scheduled date unless the Owner's timely request to change the mix or terminate the option is received by the Company.

The Company reserves the right to limit the number of Portfolios that may be utilized for automatic transfers and rebalancing, and to discontinue either option upon advance written notice. The first automatic transfer and all subsequent transfers of that request in the same Contract year count as one transfer towards the 12 transfers which are guaranteed to be free of a transfer charge in each Contract year. Currently, Dollar Cost Averaging and Automatic Account Rebalancing may not be in effect simultaneously. Either option may be elected when the Contract is purchased or at a later date.

E. SURRENDER

At any time prior to the Annuity Date, an Owner may surrender the Contract and receive its Accumulated Value adjusted for any Market Value Adjustment ("Surrender Value") and applicable tax withholding. The Owner must return the Contract and a signed, written request for surrender, satisfactory to the Company, to the Principal Office. The amount payable to the Owner upon surrender will be based on the Contract's Accumulated Value as of the Valuation Date on which the request and the Contract are received at the Principal Office.

The Contract fee will be deducted upon surrender of the Contract.

After the Annuity Date, only a Contract under which future annuity benefit payments are limited to a specified period (as specified in the Period Certain Annuity Option) may be surrendered. The Surrender Amount is the commuted value of any unpaid annuity benefit payments, computed on the basis of the assumed interest rate incorporated in such annuity benefit payments.

Any amount surrendered normally is payable within seven days following the Company's receipt of the surrender request. The Company reserves the right to defer surrenders and withdrawals of amounts in each Sub-Account in any period during which (1) trading on the New York Stock Exchange is restricted as determined by the SEC or such Exchange is closed for other than weekends and holidays, (2) the SEC has, by order, permitted such suspension, or (3) an emergency, as determined by the SEC, exists such that disposal of Portfolio securities or valuation of assets of each separate account is not reasonably practicable.

The Company reserves the right to defer surrenders and withdrawals of amounts allocated to the Company's Fixed Account and Guarantee Period Accounts for a period not to exceed six months.

The surrender rights of Owners who are participants under Section 403(b) plans or who are participants in the Texas Optional Retirement Program ("Texas ORP") are restricted; see "FEDERAL TAX CONSIDERATIONS," "Tax-Sheltered Annuities" and "Texas Optional Retirement Program."

Where an Owner who is a trustee under a pension plan surrenders, in whole or in part, a Contract on a terminating employee, the trustee will be permitted to reallocate all or a part of the total Accumulated Value under the Contract to other contracts issued by the Company and owned by the trustee. Any such reallocation will be at the unit values for the Sub-Accounts as of the Valuation Date on which a written, signed request is received at the Principal Office.

For important tax consequences which may result from surrender, see "FEDERAL TAX CONSIDERATIONS."

F. WITHDRAWALS

At any time prior to the Annuity Date, an Owner may withdraw a portion of the Accumulated Value of his or her Contract, subject to the limits stated below. The Owner must file a signed, written request for withdrawals, satisfactory to the Company, at the Principal Office. The written request must indicate the dollar amount the Owner wishes to receive and the accounts from which such amount is to be withdrawn. Amounts withdrawn from a Guarantee Period Account prior to the end of the applicable Guarantee Period will be subject to a Market Value Adjustment against the remaining value, as described under "GUARANTEE PERIOD ACCOUNTS."

Where allocations have been made to more than one account, a percentage of the withdrawal may be allocated to each such account. A withdrawal from a Sub-Account will result in cancellation of a number of units equivalent in value to the amount withdrawn, computed as of the Valuation Date that the request is received at the Principal Office.

Each withdrawal must be in a minimum amount of $100. No withdrawal will be permitted if the Accumulated Value remaining under the Contract would be reduced to less than $1,000. Withdrawals will be paid in accordance with the time limitations described under "E. Surrender."

After the Annuity Date, only a Contract under which future variable annuity benefit payments are limited to a specified period may be withdrawn. A withdrawal after the Annuity Date will result in cancellation of a number of Annuity Units equivalent in value to the amount withdrawn.

For important restrictions on withdrawals which are applicable to Owners who are participants under Section 403(b) plans or under the Texas ORP, see "FEDERAL TAX CONSIDERATIONS," "Tax-Sheltered Annuities" and "Texas Optional Retirement Program."

For important tax consequences which may result from withdrawals, see "FEDERAL TAX CONSIDERATIONS."

SYSTEMATIC WITHDRAWALS. The Owner may elect an automatic schedule of withdrawals (systematic withdrawals) from amounts in the Sub-Accounts and/or the Fixed Account on a monthly, bi-monthly, quarterly, semi-annual or annual basis. Systematic withdrawals from Guarantee Period Accounts are not available. The minimum amount of each automatic withdrawal is $100. If elected at the time of purchase, the Owner must designate in writing the specific dollar amount of each withdrawal and the percentage of this amount which should be taken from each designated Sub-Account and/or the Fixed Account. Systematic withdrawals then will begin on the date indicated on the application. If elected after the issue date, the Owner may elect, by written request, a specific dollar amount and the percentage of this amount to be taken from each designated Sub-Account and/or the Fixed Account, or the Owner may elect to withdraw a specific percentage of the Accumulated Value calculated as of the withdrawal dates, and may designate the percentage of this amount which should be taken from each account. The first withdrawal will take place on the date the written request is received at the Principal Office or, if later, on a date specified by the Owner.

If a withdrawal would cause the remaining Accumulated Value to be less than $1,000, systematic withdrawals will be discontinued. Systematic withdrawals will cease automatically on the Annuity Date. The Owner may change or terminate systematic withdrawals by written request to the Principal Office only.

LIFE EXPECTANCY DISTRIBUTIONS. Prior to the Annuity Date the Owner who also is the Annuitant may elect to make a series of systematic withdrawals from the Contract according to a life expectancy distribution ("LED") option by returning a properly signed LED request form to the Principal Office. The LED option permits the Owner to make systematic withdrawals from the Contract over his or her lifetime. The amount withdrawn from the Contract changes each year, because life expectancy changes each year that a person lives. For example, actuarial tables indicate that a person age 70 has a life expectancy of 16 years, but a person who attains age 86 has a life expectancy of another 6.5 years. While an LED is in effect, the Owner must remain the Annuitant.

Where the Owner is a trust or other non-natural person, the Owner may elect the LED option based on the Annuitant's life expectancy.

If an Owner elects the LED option, in each calendar year a fraction of the Accumulated Value is withdrawn based on the Owner's then life expectancy. The numerator of the fraction is 1 (one) and the denominator of the fraction is the remaining life expectancy of the Owner, as determined annually by the Company. The resulting fraction, expressed as a percentage, is applied to the Accumulated Value at the beginning of the year to determine the amount to be distributed during the year. The Owner may elect monthly, bi-monthly, quarterly, semi-annual, or annual distributions, and may terminate the LED option at any time. Under contracts issued in Hawaii and New York, the LED option will terminate automatically on the maximum Annuity Date permitted under the Contract at which time an Annuity Option must be elected. The Owner also may elect to receive distributions under an LED option which is determined on the joint life expectancy of the Owner and a beneficiary. The Company also may offer other systematic withdrawal options.

If an Owner makes withdrawals under the LED option prior to age 59 1/2, the withdrawals may be treated by the Internal Revenue Service ("IRS") as premature distributions from the Contract. The payments then would be taxed on an "income first" basis and be subject to a 10% federal tax penalty. For more information, see "FEDERAL TAX CONSIDERATIONS" and "B. Taxation of the Contracts in General."

The Company may discontinue or change the LED option at any time, but not with respect to election of the option made prior to the date of any change in the LED option.

G. DEATH BENEFIT

In the event that an Owner or (in the event the Owner is a non-natural person) an Annuitant dies prior to the Annuity Date, the Company will pay the beneficiary a death benefit, except where the Contract is continued as provided in "H. The Spouse of the Owner as Beneficiary."

DEATH OF AN OWNER PRIOR TO THE ANNUITY DATE. Upon the death of an Owner (or an Annuitant if the Owner is a non-natural person), a death benefit will be paid. The standard death benefit will be equal to the GREATER of (a) the Accumulated Value under the Contract increased by any positive Market Value Adjustment; or
(b) gross payments, decreased proportionately to reflect withdrawals (for each withdrawal, the proportionate reduction is calculated as the death benefit under this option immediately prior to the withdrawal multiplied by the withdrawal amount and divided by the Accumulated Value immediately prior to the withdrawal);

ENHANCED DEATH BENEFIT RIDER. At the time of application for the Contract, the Owner may elect an optional Enhanced Death Benefit Rider. Under the Enhanced Death Benefit Rider:

I. If an Owner (or an Annuitant if the Owner is a non-natural person) dies prior to the Annuity Date and before the oldest Owner's 90th birthday, the death benefit will be equal to the GREATEST of:

(a) the Accumulated Value increased by any positive Market Value Adjustment (the "Accumulated Value"); or

(b) gross payments compounded daily at an annual rate of 5%, decreased proportionately to reflect withdrawals (5% compounding not available in Hawaii and New York); or

(c) the highest Accumulated Value of all Contract anniversaries, as determined after the Accumulated Value of each contract anniversary is increased for subsequent payments and decreased proportionately for subsequent withdrawals.

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
The (c) value is determined on each Contract anniversary. A snapshot is taken of the current (a) value and compared to snapshots taken of the (a) value on all prior Contract anniversaries, AFTER all of the (a) values have been adjusted to reflect subsequent payments and decreased proportionately for subsequent withdrawals. The highest of all of these adjusted (a) values then becomes the
(c) value. This (c) value becomes the floor below which the death benefit will not drop and is locked-in until the next Contract anniversary. The values of (b) and (c) will be decreased proportionately if withdrawals are taken.

II. If an Owner (or an Annuitant if the Owner is a non-natural person) dies prior to the Annuity Date but after the oldest Owner's 90th birthday, the death benefit will be equal to the GREATER of:

(a) the Accumulated Value increased by any positive Market Value Adjustment; or

(b) the death benefit, as calculated under I, that would have been payable on the Contract anniversary immediately prior to the oldest Owner's 90th birthday, increased for subsequent payments and decreased proportionately for subsequent withdrawals.

See APPENDIX C, "THE DEATH BENEFIT" for specific examples of death benefit calculations.

A separate charge is made for an optional Enhanced Death Benefit Rider. On the last day of each month and on the date the Rider is terminated, a charge equal to 1/12th of an annual rate of 0.25% is made against the Accumulated Value of the Contract at that time. The charge is deducted in arrears through a pro-rata reduction (based on relative values) of Accumulation Units in the Sub-Accounts, of dollar amounts in the Fixed Account, and of dollar amounts in the Guarantee Period Accounts.

PAYMENT OF THE DEATH BENEFIT PRIOR TO THE ANNUITY DATE. The death benefit generally will be paid to the beneficiary in one sum within seven business days of the receipt of due proof of death at the Principal Office unless the Owner has specified a death benefit annuity option. Instead of payment in one sum, the beneficiary may, by written request, elect to:

    (1) defer distribution of the death benefit for a period no more than five years from the date of death; or

    (2) receive a life annuity or an annuity for a period certain not extending beyond the beneficiary's life expectancy, with annuity benefit payments beginning one year from the date of death.

If distribution of the death benefit is deferred under (1) or (2), any value in the Guarantee Period Accounts will be transferred to the Sub-Account investing in the Kemper Money Market Portfolio. The excess, if any, of the death benefit over the Accumulated Value also will be transferred to the Sub-Account investing in the Kemper Money Market Portfolio. The beneficiary may, by written request, effect transfers and withdrawals during the deferral period and prior to annuitization under (2), but may not make additional payments. The death benefit will reflect any earnings or losses experienced during the deferral period. If there are multiple beneficiaries, the consent of all is required.

With respect to the death benefit, the Accumulated Value under the Contract will be based on the unit values next computed after due proof of the death has been received.

H. THE SPOUSE OF THE OWNER AS BENEFICIARY

The Owner's spouse, if named as the sole beneficiary, may by written request continue the Contract in lieu of receiving the amount payable upon death of the Owner. The spouse will then become the Owner and Annuitant subject to the following: (1) any value in the Guarantee Period Accounts will be transferred to the Sub-Account investing in the Kemper Money Market Portfolio and (2) the excess, if any, of the death benefit over the Contract's Accumulated Value also will be added to the Sub-Account investing in the Kemper Money Market Portfolio. Additional payments may be made. All other rights and benefits provided in the Contract will continue, except that any subsequent spouse of such new Owner will not be entitled to continue the Contract upon such new Owner's death.

I. ASSIGNMENT

The Contract, other than those sold in connection with certain qualified plans, may be assigned by the Owner at any time prior to the Annuity Date and prior to the death of an Owner (see "FEDERAL TAX CONSIDERATIONS"). The Company will not be deemed to have knowledge of an assignment unless it is made in writing and filed at the Principal Office. The Company will not assume responsibility for determining the validity of any assignment. If an assignment of the Contract is in effect on the Annuity Date, the Company reserves the right to pay to the assignee, in one sum, that portion of the Surrender Value of the Contract to which the assignee appears to be entitled. The Company will pay the balance, if any, in one sum to the Owner in full settlement of all liability under the Contract. The interest of the Owner and of any beneficiary will be subject to any assignment.

J. ELECTING THE FORM OF ANNUITY AND ANNUITY DATE

The Annuity Date is selected by the Owner. To the extent permitted by state law, the Annuity Date may be the first day of any month (1) before the Owner's 85th birthday, if the Owner's age on the issue date of the Contract is 75 or under; or

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
(2) within ten years from the issue date of the Contract and before the Owner's 90th birthday, if the Owner's age on the issue date is between 76 and 90. The Owner may elect to change the Annuity Date by sending a request to the Principal Office at least one month before the Annuity Date. To the extent permitted by state law, the new Annuity Date must be the first day of any month occurring before the Owner's 99th birthday. If there are Joint Owners, the age of the younger will determine the Annuity Date. The Internal Revenue Code ("the Code") and the terms of qualified plans impose limitations on the age at which annuity benefit payments may commence and the type of annuity option selected. See "FEDERAL TAX CONSIDERATIONS" for further information.

Subject to certain restrictions described below, the Owner has the right (1) to select the annuity payout option under which annuity benefit payments are to be made, and (2) to determine whether payments are to be made on a fixed basis, a variable basis, or a combination fixed and variable basis. Annuity benefit payments are determined according to the annuity tables in the Contract, by the annuity option selected, and by the investment performance of the Accounts selected.

To the extent a fixed annuity payout is selected, Accumulated Value will be transferred to the Fixed Account, and the annuity benefit payments will be fixed in amount. See APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

Under a variable annuity payout, a payment to the Owner, or the payee the Owner designates, equal to the value of the fixed number of Annuity Units in the Sub-Accounts is made monthly, quarterly, semi-annually or annually. Since the value of an Annuity Unit in a Sub-Account will reflect the investment performance of the Sub-Account, the amount of each annuity benefit payment will vary.

The annuity payout option selected must produce an initial payment of at least $50 (a lower amount may be required in some states). The Company reserves the right to increase this minimum amount. If the annuity payout option selected does not produce an initial payment which meets this minimum, a single payment will be made. Once the Company begins making annuity benefit payments, the Owner cannot make withdrawals or surrender the annuity benefit, except where the Owner has elected a commutable period certain option. Beneficiaries entitled to receive remaining payments under either a commutable or non-commutable "period certain" may elect instead to receive a lump sum settlement. See "K. Description of Variable Annuity Payout Options."

If the Owner does not elect otherwise, a variable life annuity with periodic payments for ten years guaranteed will be purchased. Changes in either the Annuity Date or annuity option can be made up to one month prior to the Annuity Date.

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
If an owner of a fixed annuity contract issued by the Company wishes to elect a variable annuity payout option after annuitization, the Company may permit such owner to exchange the fixed contract for a Contract offered in this Prospectus. The proceeds of the fixed contract will be applied towards the variable annuity option desired by the owner. The number of Annuity Units under the option will be calculated using the Annuity Unit values as of the 15th of the month preceding the Annuity Date.

K. DESCRIPTION OF VARIABLE ANNUITY PAYOUT OPTIONS

The Company currently provides the variable annuity payout options described below. Currently, variable annuity payout options may be funded through the Sub-Accounts investing in the Kemper Investment Grade Bond, Kemper Value+Growth, Kemper Horizon 10+ and Kemper Horizon 5 Portfolios. The Company also provides these same options funded through the Fixed Account (fixed-amount annuity option). Regardless of how payments were allocated during the accumulation period, any of the variable annuity options or the fixed-amount options may be selected, or any of the variable annuity options may be selected in combination with any of the fixed-amount annuity options. Other annuity options may be offered by the Company. IRS regulations may not permit certain of the available annuity options when used in connection with certain qualified Contracts.

If the Owner (or, if there are Joint Owners, the surviving Joint Owner) dies on or after the Annuity Date, the beneficiary will become the Owner of the contract and receive any remaining annuity benefit payments in accordance with the terms of the annuity benefit payment option selected prior to the Annuity Date. If there are Joint Owners on or after the Annuity Date, upon the first Owner death, any remaining annuity benefit payments will continue to the surviving Joint Owner in accordance with the terms of the annuity benefit payment option selected prior to the Annuity Date.

If the Owner selects an annuity payout option which provides for the continuation of payments after the death of an Annuitant, upon the death of an Annuitant on or after the Annuity Date, any remaining payments will continue to be paid to the Owner or the payee the Owner has designated.

VARIABLE LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR TEN YEARS. This variable annuity is payable periodically during the lifetime of the Annuitant with the guarantee that if the Annuitant should die before the guaranteed number of payments have been made, the remaining guaranteed payments will continue to be paid.

VARIABLE LIFE ANNUITY PAYABLE PERIODICALLY DURING THE LIFETIME OF THE ANNUITANT ONLY. This variable annuity is payable during the Annuitant's life. It would be possible under this option for the Owner to receive only one annuity benefit payment if the Annuitant dies prior to the due date of the second annuity benefit payment, two annuity benefit payments if the Annuitant dies before the due date of the third annuity benefit payment, and so on. Payments will continue, however, during the lifetime of the Annuitant, no matter how long he or she lives.

UNIT FUND VARIABLE LIFE ANNUITY. This is an annuity payable periodically during the lifetime of the Annuitant with the guarantee that if the Annuitant dies and
(1) exceeds (2) then periodic variable annuity benefit payments will continue until the number of such payments equals the number determined in (1).

  Where: (1) is the dollar amount of the Accumulated Value divided by the dollar amount of the first payment, and

         (2) is the number of payments paid prior to the death of the Annuitant.

JOINT AND SURVIVOR VARIABLE LIFE ANNUITY. This variable annuity is payable during the joint lifetime of the Annuitant and another individual (i.e. the beneficiary or a Joint Annuitant), and then continues thereafter during the lifetime of the survivor. The amount of each payment during the lifetime of the survivor is based on the same number of Annuity Units which applied during their joint lifetime. There is no minimum number of payments under this option.

JOINT AND TWO-THIRDS SURVIVOR VARIABLE LIFE ANNUITY. This variable annuity is payable during the joint lifetime of the Annuitant and one other individual (i.e., the beneficiary or a Joint Annuitant), and then continues thereafter during the lifetime of the survivor. The amount of each periodic payment during the lifetime of the survivor, however, is based upon two-thirds of the number of Annuity Units which applied during their joint lifetime. There is no minimum number of payments under this option.

PERIOD CERTAIN VARIABLE ANNUITY. This variable annuity has periodic payments for a stipulated number of years ranging from one to 30. If the Annuitant dies before the end of the period, remaining payments will continue to be paid. This option may be commutable, that is, the Owner reserves the right to receive a lump sum in place of installments, or it becomes non-commutable. The Owner must reserve this right at the time benefits begin.

It should be noted that the period certain option does not involve a life contingency. In the computation of the payments under this option, the charge for annuity rate guarantees, which includes a factor for mortality risks, is made. Although not contractually required to do so, the Company currently follows a practice of permitting persons receiving payments under the period certain option to elect to convert to a variable annuity involving a life contingency. The

Company may discontinue or change this practice at any time, but not with respect to election of the option made prior to the date of any change in this practice. See "FEDERAL TAX CONSIDERATIONS" for a discussion of the possible adverse tax consequences of selecting a period certain option.

L. ANNUITY BENEFIT PAYMENTS

THE ANNUITY UNIT. On and after the Annuity Date, the Annuity Unit is a measure of the value of the monthly annuity benefit payments under a variable annuity option. The value of an Annuity Unit in each Sub-Account on its inception date was set at $1.00. The value of an Annuity Unit under a Sub-Account on any Valuation Date thereafter is equal to the value of such unit on the immediately preceding Valuation Date, multiplied by the product of (1) the net investment factor of the Sub-Account for the current Valuation Period, and (2) a factor to adjust benefits to neutralize the assumed interest rate. The assumed interest rate, discussed below, is incorporated in the variable annuity options offered in the Contract.

DETERMINATION OF THE FIRST AND SUBSEQUENT ANNUITY BENEFIT PAYMENTS. The first periodic annuity benefit payment is based upon the Accumulated Value as of a date not more than four weeks preceding the date that the first annuity benefit payment is due. Variable annuity benefit payments are due on the first of a month, which is the date the payment is to be received by the Annuitant, and currently are based on unit values as of the 15th day of the preceding month.

The Contract provides annuity rates which determine the dollar amount of the first periodic payment under each form of annuity for each $1,000 of applied value. For life contingency options and non-commutable period certain options of ten or more years (six or more years under New York contracts), the annuity value is the Accumulated Value less any premium taxes and adjusted for any Market Value Adjustment. For commutable period certain options or any period certain option less than ten years (less than six years under New York contracts), the value is Surrender Value less any premium tax. For a death benefit annuity, the annuity value will be the amount of the death benefit. The annuity rates in the Contract are based on a modification of the 1983(a) Individual Mortality Table on rates.

The amount of the first monthly payment depends upon the form of annuity selected, the sex (however, see "M. NORRIS Decision") and age of the Annuitant and/or beneficiary, if applicable, and the value of the amount applied under the annuity option. The variable annuity options offered by the Company are based on a 3.5% assumed interest rate. Variable payments are affected by the assumed interest rate used in calculating the annuity option rates. Variable annuity benefit payments will increase over periods when the actual net investment result of the Sub-Accounts funding the annuity exceeds the equivalent of the assumed interest rate for the period. Variable annuity benefit payments will decrease over periods when the actual net investment result of the respective Sub-Account is less than the equivalent of the assumed interest rate for the period.

The dollar amount of the first periodic annuity benefit payment under life annuity options and non-commutable period certain options of ten years or more (six or more years under New York contracts) is determined by multiplying (1) the Accumulated Value applied under that option (after application of any Market Value Adjustment and less premium tax, if any) divided by $1,000, by (2) the applicable amount of the first monthly payment per $1,000 of value. For commutable period certain options and any period certain option of less than ten years (less than six years under New York contracts), the Surrender Value less premium taxes, if any, is used rather than the Accumulated Value. The dollar amount of the first variable annuity benefit payment then is divided by the value of an Annuity Unit of the selected Sub-Accounts to determine the number of Annuity Units represented by the first payment. This number of Annuity Units remains fixed under all annuity options except the joint and two-thirds survivor annuity option. For each subsequent payment, the dollar amount of the variable annuity benefit payment is determined by multiplying this fixed number of Annuity Units by the value of an Annuity Unit on the applicable Valuation Date.

After the first benefit payment, the dollar amount of each periodic variable annuity benefit payment will vary with subsequent variations in the value of the Annuity Unit of the selected Sub-Accounts. The dollar amount of each fixed amount annuity benefit payment is fixed and will not change, except under the joint and two-thirds survivor annuity option.

From time to time, the Company may offer Owners both fixed and variable annuity rates more favorable than those contained in the Contract. Any such rates will be applied uniformly to all Owners of the same class.

For an illustration of variable annuity benefit payment calculation using a hypothetical example, see "ANNUITY BENEFIT PAYMENTS" in the SAI.

M. NORRIS DECISION

In the case of ARIZONA GOVERNING COMMITTEE V. NORRIS, the United States Supreme Court ruled that, in connection with retirement benefit options offered under certain employer-sponsored employee benefit plans, annuity options based on sex-distinct actuarial tables are not permissible under Title VII of the Civil Rights Act of 1964. The ruling requires that benefits derived from contributions paid into a plan after August 1, 1983 be calculated without regard to the sex of the employee. Annuity benefits attributable to payments received by the Company under a Contract issued in connection with an employer-sponsored benefit plan affected by the NORRIS decision will be based on the greater of (1) the

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
Company's unisex non-guaranteed current annuity option rates, or (2) the guaranteed unisex rates described in such Contract, regardless of whether the Annuitant is male or female.

N. COMPUTATION OF VALUES

THE ACCUMULATION UNIT. Each net payment is allocated to the accounts selected by the Owner. Allocations to the Sub-Accounts are credited to the Contract in the form of Accumulation Units. Accumulation Units are credited separately for each Sub-Account. The number of Accumulation Units of each Sub-Account credited to the Contract is equal to the portion of the net payment allocated to the Sub-Account, divided by the dollar value of the applicable Accumulation Unit as of the Valuation Date the payment is received in good order at the Company's Principal Office. The number of Accumulation Units resulting from each payment will remain fixed unless changed by a subsequent split of Accumulation Unit value, a transfer, a withdrawal, or surrender. The dollar value of an Accumulation Unit of each Sub-Account varies from Valuation Date to Valuation Date based on the investment experience of that Sub-Account, and will reflect the investment performance, expenses and charges of its Portfolios. The value of an Accumulation Unit at inception was set at $1.00 on the first Valuation Date for each Sub-Account.

Allocations to Guarantee Period Accounts and the Fixed Account are not converted into Accumulation Units, but are credited interest at a rate periodically set by the Company. See "GUARANTEE PERIOD ACCOUNTS" and APPENDIX A, "MORE INFORMATION ABOUT THE FIXED ACCOUNT."

The Accumulated Value under the Contract is determined by (1) multiplying the number of Accumulation Units in each Sub-Account by the value of an Accumulation Unit of that Sub-Account on the Valuation Date, (2) adding the products, and (3) adding the amount of the accumulations in the Fixed Account and Guarantee Period Accounts, if any.

NET INVESTMENT FACTOR. The Net Investment Factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. This factor is equal to 1.000000 plus the result from dividing (1) by (2) and subtracting (3) and (4) where:

  (1) is the investment income of a Sub-Account for the Valuation Period, including realized or unrealized capital gains and losses during the Valuation Period, adjusted for provisions made for taxes, if any;

  (2) is the value of that Sub-Account's assets at the beginning of the Valuation Period;

  (3) is a charge for mortality and expense risks equal to 1.25% on an annual basis of the daily value of the Sub-Account's assets; and

  (4) is an administrative charge equal to 0.15% on an annual basis of the daily value of the Sub-Account's assets.

The dollar value of an Accumulation Unit as of a given Valuation Date is determined by multiplying the dollar value of the corresponding Accumulation Unit as of the immediately preceding Valuation Date by the appropriate net investment factor. For an illustration of Accumulation Unit calculation using a hypothetical example see the SAI.

                             CHARGES AND DEDUCTIONS

Deductions under the Contract and charges against the assets of the Sub-Accounts are described below. Other deductions and expenses paid out of the assets of the Underlying Portfolios are described in the prospectuses and SAIs of Kemper INFS and Scudder VLIF.

A. VARIABLE ACCOUNT DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE. The Company makes a daily charge equal to an annual rate of 1.25% of the value of each Sub-Account's assets to cover the mortality and expense risk which the Company assumes in relation to the variable portion of the Contract. The charge is imposed during both the accumulation period and the annuity payout period. The mortality risk arises from the Company's guarantee that it will make annuity benefit payments in accordance with annuity rate provisions established at the time the Contract is issued for the life of the Annuitant (or in accordance with the annuity option selected), no matter how long the Annuitant (or other individual) lives and no matter how long all Annuitants as a class live. Therefore, the mortality charge is deducted during the annuity payout period on all Contracts, including those that do not involve a life contingency, even though the Company does not bear direct mortality risk with respect to variable annuity settlement options that do not involve life contingencies. The expense risk arises from the Company's guarantee that the charges it makes will not exceed the limits described in the Contract and in this Prospectus.

If the charge for mortality and expense risks is not sufficient to cover actual mortality experience and expenses, the Company will absorb the losses. If expenses are less than the amounts provided to the Company by the charge, the difference will be a profit to the Company. To the extent this charge results in a profit to the Company, such profit will be available for use by the Company for, among other things, the payment of distribution, sales and other expenses.

Since mortality and expense risks involve future contingencies which are not subject to precise determination in advance, it is not feasible to identify specifically the portion of the charge which is applicable to each.

ADMINISTRATIVE EXPENSE CHARGE. The Company assesses each Sub-Account with a daily charge at an annual rate of 0.15% of the average daily net assets of the Sub-Account. The charge is imposed during both the accumulation phase and the annuity payout phase. The daily administrative expense charge is assessed to help defray administrative expenses actually incurred in the administration of the Sub-Account, without profits. There is no direct relationship, however, between the amount of administrative expenses imposed on a given Contract and the amount of expenses actually attributable to that Contract.

Deductions for the Contract fee (described under "B. Contract Fee") and for the administrative expense charge are designed to reimburse the Company for the cost of administration and related expenses and are not expected to be a source of profit. The administrative functions and expense assumed by the Company in connection with the Variable Account and the Contract include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

OTHER CHARGES. Because the Sub-Accounts hold shares of the Underlying Portfolios, the value of the net assets of the Sub-Accounts will reflect the investment advisory fee and other expenses incurred by the Underlying Portfolios. The prospectuses and SAIs of the Underlying Portfolios contain additional information concerning expenses of the Portfolios.

B. CONTRACT FEE

A $35 Contract fee ($30 for contracts issued in Hawaii, New York, North Dakota and Pennsylvania) currently is deducted on the Contract anniversary date and upon full surrender of the Contract when the Accumulated Value is less than $75,000. Where Contract value has been allocated to more than one account, a percentage of the total Contract fee will be deducted from the value in each account. The portion of the charge deducted from each account will be equal to the percentage which the value in that account bears to the Accumulated Value under the Contract. The deduction of the Contract fee from a Sub-Account will result in cancellation of a number of Accumulation Units equal in value to the percentage of the charge deducted from that account.

Where permitted by law, the Contract fee also may be waived for Contracts where, on the issue date, either the Owner or the Annuitant is within the following classes of individuals: employees and registered representatives of any broker-dealer which has entered into a sales agreement with the Company to sell the Contract; employees of the Company, its affiliates and subsidiaries; officers, directors, trustees and employees of any of the Portfolios; investment managers or Sub-Advisers; and the spouses of and immediate family members residing in the same household with such eligible persons. "Immediate family members" means children, siblings, parents and grandparents.

C. OPTIONAL BENEFIT RIDER

Subject to state availability, the Company offers an optional Enhanced Death Benefit Rider that may be elected by the Owner. A separate monthly charge is made for the rider. On the last day of each month and on the date the rider is terminated, a charge equal to 1/12th of an annual rate of 0.25% is made against the Accumulated Value of the Contract at that time. The charge is deducted in arrears and made through a pro-rata reduction (based on relative values in Accumulation Units of the Sub-Accounts, of dollar amounts in the Fixed Account, and of dollar amounts in the Guarantee Period Accounts).

For a description of this rider, see "G. Death Benefit" under "DESCRIPTION OF THE CONTRACT," above.

D. PREMIUM TAXES

Some states and municipalities impose a premium tax on variable annuity contracts. State premium taxes currently range up to 3.5%. The Company makes a charge for state and municipal premium taxes, when applicable, and deducts the amount paid as a premium tax charge. The current practice of the Company is to deduct the premium tax charge in one of two ways:

  1. if the premium tax was paid by the Company when payments were received, the premium tax charge is deducted on a pro-rata basis when withdrawals are made, upon surrender of the Contract, or when annuity benefit payments begin (the Company reserves the right instead to deduct the premium tax charge for these Contracts at the time the payments are received); or

  2. the premium tax charge is deducted when annuity benefit payments begin.

In no event will a deduction be taken before the Company has incurred a tax liability under applicable state law. If no amount for premium tax was deducted at the time the payment was received, but subsequently tax is determined to be due prior to the Annuity Date, the Company reserves the right to deduct the premium tax from the Contract value at the time such determination is made.

E. TRANSFER CHARGE

The Company currently makes no charge for processing transfers. The Company guarantees that the first 12 transfers in a Contract year will be free of transfer charge, but reserves the right to assess a charge, guaranteed never to exceed $25, for each subsequent transfer in a Contract year. For more information, see "D. Transfer Privilege" under "DESCRIPTION OF THE CONTRACT."

                           GUARANTEE PERIOD ACCOUNTS

Due to certain exemptive and exclusionary provisions in the securities laws, interests in the Guarantee Period Accounts and the Fixed Account are not registered as an investment company under the provisions of the Securities Act of 1933 (the "1933 Act") or the 1940 Act. Accordingly, the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Guarantee Period Accounts or the Fixed Account. Nevertheless, disclosures regarding the Guarantee Period Accounts and the Fixed Account of the Contract or any benefits offered under these accounts may be subject to the provisions of the 1933 Act relating to the accuracy and completeness of statements made in the Prospectus.

INVESTMENT OPTIONS. In most jurisdictions, there currently are nine Guarantee Periods available under the Contract with durations of two, three, four, five, six, seven, eight, nine and ten years. Each Guarantee Period Account established for the Owner is accounted for separately in a non-unitized segregated account. Each Guarantee Period Account provides for the accumulation of interest at a Guaranteed Interest Rate. The Guaranteed Interest Rate on amounts allocated or transferred to a Guarantee Period Account is determined from time to time by the Company in accordance with market conditions; however, once an interest rate is in effect for a Guarantee Period Account, the Company may not change it during the duration of the Guarantee Period. In no event will the Guaranteed Interest Rate be less than 3%.

To the extent permitted by law, the Company reserves the right at any time to offer Guarantee Periods with durations that differ from those which were available when a Contract initially was issued and to stop accepting new allocations, transfers or renewals to a particular Guarantee Period. Owners may allocate net payments or make transfers from any of the Sub-Accounts, the Fixed Account or an existing Guarantee Period Account to establish a new Guarantee Period Account at any time prior to the Annuity Date. (In Oregon and Massachusetts, payments and transfers to the Fixed Account are subject to certain restrictions. See APPENDIX A.) Transfers from a Guarantee Period Account on any date other than on the day following the expiration of that Guarantee Period will be subject to a Market Value Adjustment. The Company establishes a separate investment account each time the Owner allocates or transfers amounts to a Guarantee Period Account except that amounts allocated to the same Guarantee Period on the same day will be treated as one Guarantee Period Account. The minimum that may be allocated to establish a Guarantee Period Account is

$1,000. If less than $1,000 is allocated, the Company reserves the right to apply that amount to the Kemper Money Market Portfolio. The Owner may allocate amounts to any of the Guarantee Periods available.

At least 45 days (but not more than 75 days) prior to the end of a Guarantee Period, the Company will notify the Owner in writing of the expiration of that Guarantee Period. At the end of a Guarantee Period the Owner may transfer amounts to the Sub-Accounts, the Fixed Account or establish a new Guarantee Period Account of any duration then offered by the Company without a Market Value Adjustment. If reallocation instructions are not received at the Principal Office before the end of a Guarantee Period, the account value automatically will be applied to a new Guarantee Period Account with the same duration unless
(1) less than $1,000 would remain in the Guarantee Period Account on its expiration date, or (2) the Guarantee Period would extend beyond the Annuity Date or is no longer available. In such cases, the Guarantee Period Account value will be transferred to the Sub-Account investing in the Kemper Money Market Portfolio. Where amounts have been renewed automatically in a new Guarantee Period, it is the Company's current practice to give the Owner an additional 30 days to transfer out of the Guarantee Period Account without application of a Market Value Adjustment. This practice may be discontinued or changed at the Company's discretion. Under contracts issued in New York, the Company will transfer monies out of the Guarantee Period Account without application of a Market Value Adjustment if the Owner's request is received within ten days of the renewal date.

MARKET VALUE ADJUSTMENT. No Market Value Adjustment will be applied to transfers, withdrawals or a surrender from a Guarantee Period Account on the expiration of its Guarantee Period. In addition, no negative Market Value Adjustment will be applied to a death benefit. However a positive Market Value Adjustment, if any, will increase the value of the death benefit when based on the Contract's Accumulated Value. See "G. Death Benefit." A Market Value Adjustment will apply to all other transfers, withdrawals or a surrender. Amounts applied under an annuity option are treated as withdrawals when calculating the Market Value Adjustment. The Market Value Adjustment will be determined by multiplying the amount taken from each Guarantee Period Account by the market value factor. The market value factor for each Guarantee Period Account is equal to:

                     [(1+i)/(1+j)] to the power of n/365-1

where: i is the Guaranteed Interest Rate expressed as a decimal (for example: 3% = 0.03) being credited to the current Guarantee
           Period;

           j is the new Guaranteed Interest Rate, expressed as a decimal, for a Guarantee Period with a duration equal to the number of years remaining in the current Guarantee Period, rounded to the next higher number of whole years. If that rate is not available, the Company will use a suitable rate or index allowed by the Department of Insurance; and

           n is the number of days remaining from the effective
           Valuation Date to the end of the current Guarantee Period.

Based on the application of this formula, the value of a Guarantee Period Account will increase after the Market Value Adjustment is applied if the then current market rates are lower than the rate being credited to the Guarantee Period Account. Similarly, the value of a Guarantee Period Account will decrease after the Market Value Adjustment is applied if the then current market rates are higher than the rate being credited to the Guarantee Period Account. The Market Value Adjustment is limited, however, so that even if the account value is decreased after application of a Market Value Adjustment, it will equal or exceed the Owner's principal plus 3% earnings per year less applicable Contract fees. Conversely, if the then current market rates are lower and the account value is increased after the Market Value Adjustment is applied, the increase in value also is affected by the minimum guaranteed rate of 3% such that the amount that will be added to the Guarantee Period Account is limited to the difference between the amount earned and the 3% minimum guaranteed earnings. For examples of how the Market Value Adjustment works, see APPENDIX B, "THE MARKET VALUE ADJUSTMENT."

PROGRAM TO PROTECT PRINCIPAL AND PROVIDE GROWTH POTENTIAL. Under this feature, the Owner elects a Guarantee Period and one or more Sub-Accounts. The Company then will compute the proportion of the initial payment that must be allocated to the Guarantee Period selected, assuming no transfers or withdrawals, in order to ensure that on the last day of the Guarantee Period it will equal the amount of the entire initial payment. The required amount then will be allocated to the pre-selected Guarantee Period Account and the remaining balance to the other investment options selected by the Owner in accordance with the procedures described in "A. Payments."

WITHDRAWALS. Prior to the Annuity Date, the Owner may make withdrawals of amounts held in the Guarantee Period Accounts. Withdrawals from these accounts will be made in the same manner and be subject to the same rules as set forth under "E. Surrender" and "F. Withdrawals." In addition, the following provisions also apply to withdrawals from a Guarantee Period Account: (1) a Market Value Adjustment will apply to all withdrawals, unless made at the end of the Guarantee Period; and (2) the Company reserves the right to defer payments of amounts withdrawn from a Guarantee Period Account for up to six months from the date it receives the withdrawal request. If deferred for 30 days or more, the Company will pay interest on the amount deferred at a rate of at least 3%.

In the event that a Market Value Adjustment applies to a withdrawal of a portion of the value of a Guarantee Period Account, it will be calculated on the amount requested and deducted or added to the amount remaining in the Guarantee Period Account. If the entire amount in a Guarantee Period Account is requested, the adjustment will be made to the amount payable.

                           FEDERAL TAX CONSIDERATIONS

The effect of federal income taxes on the value of the Contract, on withdrawals or surrenders, on annuity benefit payments, and on the economic benefit to the Owner, or beneficiary depends upon a variety of factors. The following discussion is based upon the Company's understanding of current federal income tax laws as they are interpreted as of the date of this Prospectus. No representation is made regarding the likelihood of continuation of current federal income tax laws or of current interpretations by the IRS.

IT SHOULD BE RECOGNIZED THAT THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX ASPECTS OF AMOUNTS RECEIVED UNDER VARIABLE ANNUITY CONTRACTS IS NOT EXHAUSTIVE, DOES NOT PURPORT TO COVER ALL SITUATIONS AND IS NOT INTENDED AS TAX ADVICE. A QUALIFIED TAX ADVISER ALWAYS SHOULD BE CONSULTED WITH REGARD TO THE APPLICATION OF LAW TO INDIVIDUAL CIRCUMSTANCES.

The Company intends to make a charge for any effect which the income, assets or existence of the Contract, the Variable Account or the Sub-Accounts may have upon its tax. The Variable Account presently is not subject to tax, but the Company reserves the right to assess a charge for taxes should the Variable Account at any time become subject to tax. Any charge for taxes will be assessed on a fair and equitable basis in order to preserve equity among classes of Owners and with respect to each separate account as though that separate account were a separate taxable entity.

The Variable Account is considered a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under Subchapter L of the Code. The Company files a consolidated tax return with its affiliates.

Under Section 817(h) of the Code a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the Separate Account or Underlying Fund are not adequately diversified in accordance with regulations prescribed by the Treasury Department. If a Contract is not treated as an annuity contract, the income on a contract, for any taxable year of an owner, would be treated as ordinary income received or accrued by the owner. The IRS has issued regulations relating to the diversification requirements for variable annuity and variable life insurance contracts under
Section 817(h) of the Code. The regulations provide that the investments of a segregated asset account underlying a variable annuity contract are adequately diversified if no more than 55% of the value of its assets is represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. It is anticipated that the Portfolios will comply with the diversification requirements.

In addition, in order for a variable annuity contract to qualify for tax deferral, the Company, and not the variable contract owner, must be considered to be the owner for tax purposes of the assets in the segregated asset account underlying the variable annuity contract. In certain circumstances, however, variable annuity contract owners may be considered the owners of these assets for federal income tax purposes. Specifically, the IRS has stated in published rulings that a variable annuity contract owner may be considered the owner of segregated account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance governing the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued. The Company therefore additionally reserves the right to modify the Contract as necessary in order to attempt to prevent a contract owner from being considered the owner of a pro rata share of the assets of the segregated asset account underlying the variable annuity contracts.

A. QUALIFIED AND NON-QUALIFIED CONTRACTS

From a federal tax viewpoint there are two types of variable annuity contracts:
"qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Sections 401, 403, or 408 of the Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary according to whether they are made from a qualified contract or a non-qualified contract. For more information on the tax provisions applicable to qualified Contracts, see "D. Provisions Applicable to Qualified Employer Plans."

B. TAXATION OF THE CONTRACTS IN GENERAL

The Company believes that the Contract described in this Prospectus will, with certain exceptions (see "Non-Natural Owners" below), be considered an annuity contract under Section 72 of the Code. This section governs the taxation of annuities. The following discussion concerns annuities subject to Section 72.

WITHDRAWALS PRIOR TO ANNUITIZATION. With certain exceptions, any increase in the Contract's Accumulated Value is not taxable to the Owner until it is withdrawn from the Contract. If the Contract is surrendered or amounts are withdrawn prior to the Annuity Date, any withdrawal of investment gain in value over the cost basis of the Contract will be taxed as ordinary income. Under the current provisions of the Code, amounts received under an annuity contract prior to annuitization (including payments made upon the death of the annuitant or owner), generally are first attributable to any investment gains credited to the contract over the taxpayer's "investment in the contract." Such amounts will be treated as gross income subject to federal income taxation. "Investment in the contract" is the total of all payments to the Contract which were not excluded from the Owner's gross income less any amounts previously withdrawn which were not included in income. Section 72(e)(11)(A)(ii) requires that all non-qualified deferred annuity contracts issued by the same insurance company to the same owner during a single calendar year be treated as one contract in determining taxable distributions.

ANNUITY PAYOUTS AFTER ANNUITIZATION. When annuity benefit payments are commenced under the Contract, generally a portion of each payment may be excluded from gross income. The excludable portion generally is determined by a formula that establishes the ratio that the investment in the Contract bears to the expected return under the Contract. The portion of the payment in excess of this excludable amount is taxable as ordinary income. Once all the investment in the Contract is recovered, the entire payment is taxable to the Owner, whether or not the Owner is receiving the payments. If an Owner dies before the total investment in the Contract is recovered, a deduction for the difference is allowed on the Owner's final tax return.

PENALTY ON DISTRIBUTION. A 10% penalty tax may be imposed on the withdrawal of investment gains if the withdrawal is made prior to age 59 1/2. The penalty tax will not be imposed on withdrawals taken on or after age 59 1/2, or if the withdrawal follows the death of the owner (or, if the owner is not an individual, the death of the primary annuitant, as defined in the Code) or, in the case of the owner's "total disability" (as defined in the Code). Furthermore, under Section 72 of the Code, this penalty tax will not be imposed, irrespective of age, if the amount received is one of a series of "substantially equal" periodic payments made at least annually for the life or life expectancy of the Owner. This requirement is met when the owner elects to have distributions made over the owner's life expectancy, or over the joint life expectancy of the owner and beneficiary. The requirement that the amount be paid out as one of a series of "substantially equal" periodic payments is met when the number of units withdrawn to make each distribution is substantially the same. Any modification, other than by reason of death or disability, of distributions which are part of a series of substantially equal periodic payments that occurs before the owner's age 59 1/2 or five years, will subject the owner to the 10% penalty tax on the prior distributions. In addition to the exceptions above, the penalty tax will not apply to withdrawals from a qualified contract made to an employee who has terminated employment after reaching age 55.

In a Private Letter Ruling, the IRS took the position that where distributions from a variable annuity contract were determined by amortizing the accumulated value of the contract over the taxpayer's remaining life expectancy (such as under the Contract's LED option), and the option could be changed or terminated at any time, the distributions failed to qualify as part of a "series of substantially equal payments" within the meaning of Section 72 of the Code. The distributions, therefore, were subject to the 10% federal penalty tax. This Private Letter Ruling may be applicable to an Owner who receives distributions under the LED option prior to age 59 1/2. Subsequent Private Letter Rulings, however, have treated LED-type withdrawal programs as effectively avoiding the 10% penalty tax. The position of the IRS on this issue is unclear.

ASSIGNMENTS OR TRANSFERS. If the Owner transfers (assigns) the Contract to another individual as a gift prior to the Annuity Date, the Code provides that the Owner will incur taxable income at the time of the transfer. An exception is provided for certain transfers between spouses. The amount of taxable income upon such taxable transfer is equal to any investment gain in value over the Owner's cost basis at the time of the transfer. The transfer also is subject to federal gift tax provisions.

NON-NATURAL OWNERS. As a general rule, deferred annuity contracts owned by "non-natural persons" (e.g., a corporation) are not treated as annuity contracts for federal tax purposes, and the investment income attributable to contributions made after February 28, 1986 is taxed as ordinary income that is received or accrued by the owner during the taxable year. This rule does not apply to annuity contracts purchased with a single payment when the annuity date is no later than a year from the issue date or to deferred annuities owned by qualified employer plans, estates, employers with respect to a terminated pension plan, and entities other than employers, such as a trust, holding an annuity as an agent for a natural person. This exception, however, will not apply in cases of any employer who is the owner of an annuity contract under a non-qualified deferred compensation plan.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Under Section 457 of the Code, deferred compensation plans established by governmental and certain other tax-exempt employers for their employees may invest in annuity contracts. Contributions and investment earnings are not taxable to employees until distributed; however, with respect to payments made after February 28, 1986, a contract owned by a state or local government or a tax-exempt organization will not be treated as an annuity under
Section 72 as well. In addition, plan assets are treated as property of the employer and are subject to the claims of the employer's general creditors.

C. TAX WITHHOLDING

The Code requires withholding with respect to payments or distributions from non-qualified contracts and IRAs, unless a taxpayer elects not to have withholding. A 20% withholding requirement applies to distributions from most other qualified contracts. In addition, the Code requires reporting to the IRS of the amount of income received with respect to payment or distributions from annuities.

The tax treatment of certain withdrawals or surrenders of the non-qualified Contracts offered by this Prospectus will vary according to whether the amount withdrawn or surrendered is allocable to an investment in the Contract made before or after certain dates.

D. PROVISIONS APPLICABLE TO QUALIFIED EMPLOYER PLANS

The tax rules applicable to qualified employer plans, as defined by the Code, are complex and vary according to the type of plan. Benefits under a qualified plan may be subject to that plan's terms and conditions irrespective of the terms and conditions of any annuity contract used to fund such benefits. As such, the following is simply a general description of various types of qualified plans that may use the Contract. Before purchasing any annuity contract for use in funding a qualified plan, more specific information should be obtained.

A qualified Contract may include special provisions (endorsements) changing or restricting rights and benefits otherwise available to the Owner of a non-qualified Contract. Individuals purchasing a qualified Contract should carefully review any such changes or limitations which may include restrictions to ownership, transferability, assignability, contributions and distributions.

CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT SHARING PLANS. Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, permits self-employed individuals to establish similar plans for themselves and their employees. Employers intending to use qualified Contracts in connection with such plans should seek competent advice as to the suitability of the Contract to their specific needs and as to applicable Code limitations and tax consequences.

The Company can provide prototype plans for certain pension or profit sharing plans for review by the plan's legal counsel. For information, ask your financial representative.

INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an

Individual Retirement Annuity ("IRA"). Note: this term covers all IRAs permitted under Section 408(b) of the Code, including Roth IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from other types of retirement plans may be "rolled over," on a tax-deferred basis, to an IRA. Purchasers of an IRA Contract will be provided with supplementary information as may be required by the IRS or other appropriate agency, and will have the right to revoke the Contract as described in this Prospectus. See "B. Right to Revoke Individual Retirement Annuity." Eligible employers that meet specified criteria may establish simplified employee pension plans (SEP-IRAs) or SIMPLE IRA plans for their employees using IRAs. Employer contributions that may be made to such plans are larger than the amounts that may be contributed to regular IRAs, and may be deductible to the employer.

TAX-SHELTERED ANNUITIES ("TSAS"). Under the provisions of Section 403(b) of the Code, payments made to annuity contracts purchased for employees under annuity plans adopted by public school systems and certain organizations which are tax exempt under Section 501(c)(3) of the Code are excludable from the gross income of such employees to the extent that total annual payments do not exceed the maximum contribution permitted under the Code. Purchasers of TSA Contracts should seek competent advice as to eligibility, limitations on permissible payments and other tax consequences associated with the Contracts.

Withdrawals or other distributions attributable to salary reduction contributions (including earnings thereon) made to a TSA Contract after December 31, 1988, may not begin before the employee attains age 59 1/2, separates from service, dies or becomes disabled. In the case of hardship, an Owner may withdraw amounts contributed by salary reduction, but not the earnings on such amounts. Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may be subject to a 10% penalty tax as a premature distribution, in addition to income tax.

TEXAS OPTIONAL RETIREMENT PROGRAM. Distributions under a TSA Contract issued to participants in the Texas Optional Retirement Program may not be received except in the case of the participant's death, retirement or termination of employment in the Texas public institutions of higher education. These additional restrictions are imposed under the Texas Government Code and a prior opinion of the Texas Attorney General.

                                    REPORTS

An Owner is sent a report semi-annually which states certain financial information about the Portfolios. The Company also will furnish an annual report to the Owner containing a statement of his or her account, including unit values and other information as required by applicable law, rules and regulations.

                        LOANS (QUALIFIED CONTRACTS ONLY)

Loans are available to owners of TSA Contracts (i.e., contracts issued under Section 403(b) of the Code) and to Contracts issued to plans qualified under Sections 401(a) and 401(k) of the Code. Loans are subject to provisions of the Code and to applicable qualified retirement plan rules. Tax advisors and plan fiduciaries should be consulted prior to exercising loan privileges.

Loaned amounts will be withdrawn first from Sub-Account and Fixed Account values on a pro-rata basis until exhausted. Thereafter, any additional amounts will be withdrawn from the Guarantee Period Accounts (pro-rata by duration and LIFO within each duration), subject to any applicable Market Value Adjustments. The maximum loan amount will be determined under the Company's maximum loan formula. The minimum loan amount is $1,000. Loans will be secured by a security interest in the Contract and the amount borrowed will be transferred to a loan asset account within the Company's General Account, where it will accrue interest at a specified rate below the then current loan rate. Generally, loans must be repaid within five years or less, and repayments must be made quarterly and in substantially equal amounts. Repayments will be allocated pro rata in accordance with the most recent payment allocation, except that any allocations to a Guarantee Period Account will be allocated to the Kemper Money Market Portfolio instead.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to applicable law to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts or that the Sub-Accounts may purchase. If the shares of any Portfolio no longer are available for investment or if in the Company's judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Variable Account or the affected Sub-Account, the Company may redeem the shares of that Portfolio and substitute shares of another registered open-end management company. The Company will not substitute any shares attributable to a Contract interest in a Sub-Account without notice to the Owner and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. The Variable Account may, to the extent permitted by law, purchase other securities for other contracts or permit a conversion between contracts upon request by an Owner.

The Company also reserves the right to establish additional sub-accounts of the Variable Account, each of which would invest in shares corresponding to a new portfolio or in shares of another investment company having a specified investment objective. Subject to applicable law and any required SEC approval, the Company may, in its sole discretion, establish new sub-accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new sub-accounts may be made available to existing Owners on a basis to be determined by the Company.

Shares of the Portfolios also are issued to separate accounts of other insurance companies which issue variable life contracts ("mixed funding"). Shares of the Portfolios also are issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life owners or variable annuity owners. Although the Company, Kemper INFS and Scudder VLIF do not currently foresee any such disadvantages to either variable life insurance owners or variable annuity owners, the Company and the trustees of Kemper INFS and Scudder VLIF intend to monitor events in order to identify any material conflicts between such Owners and to determine what action, if any, should be taken in response thereto. If the trustees were to conclude that separate portfolios should be established for variable life and variable annuity separate accounts, the Company will bear the attendant expenses.

If any of these substitutions or changes is made, the Company may, by appropriate endorsement, change the Contract to reflect the substitution or change, and will notify Owners of all such changes. If the Company deems it to be in the best interest of Owners, and subject to any approvals that may be required under applicable law, the Variable Account or any Sub-Accounts may be operated as a management company under the 1940 Act, may be deregistered under the 1940 Act if registration no longer is required, or may be combined with other sub-accounts or other separate accounts of the Company.

The Company reserves the right, subject to compliance with applicable law and to the provisions of the Participation Agreements to (1) transfer assets from the Variable Account or Sub-Account to another of the Company's variable accounts or sub-accounts having assets of the same class, (2) to operate the Variable Account or any Sub-Account as a management investment company under the 1940 Act or in any other form permitted by law, (3) to deregister the Variable Account under the 1940 Act in accordance with the requirements of the 1940 Act, (4) to substitute the shares of any other registered investment company for the Portfolio shares held by a Sub-Account, in the event that Portfolio shares are unavailable for investment, or if the Company determines that further investment in such Portfolio shares is inappropriate in view of the purpose of the Sub-Account, (5) to change the methodology for determining the net investment factor, and (6) to change the names of the Variable Account or of the Sub-Accounts. In no event will the changes described be made without notice to Owners in accordance with the 1940 Act.

                   CHANGES TO COMPLY WITH LAW AND AMENDMENTS

The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered. The Company also reserves the right to make any change to provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule or regulation, including but not limited to requirements for annuity contracts and retirement plans under the Code. Any such changes will apply uniformly to all Contracts that are affected. You will be given written notice of such changes.

                                 VOTING RIGHTS

The Company will vote Portfolio shares held by each Sub-Account in accordance with instructions received from Owners. Each person having a voting interest in a Sub-Account will be provided with proxy materials of the Portfolio, together with a form with which to give voting instructions to the Company. Shares for which no timely instructions are received will be voted in proportion to the instructions which are received. The Company also will vote shares in a Sub-Account that it owns and which are not attributable to the Contract in the same proportion. If the 1940 Act or any rules thereunder should be amended, or if the present interpretation of the 1940 Act or such rules should change, and as a result the Company determines that it is permitted to vote shares in its own right (whether or not such shares are attributable to the Contract) the Company reserves the right to do so.

The number of votes which an Owner may cast will be determined by the Company as of the record date established by the Portfolio. During the accumulation phase, the number of Portfolio shares attributable to each Owner will be determined by dividing the dollar value of the Accumulation Units of the Sub-Account credited to the Contract by the net asset value of one Portfolio share. During the annuity payout phase, the number of Portfolio shares attributable to each Owner will be determined by dividing the reserve held in each Sub-Account for the Owner's variable annuity by the net asset value of one Portfolio share. Ordinarily, the Owner's voting interest in the Portfolio will decrease as the reserve for the variable annuity is depleted.

                                  DISTRIBUTION

The Contract offered by this Prospectus may be purchased from certain independent broker-dealers, including representatives of Allmerica Investments, Inc. (the Principal Underwriter) which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. ("NASD").

The Company pays commissions, not to exceed 1.0% of payments, to broker-dealers which sell the Contract, plus ongoing annual compensation of up to 1% of Contract value. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature, and similar services.

Owners may direct any inquiries to their financial representative or to Allmerica Investments, Inc., 440 Lincoln Street, Worcester, MA 01653, Telephone 1-800-782-8380.

                                    SERVICES

The Company receives fees from the investment advisers or other service providers of certain Underlying Portfolios in return for providing certain services to Owners. Currently, the Company receives service fees with respect to the Scudder International Portfolio, Scudder Global Discovery Portfolio, Scudder Capital Growth Portfolio and Scudder Growth and Income Portfolio. The Company receives service fees at an annual rate of 0.15% per annum of the aggregate net asset value of shares held by the Variable Account. The Company may in the future render services for which it will receive compensation from the investment advisers or other service providers of other Underlying Portfolios.

                                 LEGAL MATTERS

There are no legal proceedings pending to which the Variable Account is a party.

                              FURTHER INFORMATION

A Registration Statement under the 1933 Act relating to this offering has been filed with the SEC. Certain portions of the Registration Statement and amendments have been omitted in this Prospectus pursuant to the rules and regulations of the SEC. The omitted information may be obtained from the SEC's principal office in Washington, DC, upon payment of the SEC's prescribed fees.

                                   APPENDIX A
                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

Because of exemption and exclusionary provisions in the securities laws, interests in the Fixed Account generally are not subject to regulation under the provisions of the 1933 Act or the 1940 Act. Disclosures regarding the fixed portion of the Contract and the Fixed Account may be subject to the provisions of the 1933 Act concerning the accuracy and completeness of statements made in this Prospectus. The disclosures in this APPENDIX A have not been reviewed by the SEC.

The Fixed Account is part of the Company's General Account which is made up of all of the general assets of the Company other than those allocated to separate accounts. Allocations to the Fixed Account become part of the assets of the Company, and are used to support insurance and annuity obligations. A portion or all of net payments may be allocated to accumulate at a fixed rate of interest in the Fixed Account. Such net amounts are guaranteed by the Company as to principal and a minimum rate of interest. Under the Contract, the minimum interest which may be credited on amounts allocated to the Fixed Account is 3% compounded annually. Additional "Excess Interest" may or may not be credited at the sole discretion of the Company.

In Massachusetts, payments and transfers to the Fixed Account are subject to the following restrictions:

    If the Contract is issued prior to the Annuitant's 60th birthday, allocations to the Fixed Account will be permitted until the Annuitant's 61st birthday. On and after the Annuitant's 61st birthday, no additional Fixed Account allocations will be accepted. If the Contract is issued on or after the Annuitant's 60th birthday, up through and including the Annuitant's 81st birthday, Fixed Account allocations will be permitted during the first Contract year. On and after the first Contract anniversary, no additional allocations to the Fixed Account will be permitted. If a Contract is issued after the Annuitant's 81st birthday, no payments to the Fixed Account will be permitted at any time.

In Oregon, no payments to the Fixed Account will be permitted if the Contract is issued after the Annuitant's 81st birthday. Further, no additional allocations will be accepted into the Fixed Account on or after the third Contract anniversary.

If an allocation designated as a Fixed Account allocation is received at the Principal Office during a period when the Fixed Account is not available due to the limitations outlined above, the monies will be allocated to the Kemper Money Market Portfolio.

To the extent permitted by state law, the Company reserves the right, from time to time, to credit an enhanced interest rate to certain initial and/or subsequent payments ("eligible payments") which are deposited into the Fixed Account under an Automatic Transfer Option (Dollar Cost Averaging election) that uses the Fixed Account as the source account from which automatic transfers are then processed. The following are not considered eligible payments: amounts transferred into the Fixed Account from the Variable Account and/or the Guarantee Period Accounts; amounts already in the Fixed Account at the time an eligible payment is deposited and amounts transferred to the Contract from another annuity contract issued by the Company.

An eligible payment must be automatically transferred out of the Fixed Account over a continuous six month period. The enhanced rate will apply during the six month period to any portion of the eligible payment remaining in the Fixed Account. Amounts automatically transferred out of the Fixed Account will no longer earn the enhanced rate of interest and, as of the date of transfer, will be subject to the variable investment performance of the sub-account(s) transferred into. If the automatic transfer option is terminated prior to the end of the six month period, the enhanced rate will no longer apply. The Company reserves the right to extend the period of time that the enhanced rate will apply.

                                   APPENDIX B
                          THE MARKET VALUE ADJUSTMENT

MARKET VALUE ADJUSTMENT - The following are examples of how the Market Value Adjustment works:

The market value factor is: [(1+i)/(1+j)] to the power of n/365-1

The following examples assume:

  1. The payment was allocated to a ten-year Guarantee Period Account with a Guaranteed Interest Rate of 8%.

  2. The date of surrender is seven years (2,555 days) from the expiration date.

  3. The value of the Guarantee Period Account is equal to $62,985.60 at the end of three years.

  4. No transfers or withdrawals affecting this Guarantee Period Account have been made.

NEGATIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

Assume that on the date of surrender, the current rate (j) is 10.00% or 0.10

The market value factor = [(1+i)/(1+j)] to the power of n/365-1
                     = [(1+.08)/(1+.10)] to the power of 2555/365-1
                     = (.98182) to the power of 7-1
                     = -1.12054

The market value adjustment = the market value factor multiplied by the withdrawal

                      = .12054 X $62,985.60
                     = -$7,592.11

POSITIVE MARKET VALUE ADJUSTMENT (UNCAPPED)

Assume that on the date of surrender, the current rate (j) is 7.00% or 0.07

The market value factor = [(1+i)/(1+j)] to the power of n/365-1
                     = [(1+.08)/(1+.07)] to the power of 2555/365-1
                     = (1.0093) to the power of 7-1
                     = .06694

The market value adjustment = the market value factor multiplied by the withdrawal

                      = .06694 X $62,985.60
                     = $4,216.26

NEGATIVE MARKET VALUE ADJUSTMENT (CAPPED)

Assume that on the date of surrender, the current rate (j) is 11.00% or 0.11

The market value factor = [(1+i)/(1+j)] to the power of n/365-1
                     = [(1+.08)/(1+.11)] to the power of 2555/365-1
                     = (.97297) to the power of 7-1
                     = -.17454

The market value adjustment = Minimum of the market value factor multiplied by the withdrawal or the negative of the excess interest earned over 3%

                      = Minimum of (-.17454X$62,985.60 or -$8,349.25)
                     = Minimum of (-$10,993.51 or -$8,349.25)
                     = -$8,349.25

POSITIVE MARKET VALUE ADJUSTMENT (CAPPED)

Assume that on the date of surrender, the current rate (j) is 6.00% or 0.06

The market value factor = [(1+i)/(1+j)]n/365-1
                     = [(1+.08)/(1+.06)]2555/365-1
                     = (1.01887)7-1
                     = .13981

The market value adjustment = Minimum of the market value factor multiplied by the withdrawal or the excess interest earned over
                              3%

                      = Minimum of (.13981X$62,985.60 or $8,349.25)
                     = Minimum of ($8,806.02 or $8,349.25)
                     = $8,349.25

                                   APPENDIX C
                               THE DEATH BENEFIT

PART 1: DEATH OF THE OWNER -- WITHOUT ENHANCED DEATH BENEFIT RIDER

DEATH BENEFIT ASSUMING NO WITHDRAWALS

Assume a payment of $100,000 is made on the issue date and no additional payments are made. Assume there are no withdrawals. The table below presents examples of the Death Benefit based on the Hypothetical Accumulated Values.

           HYPOTHETICAL   HYPOTHETICAL
CONTRACT    ACCUMULATED   MARKET VALUE                                HYPOTHETICAL
  YEAR         VALUE       ADJUSTMENT     VALUE (a)     VALUE (b)    DEATH BENEFIT
---------  -------------  -------------  ------------  ------------  --------------
    1       $106,000.00    $      0.00   $ 106,000.00  $ 100,000.00   $ 106,000.00
    2        107,060.00       1,000.00     108,060.00    100,000.00     108,060.00
    3        117,766.00           0.00     117,766.00    100,000.00     117,766.00
    4        105,989.40       1,000.00     106,989.40    100,000.00     106,989.40
    5        116,588.34           0.00     116,588.34    100,000.00     116,588.34
    6        128,247.18       1,000.00     129,247.18    100,000.00     129,247.18
    7        141,071.90           0.00     141,071.90    100,000.00     141,071.90
    8        155,179.08       1,000.00     156,179.08    100,000.00     156,179.08
    9        170,696.98           0.00     170,696.98    100,000.00     170,696.98
   10        187,766.68           0.00     187,766.68    100,000.00     187,766.68

Value (a) is the Accumulated Value increased by any positive Market Value Adjustment.

Value (b) is the gross payments reduced proportionately to reflect withdrawals.

The Hypothetical Death Benefit is equal to the greater of Values (a) and (b).

DEATH BENEFIT ASSUMING WITHDRAWALS

Assume a payment of $100,000 is made on the issue date and no additional payments are made. Assume there are withdrawals. The table below presents examples of the Death Benefit based on the Hypothetical Accumulated Value.

           HYPOTHETICAL                 HYPOTHETICAL
CONTRACT    ACCUMULATED                 MARKET VALUE                                HYPOTHETICAL
  YEAR         VALUE      WITHDRAWALS    ADJUSTMENT     VALUE (a)     VALUE (b)    DEATH BENEFIT
---------  -------------  ------------  -------------  ------------  ------------  --------------
    1       $106,000.00    $     0.00    $      0.00   $ 106,000.00  $ 100,000.00   $ 106,000.00
    2        107,060.00          0.00       1,000.00     108,060.00    100,000.00     108,060.00
    3          7,766.00    100,000.00           0.00       7,766.00      7,206.35       7,766.00
    4          6,989.40          0.00       1,000.00       7,989.40      7,206.35       7,989.40
    5          7,688.34          0.00           0.00       7,688.34      7,206.35       7,688.34
    6          8,457.18          0.00       1,000.00       9,457.18      7,206.35       9,457.18
    7          9,302.90          0.00           0.00       9,302.90      7,206.35       9,302.90
    8         10,233.18          0.00       1,000.00      11,233.18      7,206.35      11,233.18
    9         11,256.50          0.00           0.00      11,256.50      7,206.35      11,256.50
   10          1,382.14     10,000.00           0.00       1,382.14        875.07       1,382.14

Value (a) is the Accumulated Value increased by any positive Market Value Adjustment.

Value (b) is the gross payments reduced proportionately to reflect withdrawals.

The Hypothetical Death Benefit is equal to the greater of Values (a) and (b).

PART 2: DEATH OF THE OWNER -- WITH ENHANCED DEATH BENEFIT RIDER (FOR CONTRACTS OTHER THAN THOSE ISSUED IN HAWAII AND NEW YORK)

DEATH BENEFIT ASSUMING NO WITHDRAWALS

Assume a payment of $100,000 is made on the issue date and no additional payments are made. Assume there are no withdrawals. The table below presents examples of the death benefit based on the hypothetical Accumulated Values.

           HYPOTHETICAL   HYPOTHETICAL
            ACCUMULATED   MARKET VALUE                                              HYPOTHETICAL
  YEAR         VALUE       ADJUSTMENT     VALUE (a)     VALUE (b)     VALUE (c)    DEATH BENEFIT
---------  -------------  -------------  ------------  ------------  ------------  --------------
    1       $106,000.00    $      0.00   $ 106,000.00  $ 105,000.00  $ 106,000.00   $ 106,000.00
    2        107,060.00       1,000.00     108,060.00    110,250.00    108,060.00     110,250.00
    3        117,766.00           0.00     117,766.00    115,762.50    117,766.00     117,766.00
    4        105,989.40       1,000.00     106,989.40    121,550.63    117,766.00     121,550.63
    5        116,588.34           0.00     116,588.34    127,628.16    117,766.00     127,628.16
    6        128,247.18       1,000.00     129,247.18    134,009.56    129,247.18     134,009.56
    7        141,071.90           0.00     141,071.90    140,710.04    141,071.90     141,071.90
    8        155,179.08       1,000.00     156,179.08    147,745.54    156,179.08     156,179.08
    9        170,696.98           0.00     170,696.98    155,132.82    170,696.98     170,696.98
   10        187,766.68           0.00     187,766.68    162,889.46    187,766.68     187,766.68

Value (a) is the Accumulated Value increased by any positive Market Value Adjustment.

Value (b) is the gross payments compounded daily at an annual rate of 5%, decreased proportionately to reflect prior withdrawals.

Value (c) is the highest Accumulated Value increased by any positive Market Value Adjustment of all Contract anniversaries, increased for subsequent payments and decreased proportionately for subsequent withdrawals.

The Hypothetical Death Benefit is equal to the greatest of Values (a), (b) or
(c).

DEATH BENEFIT ASSUMING WITHDRAWALS

Assume a payment of $100,000 is made on the issue date and no additional payments are made. Assume there are withdrawals as detailed in the table below. The table below presents examples of the death benefit based on the hypothetical Accumulated Value.

           HYPOTHETICAL                 HYPOTHETICAL
            ACCUMULATED                 MARKET VALUE
  YEAR         VALUE       WITHDRAWAL    ADJUSTMENT     VALUE (a)
---------  -------------  ------------  -------------  ------------
    1       $106,000.00   $       0.00   $      0.00   $ 106,000.00
    2        107,060.00           0.00      1,000.00     108,060.00
    3          7,766.00     100,000.00          0.00       7,766.00
    4          6,989.40           0.00      1,000.00       7,989.40
    5          7,688.34           0.00          0.00       7,688.34
    6          8,457.18           0.00      1,000.00       9,457.18
    7          9,302.90           0.00          0.00       9,302.90
    8         10,233.18           0.00      1,000.00      11,233.18
    9         11,256.50           0.00          0.00      11,256.50
   10          1,382.14      10,000.00          0.00       1,382.14

                                        HYPOTHETICAL
  YEAR      VALUE (b)     VALUE (c)    DEATH BENEFIT
---------  ------------  ------------  --------------
    1      $ 105,000.00  $ 106,000.00   $ 106,000.00
    2        110,250.00    108,060.00     110,250.00
    3          8,342.26      7,787.19       8,342.26
    4          8,759.37      7,787.19       8,759.37
    5          9,197.34      7,787.19       9,197.34
    6          9,657.20      7,787.19       9,657.20
    7         10,140.06      7,787.19      10,140.06
    8         10,647.07      7,787.19      11,233.18
    9         11,179.42      7,787.19      11,256.50
   10          1,425.40        945.60       1,425.40

Value (a) is the Accumulated Value increased by any positive Market Value Adjustment.

Value (b) is the gross payments compounded daily at an annual rate of 5%, decreased proportionately to reflect prior withdrawals.

Value (c) is the highest Accumulated Value increased by any positive Market Value Adjustment of all Contract anniversaries, increased for subsequent payments and decreased proportionately for subsequent withdrawals.

The Hypothetical Death Benefit is equal to the greatest of Values (a), (b) or
(c).

PART 3: DEATH OF THE OWNER -- WITH ENHANCED DEATH BENEFIT RIDER (FOR CONTRACTS ISSUED IN HAWAII AND NEW YORK)

DEATH BENEFIT ASSUMING NO WITHDRAWALS

Assume a payment of $100,000 is made on the issue date and no additional payments are made. Assume there are no withdrawals. The table below presents examples of the death benefit based on the hypothetical Accumulated Values.

           HYPOTHETICAL   HYPOTHETICAL
            ACCUMULATED   MARKET VALUE                                              HYPOTHETICAL
  YEAR         VALUE       ADJUSTMENT     VALUE (a)     VALUE (b)     VALUE (c)    DEATH BENEFIT
---------  -------------  -------------  ------------  ------------  ------------  --------------
    1       $106,000.00    $      0.00   $ 106,000.00  $ 100,000.00  $ 106,000.00   $ 106,000.00
    2        107,060.00       1,000.00     108,060.00    100,000.00    108,060.00     108,060.00
    3        117,766.00           0.00     117,766.00    100,000.00    117,766.00     117,766.00
    4        105,989.40       1,000.00     106,989.40    100,000.00    117,766.00     117,766.00
    5        116,588.34           0.00     116,588.34    100,000.00    117,766.00     117,766.00
    6        128,247.18       1,000.00     129,247.18    100,000.00    129,247.18     129,247.18
    7        141,071.90           0.00     141,071.90    100,000.00    141,071.90     141,071.90
    8        155,179.08       1,000.00     156,179.08    100,000.00    156,179.08     156,179.08
    9        170,696.98           0.00     170,696.98    100,000.00    170,696.98     170,696.98
   10        187,766.68           0.00     187,766.68    100,000.00    187,766.68     187,766.68

Value (a) is the Accumulated Value increased by any positive Market Value Adjustment.

Value (b) is the gross payments, decreased proportionately to reflect prior withdrawals.

Value (c) is the highest Accumulated Value increased by any positive Market Value Adjustment of all Contract anniversaries, increased for subsequent payments and decreased proportionately for subsequent withdrawals.

The Hypothetical Death Benefit is equal to the greatest of Values (a), (b) or
(c).

DEATH BENEFIT ASSUMING WITHDRAWALS

Assume a payment of $100,000 is made on the issue date and no additional payments are made. Assume there are withdrawals as detailed in the table below. The table below presents examples of the death benefit based on the hypothetical Accumulated Value.

           HYPOTHETICAL                 HYPOTHETICAL
            ACCUMULATED                 MARKET VALUE
  YEAR         VALUE       WITHDRAWAL    ADJUSTMENT     VALUE (a)
---------  -------------  ------------  -------------  ------------
    1       $106,000.00   $       0.00   $      0.00   $ 106,000.00
    2        107,060.00           0.00      1,000.00     108,060.00
    3          7,766.00     100,000.00          0.00       7,766.00
    4          6,989.40           0.00      1,000.00       7,989.40
    5          7,688.34           0.00          0.00       7,688.34
    6          8,457.18           0.00      1,000.00       9,457.18
    7          9,302.90           0.00          0.00       9,302.90
    8         10,233.18           0.00      1,000.00      11,233.18
    9         11,256.50           0.00          0.00      11,256.50
   10          1,382.14      10,000.00          0.00       1,382.14

                                        HYPOTHETICAL
  YEAR      VALUE (b)     VALUE (c)    DEATH BENEFIT
---------  ------------  ------------  --------------
    1      $ 100,000.00  $ 106,000.00   $ 106,000.00
    2        100,000.00    108,060.00     108,060.00
    3          7,206.35      7,787.19       7,787.19
    4          7,206.35      7,787.19       7,989.40
    5          7,206.35      7,787.19       7,787.19
    6          7,206.35      7,787.19       9,457.18
    7          7,206.35      7,787.19       9,302.90
    8          7,206.35      7,787.19      11,233.18
    9          7,206.35      7,787.19      11,256.50
   10            875.07        945.60       1,382.14

Value (a) is the Accumulated Value increased by any positive Market Value Adjustment.

Value (b) is the gross payments, decreased proportionately to reflect prior withdrawals.

Value (c) is the highest Accumulated Value increased by any positive Market Value Adjustment of all Contract anniversaries, increased for subsequent payments and decreased proportionately for subsequent withdrawals.

The Hypothetical Death Benefit is equal to the greatest of Values (a), (b) or
(c).

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                       STATEMENT OF ADDITIONAL INFORMATION

                                       OF

  FLEXIBLE PAYMENT DEFERRED VARIABLE AND FIXED ANNUITY CONTRACTS FUNDED THROUGH

                                 SUB-ACCOUNTS OF

                               SEPARATE ACCOUNT KG

                INVESTING IN SHARES OF INVESTORS FUND SERIES AND
                     SCUDDER VARIABLE LIFE INVESTMENT FUND




THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE ABOVE SUB-ACCOUNTS OF SEPARATE ACCOUNT KG DATED ____________, 1998 ("THE PROSPECTUS"). THE PROSPECTUS MAY BE OBTAINED FROM ANNUITY CLIENT SERVICES, FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY, INC., 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, TELEPHONE 1-800-782-8380.


                                DATED ____________, 1998

                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY. . . . . . . . . . . . . . . . . . . . . . . 2

TAXATION OF THE CONTRACT, THE VARIABLE ACCOUNT AND THE
     COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

SERVICES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

UNDERWRITERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

ANNUITY BENEFIT PAYMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . 4

PERFORMANCE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . 6

TAX-DEFERRED ACCUMULATION. . . . . . . . . . . . . . . . . . . . . . . . . . 7

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1


                         GENERAL INFORMATION AND HISTORY

Separate Account KG (the "Variable Account") is a separate investment account of First Allmerica Financial Life Insurance Company (the "Company") authorized by vote of its Board of Directors on June 13, 1996. The Company, organized under the laws of Massachusetts in 1844, is the fifth oldest life insurance company in America. As of December 31, 1997, the Company and its subsidiaries had over $16.3 billion in combined assets and over $43.8 billion in life insurance in force. Effective October 16, 1995, the Company converted from a mutual life insurance company, known as State Mutual Life Assurance Company of America, to a stock life insurance company and adopted its present name. At that time, the Company became a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's principal office (the "Principal Office") is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 508-855-1000.

The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

Currently, 24 Sub-Accounts of the Variable Account are available under Contract Form 3027-98 (the "Contract"). Each Sub-Account invests in a corresponding Kemper investment portfolio of Investors Fund Series ("Kemper INFS") or a corresponding portfolio of Scudder Variable Life Investment Fund ("Scudder VLIF"), open-end, registered management investment companies. Twenty different portfolios of Kemper INFS are available under the Contract: the Kemper-Dreman Financial Services Portfolio, Kemper Small Cap Growth Portfolio, Kemper Small Cap Value Portfolio, Kemper-Dreman High Return Equity Portfolio, Kemper International Portfolio, Kemper International Growth and Income

Portfolio, Kemper Global Blue Chip Portfolio, Kemper Growth Portfolio, Kemper Contrarian Value Portfolio, Kemper Blue Chip Portfolio, Kemper Value + Growth Portfolio, Kemper Horizon 20+ Portfolio, Kemper Total Return Portfolio, Kemper Horizon 10+ Portfolio, Kemper High Yield Portfolio, Kemper Horizon 5 Portfolio, Kemper Global Income Portfolio, Kemper Investment Grade Bond Portfolio, Kemper Government Securities Portfolio, and Kemper Money Market Portfolio. Four portfolios of Scudder VLIF are available under the Contract: the Scudder International Portfolio, Scudder Global Discovery Portfolio, Scudder Capital Growth Portfolio, and Scudder Growth and Income Portfolio (together, the "Underlying Portfolios"). Each Underlying Portfolio available under the Contract has its own investment objectives and certain attendant risks.


                     TAXATION OF THE CONTRACT, THE VARIABLE
                             ACCOUNT AND THE COMPANY

The Company currently imposes no charge for taxes payable in connection with the Contract, other than for state and local premium taxes and similar assessments when applicable. The Company reserves the right to impose a charge for any other taxes that may become payable in the future in connection with the Contract or the Variable Account.

The Variable Account is considered to be a part of and taxed with the operations of the Company. The Company is taxed as a life insurance company under subchapter L of the Internal Revenue Code (the "Code"), and files a consolidated tax return with its affiliated companies.

The Company reserves the right to make a charge for any effect which the income, assets or existence of the Contract or the Variable Account may have upon its tax. Such charge for taxes, if any, will be assessed on a fair and equitable basis in order to preserve equity among classes of Contract Owners ("Owners"). The Variable Account presently is not subject to tax.

                                    SERVICES

CUSTODIAN OF SECURITIES. The Company serves as custodian of the assets of the Variable Account. Underlying Portfolio shares owned by the Sub-Accounts are held on an open account basis. A Sub-Account's ownership of Underlying Portfolio shares is reflected on the records of the Underlying Portfolio and is not represented by any transferable stock certificates.

EXPERTS. The financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, and the financial statements of the Separate Account KG--Kemper Gateway Elite of the Company as of December 31, 1997 and for the periods indicated, included in this Statement of Additional Information constituting part of this Registration Statement, have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Contract.

                                  UNDERWRITERS

Allmerica Investments, Inc. ("Allmerica Investments"), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"), serves as principal underwriter and general distributor for the Contract pursuant to a contract with Allmerica

Investments, the Company and the Variable Account. Allmerica Investments distributes the Contract on a best-efforts basis. Allmerica Investments, Inc., 440 Lincoln Street, Worcester, Massachusetts 01653, was organized in 1969 as a wholly owned subsidiary of First Allmerica, and presently is indirectly wholly owned by First Allmerica.

The Contract offered by this Prospectus is offered continuously, and may be purchased from certain independent broker-dealers which are NASD members and whose representatives are authorized by applicable law to sell variable annuity contracts.

All persons selling the Contract are required to be licensed by their respective state insurance authorities for the sale of variable annuity contracts. The Company pays commissions, not to exceed 1.0% of purchase payments, to entities which sell the Contract. To the extent permitted by NASD rules, promotional incentives or payments also may be provided to such entities based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the Contract, including the recruitment and training of personnel, production of promotional literature and similar services. A Promotional Allowance of 0.40% of total payments is paid to Kemper Distributors, Inc. for administrative and support services with respect to the distribution of the Contract; however, Kemper Distributors, Inc. may direct the Company to pay a portion of said allowance to broker-dealers who provide support services directly.

Commissions paid by the Company do not result in any charge to Owners or to the Variable Account in addition to the charges described under "CHARGES AND DEDUCTIONS" in the Prospectus.

No underwriting commissions were paid for sales of Contract Form 3027-98 since it was not offered until __________________.

The aggregate amounts of underwriting commissions paid to Zurich Kemper, Inc. and to independent broker-dealers, respectively, for sales of all other contracts funded by Separate Account KG were $537.50 and $51,903.25 in 1997. Sales of these contracts began in 1997.

                            ANNUITY BENEFIT PAYMENTS

The method by which the Accumulated Value under the Contract is determined is described in detail under "Computation of Values" in the Prospectus.

ILLUSTRATION OF ACCUMULATION UNIT CALCULATION USING HYPOTHETICAL EXAMPLE. The Accumulation Unit calculation for a daily Valuation Period may be illustrated by the following hypothetical example: Assume that the assets of a Sub-Account at the beginning of a one-day Valuation Period were $5,000,000; that the value of an Accumulation Unit on the previous date was $1.135000; and that during the Valuation Period, the investment income and net realized and unrealized capital gains exceed net realized and unrealized capital losses by $1,675. The Accumulation Unit Value at the end of the current Valuation Period would be calculated as follows:



(1)  Accumulation Unit Value -- Previous Valuation Period. . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 1.135000

(2)  Value of Assets -- Beginning of Valuation Period. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $5,000,000

(3)  Excess of Investment Income and Net Gains Over Capital Losses . . . . . . . . . . . . . . . . . . . . . .         $1,675

(4)  Adjusted Gross Investment Rate for the Valuation Period (3) divided by (2). . . . . . . . . . . . . . . .       0.000335


                                       4


(5)  Annual Charge (one-day equivalent of 1.40% per annum) . . . . . . . . . . . . . . . . . . . . . . . . . .       0.000039

(6)  Net Investment Rate (4) - (5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       0.000296

(7)  Net Investment Factor 1.000000 + (6). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1.000296

(8)  Accumulation Unit Value -- Current Period (1) x (7) . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 1.135336


Conversely, if unrealized capital losses and charges for expenses and taxes exceeded investment income and net realized capital gains by $1,675, the Accumulation Unit Value at the end of the Valuation Period would have been $1.134576.

The method for determining the amount of annuity benefit payments is described in detail under "Determination of the First and Subsequent Annuity Benefit Payments" in the Prospectus.

ILLUSTRATION OF VARIABLE ANNUITY BENEFIT PAYMENT CALCULATION USING HYPOTHETICAL EXAMPLE. The determination of the Annuity Unit value and the variable annuity benefit payment may be illustrated by the following hypothetical example:
Assume an Annuitant has 40,000 Accumulation Units in a Variable Account, and that the value of an Accumulation Unit on the Valuation Date used to determine the amount of the first variable annuity benefit payment is $1.120000. Therefore, the Accumulation Value of the Contract is $44,800 (40,000 x $1.120000). Assume also that the Owner elects an option for which the first monthly payment is $6.57 per $1,000 of Accumulated Value applied. Assuming no premium tax or contingent deferred sales charge, the first monthly payment would be 44.800 multiplied by $6.57, or $294.34.

Next, assume that the Annuity Unit value for the assumed rate of 3.5% per annum for the Valuation Date as of which the first payment was calculated was $1.100000. Annuity Unit values will not be the same as Accumulation Unit values because the former reflect the 3.5% assumed interest rate used in the annuity rate calculations. When the Annuity Unit value of $1.100000 is divided into the first monthly payment, the number of Annuity Units represented by that payment is determined to be 267.5818. The value of this same number of Annuity Units will be paid in each subsequent month under most options. Assume further that the net investment factor for the Valuation Period applicable to the next annuity benefit payment is 1.000190. Multiplying this factor by .999906 (the one-day adjustment factor for the assumed interest rate of 3.5% per annum) produces a factor of 1.000096. This then is multiplied by the Annuity Unit value on the immediately preceding Valuation Date (assumed here to be $1.105000). The result is an Annuity Unit value of $1.105106 for the current monthly payment. The current monthly payment then is determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 267.5818 times $1.105106, which produces a current monthly payment of $295.71.

METHOD FOR DETERMINING COMMUTED VALUE ON VARIABLE ANNUITY PERIOD CERTAIN OPTIONS AND ILLUSTRATION USING HYPOTHETICAL EXAMPLE. The Contract offers both commutable and non-commutable period certain annuity options. A commutable option gives the Annuitant the right to exchange any remaining payments for a lump sum payment based on the commuted value. The Commuted Value is the present value of remaining payments calculated at 3.5% interest. The determination of the Commuted Value may be illustrated by the following hypothetical example.

Assume a commutable period certain option is elected. The number of Annuity Units upon which each payment is based would be calculated using the Surrender Value less any premium tax rather than the Accumulated Value. Assume this results in 250.0000 Annuity Units. Assume the Commuted Value is requested with 60 monthly payments remaining and a current Annuity Unit Value of $1.200000. Based on these assumptions, the dollar amount of remaining payments would be $300 a month for 60 months. The present value at 3.5% of all remaining payments would be $16,560.72.

                             PERFORMANCE INFORMATION

Performance information for a Sub-Account may be compared, in reports and promotional literature, to certain indices described in the Prospectus under "PERFORMANCE INFORMATION." In addition, the Company may provide advertising, sales literature, periodic publications or other material information on various topics of interest to Owners and prospective Owners. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Contract and the characteristics of and market for such financial instruments. Total return data and supplemental total return information may be advertised based on the period of time that an Underlying Portfolio and an underlying Sub-Account have been in existence, even if longer than the period of time that the Contract has been offered. The results for any period prior to a Contract being offered will be calculated as if the Contract had been offered during that period of time, with all charges assumed to be those applicable to the Contract.

TOTAL RETURN

"Total Return" refers to the total of the income generated by an investment in a Sub-Account and of the changes of value of the principal invested (due to realized and unrealized capital gains or losses) for a specified period, reduced by the Sub-Account's asset charge.

Total Return figures are calculated by standardized methods prescribed by rules of the Securities and Exchange Commission (the "SEC"). The quotations are computed by finding the average annual compounded rates of return over the specified periods that would equate the initial amount invested to the ending redeemable values, according to the following formula:

              (n)
     P(1 + T)     = ERV

     Where:    P    =    a hypothetical initial payment to the Variable Account
                         of $1,000

               T    =    average annual total return

               n    =    number of years

               ERV  =    the ending redeemable value of the $1,000 payment at
                         the end of the specified period

The calculation of Total Return includes the annual charges against the asset of the Sub-Account. This charge is 1.40% on an annual basis. The calculation of ending redeemable value assumes (1) the Contract was issued at the beginning of the period, and (2) a complete surrender of the Contract at the end of the period.

The calculations of Total Return reflect the deduction of the $30 annual Contract fee.

YIELD AND EFFECTIVE YIELD - THE MONEY MARKET SUB-ACCOUNT

Set forth below is yield and effective yield information for the Money Market Sub-Account for the seven-day period ended December 31, 1997:

               Yield               4.12%
               Effective Yield     4.21%

The yield and effective yield figures are calculated by standardized methods prescribed by rules of the SEC. Under those methods, the yield quotation is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Sub-Account at the beginning of the period, subtracting a charge reflecting the annual 1.40% deduction for mortality and expense risk and the administrative charge, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return, and then multiplying the return for a seven-day base period by (365/7), with the resulting yield carried to the nearest hundredth of one percent.

The Money Market Sub-Account computes effective yield by compounding the unannualized base period return by using the formula:

                                                        (365/7)
             Effective Yield = [(base period return + 1)       ] - 1

The calculations of yield and effective yield reflect the $30 annual Contract fee.

                            TAX-DEFERRED ACCUMULATION


                              NON-QUALIFIED                   CONVENTIONAL
                             ANNUITY CONTRACT                 SAVINGS PLAN

                         AFTER-TAX CONTRIBUTIONS
                        AND TAX-DEFERRED EARNINGS
                        -------------------------
                                       TAXABLE LUMP    AFTER-TAX  CONTRIBUTIONS
                      NO WITHDRAWALS   SUM WITHDRAWAL    AND TAXABLE EARNINGS
                      --------------   --------------  ------------------------

     10 Years. . . .     $107,946         $ 86,448            $ 81,693
     20 Years. . . .      233,048          165,137             133,476
     30 Years. . . .      503,133          335,021             218,082


This chart compares the accumulation of a $50,000 initial investment into a non-qualified annuity contract with a conventional savings plan. Contributions to the non-qualified annuity contract and the conventional savings plan are made after tax. Only the gain in the non-qualified annuity contract will be subject to income tax in a taxable lump sum withdrawal. The chart assumes a 37.1% federal marginal tax rate and an 8% annual return. The 37.1% federal marginal tax is based on a marginal tax rate of 36%, representative of the target market, adjusted to reflect a decrease of $3 of itemized deductions for each $100 of income over $117,950. Tax rates are subject to change as is the tax-deferred treatment of the Contract. Income on non-qualified annuity contracts is taxed as ordinary income upon withdrawal. A 10% tax penalty may apply to early withdrawals. See "Federal Income Taxes" in the Prospectus.

The chart does not reflect the following charges and expenses under the
Contract: 1.25% for mortality and expense risk; 0.15% administration charges; 7% maximum deferred sales charge; and $30 annual Contract fee. The tax-deferred accumulation would be reduced if these charges were reflected. No implication is intended by the use of these assumptions that the return shown is guaranteed in any way or that the return shown represents an average or expected rate of return over the period of the Contract. (IMPORTANT -- THIS IS NOT AN ILLUSTRATION OF YIELD OR RETURN.)

Unlike savings plans, contributions to non-qualified annuity contracts provide tax-deferred treatment on earnings. In addition, contributions to tax-deferred retirement annuities are not subject to current tax in the year of contribution. When monies are received from a non-qualified annuity contract (and you have many different options on how you receive your funds), they are subject to income tax. At the time of receipt, if the person receiving the monies is retired, not working or has additional tax exemptions, these monies may be taxed at a lesser rate.

                           FINANCIAL STATEMENTS

Financial Statements are included for First Allmerica Financial Life Insurance Company and for its Separate Account KG.

FIRST ALLMERICA
FINANCIAL LIFE
INSURANCE COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of First Allmerica Financial Life Insurance Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholder's equity, and of cash flows present fairly, in all material respects, the financial position of First Allmerica Financial Life Insurance Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Price Waterhouse LLP

Boston, Massachusetts
February 3, 1997

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31
 (IN MILLIONS)                                      1997        1996        1995
 -----------------------------------------------  ---------   ---------   ---------
 REVENUES
     Premiums...................................  $2,311.0    $2,236.3    $2,222.8
     Universal life and investment product
       policy fees..............................     237.3       197.2       172.4
     Net investment income......................     641.8       670.8       710.5
     Net realized investment gains..............      76.5        66.8        19.1
     Realized gain from sale of mutual fund
       processing business......................     --          --           20.7
     Other income...............................     117.6       108.4       109.3
                                                  ---------   ---------   ---------
         Total revenues.........................   3,384.2     3,279.5     3,254.8
                                                  ---------   ---------   ---------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses and loss
       adjustment expenses......................   2,004.6     1,957.0     2,010.3
     Policy acquisition expenses................     425.1       470.1       470.9
     Loss from cession of disability income
       business.................................      53.9       --          --
     Other operating expenses...................     523.7       503.2       468.7
                                                  ---------   ---------   ---------
         Total benefits, losses and expenses....   3,007.3     2,930.3     2,949.9
                                                  ---------   ---------   ---------
     Income before federal income taxes.........     376.9       349.2       304.9
                                                  ---------   ---------   ---------
 FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current....................................      83.3        96.8       119.7
     Deferred...................................      14.2       (15.7)      (37.0)
                                                  ---------   ---------   ---------
         Total federal income tax expense.......      97.5        81.1        82.7
                                                  ---------   ---------   ---------
 Income before minority interest................     279.4       268.1       222.2
 Minority interest..............................     (79.4)      (74.6)      (73.1)
                                                  ---------   ---------   ---------
 Income before extraordinary item...............     200.0       193.5       149.1
 Extraordinary item -- demutualization
  expenses......................................     --          --          (12.1)
                                                  ---------   ---------   ---------
 Net income.....................................  $  200.0    $  193.5    $  137.0
                                                  ---------   ---------   ---------
                                                  ---------   ---------   ---------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                          CONSOLIDATED BALANCE SHEETS

 DECEMBER 31
 (IN MILLIONS)                                                1997         1996
 --------------------------------------------------------  ----------   ----------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
      $6,992.8 and $7,279.1).............................  $ 7,253.5    $ 7,461.5
     Equity securities at fair value (cost of $341.1 and
      $327.9)............................................      479.0        473.1
     Mortgage loans......................................      567.5        650.1
     Real estate.........................................       50.3        120.7
     Policy loans........................................      141.9        132.4
     Other long term investments.........................      148.3        128.8
                                                           ----------   ----------
         Total investments...............................    8,640.5      8,966.6
                                                           ----------   ----------
   Cash and cash equivalents.............................      213.9        175.9
   Accrued investment income.............................      141.8        148.6
   Deferred policy acquisition costs.....................      965.5        822.7
                                                           ----------   ----------
   Reinsurance receivables:
     Future policy benefits..............................      307.1        102.8
     Outstanding claims, losses and loss adjustment
      expenses...........................................      626.7        663.8
     Unearned premiums...................................       32.9         46.2
     Other...............................................       73.5         62.8
                                                           ----------   ----------
         Total reinsurance receivables...................    1,040.2        875.6
                                                           ----------   ----------
   Deferred federal income taxes.........................      --            66.9
   Premiums, accounts and notes receivable...............      554.4        533.0
   Other assets..........................................      373.0        304.4
   Closed block assets...................................      806.7        810.8
   Separate account assets...............................    9,755.4      6,233.0
                                                           ----------   ----------
         Total assets....................................  $22,491.4    $18,937.5
                                                           ----------   ----------
                                                           ----------   ----------
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $ 2,598.5    $ 2,613.7
     Outstanding claims, losses and loss adjustment
      expenses...........................................    2,825.0      2,944.1
     Unearned premiums...................................      846.8        822.5
     Contractholder deposit funds and other policy
      liabilities........................................    1,852.7      2,060.4
                                                           ----------   ----------
         Total policy liabilities and accruals...........    8,123.0      8,440.7
                                                           ----------   ----------
   Expenses and taxes payable............................      662.6        617.5
   Reinsurance premiums payable..........................       37.7         31.4
   Short term debt.......................................       33.0         38.4
   Deferred federal income taxes.........................       12.9        --
   Long term debt........................................        2.6          2.7
   Closed block liabilities..............................      885.6        899.4
   Separate account liabilities..........................    9,749.7      6,227.2
                                                           ----------   ----------
         Total liabilities...............................   19,507.1     16,257.3
                                                           ----------   ----------
   Minority interest.....................................      748.9        784.0
   Commitments and contingencies (Notes 13 and 18)
 SHAREHOLDER'S EQUITY
   Common stock, $10 par value, 1 million shares
     authorized, 500,000 shares issued and outstanding...        5.0          5.0
   Additional paid in capital............................      453.7        392.4
   Unrealized appreciation on investments, net...........      209.3        131.4
   Retained earnings.....................................    1,567.4      1,367.4
                                                           ----------   ----------
         Total shareholder's equity......................    2,235.4      1,896.2
                                                           ----------   ----------
         Total liabilities and shareholder's equity......  $22,491.4    $18,937.5
                                                           ----------   ----------
                                                           ----------   ----------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 FOR THE YEARS ENDED DECEMBER 31
 (IN MILLIONS)                                      1997        1996        1995
 -----------------------------------------------  ---------   ---------   ---------
 COMMON STOCK
     Balance at beginning of period.............  $    5.0    $    5.0    $  --
     Demutualization transaction................     --          --            5.0
                                                  ---------   ---------   ---------
     Balance at end of period...................       5.0         5.0         5.0
                                                  ---------   ---------   ---------
 ADDITIONAL PAID-IN-CAPITAL
     Balance at beginning of period.............     392.4       392.4       --
     Contributed from parent....................      61.3       --          392.4
                                                  ---------   ---------   ---------
     Balance at end of period...................     453.7       392.4       392.4
                                                  ---------   ---------   ---------
 RETAINED EARNINGS
     Balance at beginning of period.............   1,367.4     1,173.9     1,071.4
     Net income prior to demutualization........     --          --           93.2
                                                  ---------   ---------   ---------
                                                   1,367.4     1,173.9     1,164.6
                                                  ---------   ---------   ---------
     Demutualization transaction................     --          --          (34.5)
     Net income subsequent to demutualization...     200.0       193.5        43.8
                                                  ---------   ---------   ---------
     Balance at end of period...................   1,567.4     1,367.4     1,173.9
                                                  ---------   ---------   ---------
 NET UNREALIZED APPRECIATION ON INVESTMENTS
     Balance at beginning of period.............     131.4       153.0       (79.0)
     Effect of transfer of securities from
       held-to-maturity to available-for-sale:
         Net appreciation on available-for-sale
           debt securities......................     --          --           22.4
     Provision for deferred federal income taxes
       and minority interest....................     --          --           (9.6)
                                                  ---------   ---------   ---------
                                                     --          --           12.8
                                                  ---------   ---------   ---------
     Net appreciation (depreciation) on
       available for sale securities............     170.9       (35.1)      466.0
     (Benefit) provision for deferred federal
       income taxes.............................     (59.8)       11.8      (163.1)
     Minority interest..........................     (33.2)        1.7       (83.7)
                                                  ---------   ---------   ---------
                                                     209.3       (21.6)      219.2
                                                  ---------   ---------   ---------
     Balance at end of period...................     209.3       131.4       153.0
                                                  ---------   ---------   ---------
         Total shareholder's equity.............  $2,235.4    $1,896.2    $1,724.3
                                                  ---------   ---------   ---------
                                                  ---------   ---------   ---------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31
 (IN MILLIONS)                                    1997         1996         1995
 --------------------------------------------  ----------   ----------   ----------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................  $   200.0    $   193.5    $   137.0
     Adjustments to reconcile net income to
      net cash provided by operating
      activities:
         Minority interest...................       79.4         74.6         73.1
         Net realized gains..................      (77.8)       (66.8)       (39.8)
         Net amortization and depreciation...       31.6         44.7         57.7
         Deferred federal income taxes.......       14.2        (15.7)       (37.0)
         Change in deferred acquisition
         costs...............................     (189.7)       (73.9)       (38.4)
         Change in premiums and notes
         receivable, net of reinsurance......      (15.1)       (16.8)       (42.0)
         Change in accrued investment
         income..............................        7.1         16.7          7.0
         Change in policy liabilities and
         accruals, net.......................     (134.9)      (184.3)       116.2
         Change in reinsurance receivable....       27.2        123.8        (75.6)
         Change in expenses and taxes
         payable.............................       49.4         26.0          7.5
         Separate account activity, net......      --             5.2         (0.1)
         Loss from cession of disability
         income business.....................       53.9        --           --
         Payment related to cession of
         disability income business..........     (207.0)       --           --
         Other, net..........................       20.4         38.5        (33.8)
                                               ----------   ----------   ----------
             Net cash (used in) provided by
                operating activities.........     (141.3)       165.5        131.8
                                               ----------   ----------   ----------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposals and maturities
      of available-for-sale fixed
      maturities.............................    2,947.9      3,985.8      2,738.4
     Proceeds from disposals of
      held-to-maturity fixed maturities......      --           --           271.3
     Proceeds from disposals of equity
      securities.............................      162.7        228.7        120.0
     Proceeds from disposals of other
      investments............................      116.3         99.3         40.5
     Proceeds from mortgages matured or
      collected..............................      204.7        176.9        230.3
     Purchase of available-for-sale fixed
      maturities.............................   (2,596.0)    (3,771.1)    (3,273.3)
     Purchase of equity securities...........      (67.0)       (90.9)      (254.0)
     Purchase of other investments...........     (175.0)      (168.0)       (24.8)
     Proceeds from sale of mutual fund
      processing business....................      --           --            32.9
     Capital expenditures....................      (15.3)       (12.8)       (14.1)
     Other investing activities, net.........        1.3          4.3          4.7
                                               ----------   ----------   ----------
         Net cash provided by (used in)
         investing activities................      579.6        452.2       (128.1)
                                               ----------   ----------   ----------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Deposits and interest credited to
      contractholder deposit funds...........      457.6        268.7        445.8
     Withdrawals from contractholder deposit
      funds..................................     (647.1)      (905.0)    (1,069.9)
     Change in short term debt...............       (5.4)        10.4         (4.8)
     Change in long term debt................       (0.1)        (0.1)         0.2
     Dividends paid to minority
      shareholders...........................       (9.4)        (3.9)        (4.1)
     Additional paid in capital..............        0.1        --           392.4
     Payments to policyholders' membership
      interests..............................      --           --           (27.9)
     Subsidiary treasury stock purchased, at
      cost...................................     (195.0)       (42.0)       (20.9)
                                               ----------   ----------   ----------
             Net cash (used in) provided by
                financing activities.........     (399.3)      (671.9)      (289.2)
                                               ----------   ----------   ----------
 Net change in cash and cash equivalents.....       39.0        (54.2)      (285.5)
 Net change in cash held in the Closed
  Block......................................       (1.0)        (6.5)       (17.6)
 Cash and cash equivalents, beginning of
  period.....................................      175.9        236.6        539.7
                                               ----------   ----------   ----------
 Cash and cash equivalents, end of period....  $   213.9    $   175.9    $   236.6
                                               ----------   ----------   ----------
                                               ----------   ----------   ----------
 SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid...........................  $     3.6    $    18.6    $     4.1
     Income taxes paid.......................  $    66.3    $    72.0    $    90.6

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

First Allmerica Financial Life Insurance Company ("FAFLIC", or the "Company") was organized as a mutual life insurance company until October 16, 1995. FAFLIC converted to a stock life insurance company pursuant to a plan of reorganization effective October 16, 1995 and became a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The consolidated financial statements have been prepared as if FAFLIC were organized as a stock life insurance company for all periods presented. Thus, generally accepted accounting principles for stock life insurance companies have been applied retroactively for all periods presented.

The consolidated financial statements of FAFLIC include the accounts of Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"), its wholly owned life insurance subsidiary, non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries), and Allmerica Property and Casualty Companies, Inc. (a 65.78%-owned non-insurance holding company). The Closed Block assets and liabilities at December 31, 1997 and 1996, and its results of operations subsequent to demutualization are presented in the consolidated financial statements as single line items. Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements at December 31, 1997 and 1996, and the years then ended exclude the Closed Block related amounts. All significant intercompany accounts and transactions have been eliminated.

Minority interest relates to the Company's investment in Allmerica P&C (APY) and its only significant subsidiary, The Hanover Insurance Company ("Hanover"). Hanover's 82.5%-owned subsidiary is Citizens Corporation, the holding company for Citizens Insurance Company of America ("Citizens"). Minority interest also includes an amount related to the minority interest in Citizens Corporation.

APY and a wholly-owned subsidiary of AFC merged on July 16, 1997. Through the merger, AFC acquired all of the outstanding common stock of Allmerica P&C that it did not already own in exchange for cash and stock. The merger has been accounted for as a purchase. A total of $90.6 million, representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period. Additional information pertaining to the merger agreement is included in Note 2, significant transactions.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  CLOSED BLOCK

As of October 16, 1995, the Company established and began operating a closed block (the "Closed Block") for the benefit of the participating policies included therein, consisting of certain individual life insurance participating policies, individual deferred annuity contracts and supplementary contracts not involving life contingencies which were in force on October 16, 1995; such policies constitute the "Closed Block Business". The purpose of the Closed Block is to protect the policy dividend expectations of such FAFLIC dividend paying policies and contracts after the demutualization. Unless the Commissioner consents to an earlier termination, the Closed Block will continue to be in effect until the date none of the Closed Block policies are in force. On October 16, 1995, FAFLIC, allocated to the Closed Block, assets in an amount that is expected to produce cash flows which, together with future revenues from the Closed Block Business, are reasonably sufficient to support the Closed Block Business, including provision for payment of policy benefits, certain future expenses and taxes and for continuation of policyholder dividend scales in effect in 1994 so long as the experience underlying such dividend scales continues. The Company expects that the factors underlying such experience will fluctuate in the future and policyholder dividend scales for Closed Block Business will be set accordingly.

Although the assets and income allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block, the excess of Closed Block liabilities over Closed Block assets at October 16, 1995 measured on a GAAP basis represent the expected future post-tax income from the Closed Block which may be recognized in income over the period the policies and contracts in the Closed Block remain in force.

If the actual income from the Closed Block in any given period equals or exceeds the expected income for such period as determined at October 16, 1995, the expected income would be recognized in income for that period. Further, any excess of the actual income over the expected income would also be recognized in income to the extent that the aggregate expected income for all prior periods exceeded the aggregate actual income. Any remaining excess of actual income over expected income would be accrued as a liability for policyholder dividends in the Closed Block to be paid to the Closed Block policyholders. This accrual for future dividends effectively limits the actual Closed Block income recognized in income to the Closed Block income expected to emerge from operation of the Closed Block as determined as of October 16, 1995.

If, over the period the policies and contracts in the Closed Block remain in force, the actual income from the Closed Block is less than the expected income from the Closed Block, only such actual income (which could reflect a loss) would be recognized in income. If the actual income from the Closed Block in any given period is less than the expected income for that period and changes in dividends scales are inadequate to offset the negative performance in relation to the expected performance, the income inuring to shareholders of the Company will be reduced. If a policyholder dividend liability had been previously established in the Closed Block because the actual income to the relevant date had exceeded the expected income to such date, such liability would be reduced by this reduction in income (but not below zero) in any periods in which the actual income for that period is less than the expected income for such period.

C.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115 ("Statement No. 115"), "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

In November 1995, the Financial Accounting Standards Board ("FASB") issued a Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, which permitted companies to reclassify securities, where appropriate, based on the new guidance. As a result, the Company transferred securities with amortized cost and fair value of $696.4 million and $725.6 million, respectively, from the held-to-maturity category to the available-for-sale category, which resulted in a net increase in shareholder's equity of $12.8 million.

Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. As a result of this decision real estate held by the Company and real estate joint ventures were written down to the estimated fair value less cost to sell. Depreciation is not recorded on these assets while they are held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans and real estate are included in realized investment gains or losses.

D.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities, investment and loan commitments, and interest rate futures contracts. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

Derivative financial instruments are accounted for under three different methods: fair value accounting, deferral accounting and accrual accounting. Interest rate swap contracts used to hedge interest rate risk are accounted for using a combination of the fair value method and accrual method, with changes in fair value reported in unrealized gains and losses in equity consistent with the underlying hedged security, and the net payment or receipt on the swaps reported in net investment income. Foreign currency swap contracts used to hedge foreign currency exchange risk are accounted for using a combination of the fair value method and accrual method, with changes in fair value reported in unrealized gains and losses in equity consistent with the underlying hedged security, and the net payment or receipt on the swaps reported in net investment income. Futures contracts used to hedge interest rate risk are accounted for using the deferral method, with gains and losses deferred in unrealized gains and losses in equity and recognized in earnings in conjunction with the earnings recognition of the underlying hedged item. Other swap contracts entered into for investment purposes are accounted for using the fair value method, with changes in fair value reported in realized investment gains and losses in earnings.

E.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

F.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Property and casualty, group life and group health insurance business acquisition costs are deferred and amortized over the terms of the insurance policies. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each life product and property and casualty line of business are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, management believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

G.  PROPERTY AND EQUIPMENT

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements.

H.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains, and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

I.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2 1/2% to 6% for life insurance and 2% to 9 1/2% for annuities. Estimated liabilities are established for group life and health policies that contain experience rating provisions. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges. Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made on property and casualty and health insurance for reported losses and estimates of losses incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the ultimate cost of all losses incurred but not paid. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations. Estimated amounts of salvage and subrogation on unpaid property and casualty losses are deducted from the liability for unpaid claims.

Premiums for property and casualty, group life, and accident and health insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

Contractholder deposit funds and other policy liabilities include investment-related products such as guaranteed investment contracts, deposit administration funds and immediate participation guarantee funds and consist of deposits received from customers and investment earnings on their fund balances. All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, management believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

J.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and health insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Property and casualty and group life, accident and health insurance premiums are recognized as revenue over the related contract periods. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income, and mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

K.  POLICYHOLDER DIVIDENDS

Prior to demutualization, certain life, health and annuity insurance policies contained dividend payment provisions that enabled the policyholder to participate in the earnings of the Company. The amount of policyholders' dividends was determined annually by the Board of Directors. The aggregate amount of policyholders' dividends was related to the actual interest, mortality, morbidity and expense experience for the year and the Company's judgment as to the appropriate level of statutory surplus to be retained. Upon demutualization, certain participating individual life insurance policies and individual annuity and supplemental contracts were transferred to the Closed Block. The Closed Block was funded to protect the dividend expectations of such policies and contracts. Accordingly, these policies no longer participate in the earnings and surplus of the Open Block. Subsequent to demutualization, the Company ceased issuance of participating policies.

Prior to demutualization, the participating life insurance in force was 16.2% of the face value of total life insurance in force at December 31, 1994. The premiums on participating life, health and annuity policies were 11.3% and 6.4% of total life, health and annuity statutory premiums prior to demutualization in 1995 and 1994, respectively. Total policyholders' dividends were $23.3 million and $32.8 million prior to demutualization in 1995 and 1994, respectively.

L.  FEDERAL INCOME TAXES

AFC, its life insurance subsidiaries, FAFLIC, AFLIAC, and its non-life insurance domestic subsidiaries file a life-nonlife consolidated United States Federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life insurance company taxable operating losses that can be applied to offset life insurance company taxable income. APY and its subsidiaries will be included in the AFC consolidated return as part of the non-life insurance company subgroup for the period July 17, 1997 through December 31, 1997. For the period January 1, 1997 through July 16, 1997, APY and its subsidiaries will file a separate consolidated United States Federal income tax return.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate Federal Income Tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No.
109). These differences result primarily from loss reserves, policy acquisition expenses, and unrealized appreciation/depreciation on investments.

M.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued Statement No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates no impact from the adoption of Statement No. 131.

In June 1997, the FASB also issued Statement No. 130, Reporting Comprehensive Income, which established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates that the adoption of Statement No. 130 will result primarily in reporting the changes in unrealized gains and losses on investments in debt and equity securities in comprehensive income.

N.  RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.  SIGNIFICANT TRANSACTIONS

On February 3, 1997, AFC Capital Trust (the "Trust"), a subsidiary business trust of AFC, issued $300 million Series A Capital Securities, which pay cumulative dividends at a rate of 8.207% semiannually commencing August 15, 1997. The Trust exists for the sole purpose of issuing the Capital Securities and investing the proceeds thereof in an equivalent amount of 8.207% Junior Subordinated Deferrable Interest Debentures due 2027 of AFC (the "Subordinated Debentures"). Through certain guarantees, the Subordinated Debentures and the terms of related agreements, AFC has irrevocably and unconditionally guaranteed the obligations of the Trust under the Capital Securities. Net proceeds from the offering of approximately $296.3 million are intended to fund a portion of the acquisition of the 24.2 million publicly-held shares of APY pursuant to an Agreement and Plan of Merger dated February 19, 1997.

The merger of APY and a wholly-owned subsidiary of AFC was consummated on July 16, 1997. Through the merger, AFC acquired all of the outstanding common stock of APY that FAFLIC did not already own in exchange for cash of $425.6 million and approximately 9.7 million shares of AFC stock valued at $372.5 million. At consummation of this transaction AFC owned 59.5% through FAFLIC and 40.5% directly.

The merger has been accounted for as a purchase by AFC. Total consideration of approximately $798.1 million has been allocated to the minority interest in the assets and liabilities based on estimates of their fair values. The minority interest acquired totaled $703.5 million. A total of $90.6 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

The pushdown of goodwill to APY resulted in an increase to the consolidated equity of FAFLIC of $61.3 million as additional paid in capital. The effects of this transaction on the 1997 results of the Company are as follows:

                                                                                                 INCREASE (DECREASE)
                                                                                                 -------------------
Revenue........................................................................................       $    (6.7)
                                                                                                          -----
                                                                                                          -----
Realized capital gains included in revenue.....................................................       $    (4.9)
                                                                                                          -----
                                                                                                          -----
Net income.....................................................................................       $    (6.1)
                                                                                                          -----
                                                                                                          -----
Unrealized appreciation on investments.........................................................       $     4.4
                                                                                                          -----
                                                                                                          -----

In December 1997, APY redeemed 5,735.3 shares of its issued and outstanding common stock owned by AFC for $195 million in cash and securities. The effect of this transaction was to increase FAFLIC's ownership of APY by 6.3%.

On April 14, 1997, the Company entered into an agreement in principle to transfer the Company's individual disability income under a 100% coinsurance agreement to Metropolitan Life Insurance Company. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

Effective January 1, 1998, the Company entered into an agreement with Reinsurance Group of America, Inc. to reinsure the mortality risk on the universal life and variable universal life blocks of business. Management believes that this agreement will not have a material effect on the results of operations or financial position of the Company.

Pursuant to the plan of reorganization effective October 16, 1995, AFC issued
37.5 million shares of its common stock to eligible policyholders. AFC also issued 12.6 million shares of its common stock at a price of

$21.00 per share in a public offering, resulting in net proceeds of $248.0 million, and issued Senior Debentures in the principal amount of $200.0 million which resulted in net proceeds of $197.2 million. AFC contributed $392.4 million of these proceeds to FAFLIC.

Effective March 31, 1995, the Company entered into an agreement with TSSG, a division of First Data Corporation, pursuant to which the Company sold its mutual fund processing business and agreed not to engage in this business for four years after that date. In accordance with this agreement, the Company received proceeds of $32.1 million. A gain of $13.5 million, net of taxes of $7.2 million, was recorded in March 1995. Additionally, the Company received a non-recurring $3.1 million contingent payment, net of taxes of $1.7 million, in 1996, related to the aforementioned sale.

3.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with SFAS No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                               1997
                                          -----------------------------------------------
                                                        GROSS         GROSS
DECEMBER 31                               AMORTIZED   UNREALIZED   UNREALIZED      FAIR
(IN MILLIONS)                             COST (1)      GAINS        LOSSES       VALUE
----------------------------------------  ---------   ----------   -----------   --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $   265.3     $  9.5       $  0.9      $  273.9
States and political subdivisions.......    2,200.6       78.3          3.1       2,275.8
Foreign governments.....................      110.8        8.5          2.2         117.1
Corporate fixed maturities..............    4,041.6      175.1         12.2       4,204.5
Mortgage-backed securities..............      374.5        9.7          2.0         382.2
                                          ---------   ----------   -----------   --------
Total fixed maturities..................  $ 6,992.8     $281.1       $ 20.4      $7,253.5
                                          ---------   ----------   -----------   --------
                                          ---------   ----------   -----------   --------
Equity securities.......................  $   341.1     $141.9       $  4.0      $  479.0
                                          ---------   ----------   -----------   --------
                                          ---------   ----------   -----------   --------


                                                               1996
                                          -----------------------------------------------
                                                        GROSS         GROSS
DECEMBER 31                               AMORTIZED   UNREALIZED   UNREALIZED      FAIR
(IN MILLIONS)                             COST (1)      GAINS        LOSSES       VALUE
----------------------------------------  ---------   ----------   -----------   --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $   273.6     $  9.3       $  1.6      $  281.3
States and political subdivisions.......    2,236.9       48.5          7.7       2,277.7
Foreign governments.....................      108.0        7.3        --            115.3
Corporate fixed maturities..............    4,277.5      140.3         15.7       4,402.1
Mortgage-backed securities..............      383.1        4.7          2.7         385.1
                                          ---------   ----------   -----------   --------
Total fixed maturities..................  $ 7,279.1     $210.1       $ 27.7      $7,461.5
                                          ---------   ----------   -----------   --------
                                          ---------   ----------   -----------   --------
Equity securities.......................  $   327.9     $148.9       $  3.7      $  473.1
                                          ---------   ----------   -----------   --------
                                          ---------   ----------   -----------   --------

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding general account liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1997, the amortized cost and market value of assets on deposit were $276.8 million and $291.7 million, respectively. At December 31, 1996, the amortized cost and market value of assets on deposit were $284.9 million and $292.2 million, respectively

In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $105.1 million and $98.0 million were on deposit with various state and governmental authorities at December 31, 1997 and 1996, respectively.

There were no contractual fixed maturity investment commitments at December 31, 1997 and 1996, respectively.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                  1997
                                          --------------------
DECEMBER 31                               AMORTIZED     FAIR
(IN MILLIONS)                               COST       VALUE
----------------------------------------  ---------   --------

Due in one year or less.................  $   464.5   $  467.7
Due after one year through five years...    2,142.9    2,225.7
Due after five years through ten
 years..................................    2,137.3    2,217.1
Due after ten years.....................    2,248.1    2,343.0
                                          ---------   --------
Total...................................  $ 6,992.8   $7,253.5
                                          ---------   --------
                                          ---------   --------

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

                                                 PROCEEDS FROM
FOR THE YEARS ENDED DECEMBER 31                    VOLUNTARY        GROSS  GROSS
(IN MILLIONS)                                        SALES          GAINS  LOSSES
---------------------------------------------  ------------------   -----  ------

1997
Fixed maturities.............................       $1,894.8        $27.6  $ 16.2
                                                    --------        -----  ------
Equity securities............................       $  145.5        $55.8  $  1.3
                                                    --------        -----  ------
1996
Fixed maturities.............................       $2,432.8        $19.3  $ 30.5
                                                    --------        -----  ------
Equity securities............................       $  228.1        $56.1  $  1.3
                                                    --------        -----  ------
1995
Fixed maturities.............................       $1,612.3        $23.7  $ 33.0
                                                    --------        -----  ------
Equity securities............................       $  122.2        $23.1  $  6.9
                                                    --------        -----  ------

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                             EQUITY
                                                                           SECURITIES
FOR THE YEARS ENDED DECEMBER 31                                 FIXED       AND OTHER
(IN MILLIONS)                                                 MATURITIES       (1)        TOTAL
------------------------------------------------------------  ----------   -----------   -------

1997
Net appreciation, beginning of year.........................    $ 71.3        $ 60.1     $ 131.4
                                                              ----------   -----------   -------
  Net (depreciation) appreciation on available-for-sale
    securities..............................................      83.2          (5.9)       77.3
  Appreciation due to AFC purchase of minority interest of
    Allmerica P&C...........................................      50.7          59.6       110.3
  Net depreciation from the effect on deferred policy
    acquisition costs and on policy liabilities.............     (16.7)       --           (16.7)
  Provision for deferred federal income taxes and minority
    interest................................................     (65.9)        (27.1)      (93.0)
                                                              ----------   -----------   -------
                                                                  51.3          26.6        77.9
                                                              ----------   -----------   -------
Net appreciation, end of year...............................    $122.7        $ 86.6     $ 209.3
                                                              ----------   -----------   -------
                                                              ----------   -----------   -------

1996
Net appreciation, beginning of year.........................    $108.7        $ 44.3     $ 153.0
                                                              ----------   -----------   -------
  Net (depreciation) appreciation on available-for-sale
    securities..............................................     (94.1)         35.9       (58.2)
  Net appreciation from the effect on deferred policy
    acquisition costs and on policy liabilities.............      23.1        --            23.1
  Provision for deferred federal income taxes and minority
    interest................................................      33.6         (20.1)       13.5
                                                              ----------   -----------   -------
                                                                 (37.4)         15.8       (21.6)
                                                              ----------   -----------   -------
  Net appreciation, end of year.............................    $ 71.3        $ 60.1     $ 131.4
                                                              ----------   -----------   -------
                                                              ----------   -----------   -------

1995
Net appreciation (depreciation), beginning of year..........    $(89.4)       $ 10.4     $ (79.0)
                                                              ----------   -----------   -------
Effect of transfer of securities between classifications:
  Net appreciation on available-for-sale securities.........      29.2        --            29.2
  Net depreciation from the effect of accounting change on
    deferred policy acquisition costs and on policy
    liabilities.............................................      (6.8)       --            (6.8)
  Provision for deferred federal income taxes and minority
    interest................................................      (9.6)       --            (9.6)
                                                              ----------   -----------   -------
                                                                  12.8        --            12.8
                                                              ----------   -----------   -------
Net appreciation on available-for-sale securities...........     465.4          87.5       552.9
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................     (86.9)                    (86.9)
Provision for deferred federal income taxes and minority
 interest...................................................    (193.2)        (53.6)     (246.8)
                                                              ----------   -----------   -------
                                                                 185.3          33.9       219.2
                                                              ----------   -----------   -------
Net appreciation, end of year...............................    $108.7        $ 44.3     $ 153.0
                                                              ----------   -----------   -------
                                                              ----------   -----------   -------

(1) Includes net appreciation on other investments of $1.8 million, $0.6 million, and 2.2 million in 1997, 1996, and 1995, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

FAFLIC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

DECEMBER 31
(IN MILLIONS)                              1997     1996
----------------------------------------  ------  --------

Mortgage loans..........................  $567.5  $  650.1
                                          ------  --------
Real estate:
  Held for sale.........................    50.3     110.4
  Held for production of income.........    --        10.3
                                          ------  --------
    Total real estate...................    50.3     120.7
                                          ------  --------
Total mortgage loans and real estate....  $617.8  $  770.8
                                          ------  --------
                                          ------  --------

Reserves for mortgage loans were $20.7 million and $19.6 million at December 31, 1997 and 1996, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. As a result, real estate assets with a carrying amount of $54.7 million were written down to the estimated fair value less cost to sell of $50.3 million, and a net realized investment loss of $4.4 million was recognized. Depreciation is not recorded on these assets while they are held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1997. During 1996 and 1995, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $0.9 million and $26.1 million, respectively.

At December 31, 1997, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $39.4 million, of which $10.0 million related to the Closed Block. These commitments generally expire within one year.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31
(IN MILLIONS)                              1997     1996
----------------------------------------  ------  --------

Property type:
  Office building.......................  $265.1  $  317.1
  Residential...........................    66.6      95.4
  Retail................................   132.8     177.0
  Industrial / warehouse................   107.2     124.8
  Other.................................    66.8      91.0
  Valuation allowances..................   (20.7)    (34.5)
                                          ------  --------
Total...................................  $617.8  $  770.8
                                          ------  --------
                                          ------  --------
Geographic region:
  South Atlantic........................   173.4     227.0
  Pacific...............................   152.8     154.4
  East North Central....................   102.0     119.2
  Middle Atlantic.......................    73.8     112.6
  West South Central....................    34.9      41.6
  New England...........................    46.9      50.9
  Other.................................    54.7      99.6
  Valuation allowances..................   (20.7)    (34.5)
                                          ------  --------
Total...................................  $617.8  $  770.8
                                          ------  --------
                                          ------  --------

At December 31, 1997, scheduled mortgage loan maturities were as follows: 1998 -- $136.4 million; 1999 -- $70.8 million; 2000 -- $129.2 million; 2001 -- $26.4 million; 2002 -- $29.9 million; and $174.8 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1997, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets and changes thereto are shown below.

FOR THE YEARS ENDED                                              BALANCE AT
DECEMBER 31                BALANCE AT                             DECEMBER
(IN MILLIONS)              JANUARY 1    ADDITIONS   DEDUCTIONS       31
-------------------------  ----------   ---------   ----------   ----------

1997
Mortgage loans...........    $19.6        $ 2.5       $ 1.4        $20.7
Real estate..............     14.9          6.0        20.9        --
                             -----      ---------     -----        -----
    Total................    $34.5        $ 8.5       $22.3        $20.7
                             -----      ---------     -----        -----
                             -----      ---------     -----        -----

1996
Mortgage loans...........    $33.8        $ 5.5       $19.7        $19.6
Real estate..............     19.6        --            4.7         14.9
                             -----      ---------     -----        -----
    Total................    $53.4        $ 5.5       $24.4        $34.5
                             -----      ---------     -----        -----
                             -----      ---------     -----        -----

1995
Mortgage loans...........    $47.2        $ 1.5       $14.9        $33.8
Real estate..............     22.9         (0.6)        2.7         19.6
                             -----      ---------     -----        -----
    Total................    $70.1        $ 0.9       $17.6        $53.4
                             -----      ---------     -----        -----
                             -----      ---------     -----        -----

The carrying value of impaired loans was $30.5 million and $33.6 million, with related reserves of $13.8 million and $11.9 million as of December 31, 1997 and 1996, respectively. All impaired loans were reserved as of December 31, 1997 and 1996.

The average carrying value of impaired loans was $30.8 million, $50.4 million and $117.9 million, with related interest income while such loans were impaired of $3.2 million, $5.8 million and $9.3 million as of December 31, 1997, 1996 and 1995 respectively.

D.  FUTURES CONTRACTS

The Company purchases long futures contracts and sells short futures contracts on margin to hedge against interest rate fluctuations associated with the sale of Guaranteed Investment Contracts ("GICs"). The Company is exposed to interest rate risk from the time of sale of the GIC until the receipt of the deposit and purchase of the underlying asset to back the liability. The Company's exposure to credit risk under futures contracts is limited to the margin deposited with the broker. The Company only trades futures contracts with nationally recognized brokers, which the Company believes have adequate capital to ensure that there is minimal danger of default. The Company does not require collateral or other securities to support financial instruments with credit risk.

There were no futures contracts outstanding at December 31, 1997, and $(33.0) million notional amount of short contracts at December 31, 1996. The notional amounts of the contracts represent the extent of the Company's investment but not the future cash requirements, as the Company generally settles open positions prior to maturity. The fair value of futures contracts outstanding were $(32.4) million at December 31, 1996.

Gains and losses on hedge contracts related to interest rate fluctuations are deferred and recognized in income over the period being hedged corresponding to related guaranteed investment contracts. If instruments being hedged by futures contracts are disposed, any unamortized gains or losses on such contracts are included in the determination of the gain or loss from the disposition. There were no deferred hedging gains (losses) in 1997.

Deferred hedging gains were $0.5 million and $5.6 million in 1996 and 1995, respectively. Gains and losses on hedge contracts that are deemed ineffective by the Company are realized immediately.

A reconciliation of the notional amount of futures contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                   1997    1996    1995
---------------------------------------------  ------  ------  ------

Contracts outstanding, beginning of year.....  $(33.0) $ 74.7  $126.6
New contracts................................    (0.2)   (1.1)  349.2
Contracts terminated.........................    33.2  (106.6) (401.1)
                                               ------  ------  ------
Contracts outstanding, end of year...........    --    $(33.0) $ 74.7
                                               ------  ------  ------
                                               ------  ------  ------

E.  FOREIGN CURRENCY SWAP CONTRACTS

The Company enters into foreign currency swap contracts to hedge exposure to currency risk on foreign fixed maturity investments. Interest and principal related to foreign fixed maturity investments payable in foreign currencies, at current exchange rates, are exchanged for the equivalent payment translated at a specific currency exchange rate. The Company's maximum exposure to counterparty credit risk is the difference between the foreign currency exchange rate, as agreed upon in the swap contract, and the foreign currency spot rate on the date of the exchange. The fair values of the foreign currency swap contracts outstanding were $0.1 million and $(9.2) million at December 31, 1997 and 1996, respectively. Changes in the fair value of contracts are reported in unrealized gains or losses, consistent with the reporting for the underlying hedged security. The Company does not require collateral or other security to support financial instruments with credit risk.

The difference between amounts paid and received on foreign currency swap contracts is reflected in the net investment income related to the underlying assets and is not material in 1997, 1996 and 1995. Any gain or loss on the termination of swap contracts is deferred and recognized with any gain or loss on the hedged transaction. The Company had no deferred gains or losses on foreign currency swap contracts.

A reconciliation of the notional amount of swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                   1997    1996    1995
---------------------------------------------  ------  ------  ------

Contracts outstanding, beginning of year.....  $ 68.6  $104.6  $118.7
New contracts................................     5.0    --      --
Contracts expired............................   (18.2)  (36.0)   --
Contracts terminated.........................    --      --     (14.1)
                                               ------  ------  ------
Contracts outstanding, end of year...........  $ 55.4  $ 68.6  $104.6
                                               ------  ------  ------
                                               ------  ------  ------

Expected maturities of foreign currency swap contracts are $25.0 million in 1999, $11.6 million in 2000 and $18.8 million thereafter. There are no expected maturities of foreign currency swap contracts in 1998, 2001 and 2002.

F.  INTEREST RATE SWAP CONTRACTS

The Company enters into interest rate swap contracts to hedge exposure to interest rate fluctuations. Under these swap contracts, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. As with foreign currency swap contracts, the primary risk associated with these transactions is the inability of the counterparty to meet its obligation. The Company regularly assesses the financial strength of its counterparties and generally enters into forward or swap agreements with counterparties rated "A" or better by the nationally recognized rating agencies. Because the underlying principal of swap contracts is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged, which at December 31, 1997 was not material to the Company. The Company does not require collateral or other security to support financial instruments with credit risk.

The net amount receivable or payable is recognized over the life of the swap contract as an adjustment to net investment income. The (decrease) or increase in net investment income related to interest rate swap contracts was $(0.4) million, $0.6 million and $0.7 million for the years ended December 31, 1997, 1996, and 1995, respectively. The fair values of interest rate swap contracts outstanding were $(2.3) million at December 31, 1997. There were no interest rate contracts outstanding at December 31, 1996. Changes in the fair value of contracts are reported as an unrealized gain or loss, consistent with the underlying hedged security. Any gain or loss on the termination of interest rate swap contracts accounted for as hedges are deferred and recognized with the gain or loss on the hedged transaction. The Company had no deferred gain or loss on interest rate swap contracts in 1997 or 1996.

A reconciliation of the notional amount of interest rate and other swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                   1997    1996    1995
---------------------------------------------  ------  ------  ------

Contracts outstanding, beginning of year.....  $  5.0  $ 17.5  $ 22.8
New contracts................................   244.7    63.6    --
Contracts expired............................    (5.6)  (17.5)   (5.3)
                                               ------  ------  ------
Contracts outstanding, end of year...........  $244.1  $ 63.6  $ 17.5
                                               ------  ------  ------
                                               ------  ------  ------

Expected maturities of interest rate swap contracts outstanding at December 31, 1997 are as follows: $5.0 million in 1998 and $239.1 million in 2000 and thereafter. There are no expected maturities of interest rate contracts in 1999.

G.  OTHER SWAP CONTRACTS

The Company enters into security return-linked swap contracts and insurance portfolio-linked swap contracts for investment purposes. Under the security return-linked contracts, the Company agrees to exchange cash flows according to the performance of a specified security or portfolio of securities. Under the insurance portfolio-linked swap contracts, the Company agrees to exchange cash flows according to the performance of a specified underwriter's portfolio of insurance business. As with interest rate swap contracts, the primary risk associated with these transactions is the inability of the counterparty to meet its obligation. The Company regularly assesses the financial strength of its counterparties and generally enters into forward or swap agreements with counterparties rated "A" or better by the nationally recognized rating agencies. Because the underlying principal of swap contracts is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged, which at December 31, 1997, were not material to the Company. Swap contracts also subject the Company to market risk associated with changes in interest rates. The Company does not require collateral or other security to support financial instruments with credit risk.

The swap contracts are marked to market with any gain or loss recognized currently. The net amount receivable or payable under these contracts is recognized when the contracts are marked to market. The fair values of swap contracts outstanding were $(0.1) million and $0.1 million at December 31, 1997 and 1996, respectively. The net decrease in realized investment gains related to other swap contracts was $(1.6) million for the year ended December 31, 1997. There were no realized investment gains on other swap contracts recognized in 1996 and 1995.

A reconciliation of the notional amount of other swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                   1997    1996    1995
---------------------------------------------  ------  ------  ------

Contracts outstanding, beginning of year.....  $ 58.6  $ --    $ --
New contracts................................   192.1    58.6    --
Contracts expired............................  (211.6)   --      --
Contracts terminated.........................   (24.1)   --      --
                                               ------  ------  ------
Contracts outstanding, end of year...........  $ 15.0  $ 58.6  $ --
                                               ------  ------  ------
                                               ------  ------  ------

Expected maturities of other swap contracts outstanding at December 31, 1997 are as follows: $10 million in
1999 and $5 million in 2001. There are no expected maturities of such other swap contracts in 1998, 2000, or 2002.

H.  OTHER

At December 31, 1997, FAFLIC had no concentration of investments in a single investee exceeding 10% of shareholder's equity, except for investments with the U.S. Treasury with a carrying value of $262.5 million.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                   1997    1996    1995
---------------------------------------------  ------  ------  ------

Fixed maturities.............................  $541.9  $553.8  $555.1
Mortgage loans...............................    57.5    69.5    97.0
Equity securities............................    10.6    11.1    13.2
Policy loans.................................    10.9    10.3    20.3
Real estate..................................    20.1    40.8    48.7
Other long-term investments..................    12.4    19.9     7.5
Short-term investments.......................    12.8    10.6    21.2
                                               ------  ------  ------
Gross investment income......................   666.2   716.0   763.0
Less investment expenses.....................   (24.4)  (45.2)  (52.5)
                                               ------  ------  ------
Net investment income........................  $641.8  $670.8  $710.5
                                               ------  ------  ------
                                               ------  ------  ------

At December 31, 1997, mortgage loans on non-accrual status were $3.6 million which were all restructured loans. There were no fixed maturities which were on non-accrual status at December 31, 1997. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investments, had no impact in 1997, and reduced net income by $0.5 million and $0.6 million in 1996 and 1995, respectively.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $40.3 million, $51.3 million and $98.9 million at December 31, 1997, 1996 and 1995, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $3.9 million, $7.7 million and $11.1 million in 1997, 1996 and 1995, respectively. Actual interest income on these loans included in net investment income aggregated $4.2 million, $4.5 million and $7.1 million in 1997, 1996 and 1995, respectively.

There were no fixed maturities or mortgage loans which were non-income producing for the twelve months ended December 31, 1997.

Included in other long-term investments is income from limited partnerships of $7.8 million, $13.7 million and $0.1 million in 1997, 1996 and 1995 respectively

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                   1997    1996    1995
---------------------------------------------  ------  ------  ------

Fixed maturities.............................  $ 14.7  $ (9.7) $ (7.0)
Mortgage loans...............................    (1.2)   (2.4)    1.4
Equity securities............................    53.6    54.8    16.2
Real estate..................................    12.8    21.1     5.3
Other........................................    (3.4)    3.0     3.2
                                               ------  ------  ------
Net realized investment gains................  $ 76.5  $ 66.8  $ 19.1
                                               ------  ------  ------
                                               ------  ------  ------

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality. Fair values of interest rate futures were not material at December 31, 1997 and 1996.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans are limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the consolidated balance sheets approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

REINSURANCE RECEIVABLES

The carrying amount reported in the consolidated balance sheets approximates fair value.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under guaranteed investment type contracts are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued. Other liabilities are based on surrender values.

DEBT

The carrying value of short-term debt reported in the balance sheet approximates fair value. The fair value of long-term debt was estimated using market quotes, when available, and, when not available, discounted cash flow analyses.

The estimated fair values of the financial instruments were as follows:

                                                       1997                  1996
                                               --------------------  --------------------
DECEMBER 31                                    CARRYING      FAIR    CARRYING      FAIR
(IN MILLIONS)                                    VALUE      VALUE      VALUE      VALUE
---------------------------------------------  ---------   --------  ---------   --------

FINANCIAL ASSETS
  Cash and cash equivalents..................  $   213.9   $  213.9  $   175.9   $  175.9
  Fixed maturities...........................    7,253.5    7,253.5    7,461.5    7,461.5
  Equity securities..........................      479.0      479.0      473.1      473.1
  Mortgage loans.............................      567.5      597.0      650.1      675.7
  Policy loans...............................      141.9      141.9      132.4      132.4
                                               ---------   --------  ---------   --------
                                               $ 8,655.8   $8,685.3  $ 8,893.0   $8,918.6
                                               ---------   --------  ---------   --------
                                               ---------   --------  ---------   --------

FINANCIAL LIABILITIES
  Guaranteed investment contracts............  $   985.2   $1,004.7  $ 1,101.3   $1,119.2
  Supplemental contracts without life
    contingencies............................       22.4       22.4       23.1       23.1
  Dividend accumulations.....................       87.8       87.8       87.3       87.3
  Other individual contract deposit funds....       57.9       55.7       76.9       74.3
  Other group contract deposit funds.........      714.8      715.5      789.1      788.3
  Individual annuity contracts...............      907.4      882.2      935.6      911.7
  Short-term debt............................       33.0       33.0       38.4       38.4
  Long-term debt.............................        2.6        2.6        2.7        2.7
                                               ---------   --------  ---------   --------
                                               $ 2,811.1   $2,803.9  $ 3,054.4   $3,045.0
                                               ---------   --------  ---------   --------
                                               ---------   --------  ---------   --------

6.  CLOSED BLOCK

Included in other income in the Consolidated Statement of Income in 1997 and 1996 is a net pre-tax contribution from the Closed Block of $9.1 million and $8.6 million, respectively. Summarized financial information of the Closed Block as of December 31, 1997 and 1996 and for the period ended December 31, 1997 and 1996 is as follows:

DECEMBER 31
(IN MILLIONS)                                                                                      1997       1996
-----------------------------------------------------------------------------------------------  ---------  ---------
Assets
  Fixed maturities, at fair value (amortized cost of $400.1 and $397.2 respectively)...........  $   412.9  $   403.9
  Mortgage loans...............................................................................      112.0      114.5
  Policy loans.................................................................................      218.8      230.2
  Cash and cash equivalents....................................................................       25.1       24.1
  Accrued investment income....................................................................       14.1       14.3
  Deferred policy acquisition costs............................................................       18.2       21.1
  Other assets.................................................................................        5.6        2.7
                                                                                                 ---------  ---------
Total assets...................................................................................  $   806.7  $   810.8
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------
Liabilities
  Policy liabilities and accruals..............................................................  $   875.1  $   883.4
  Other liabilities............................................................................       10.4       16.0
                                                                                                 ---------  ---------
Total liabilities..............................................................................  $   885.5  $   899.4
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

DECEMBER 31
(IN MILLIONS)                                                                                      1997       1996
-----------------------------------------------------------------------------------------------  ---------  ---------
Revenues
  Premiums.....................................................................................  $    58.3  $    61.7
  Net investment income........................................................................       53.4       52.6
  Realized investment loss.....................................................................        1.3       (0.7)
                                                                                                 ---------  ---------
Total revenues.................................................................................      113.0      113.6
                                                                                                 ---------  ---------
Benefits and expenses
  Policy benefits..............................................................................      100.5      101.2
  Policy acquisition expenses..................................................................        3.0        3.2
  Other operating expenses.....................................................................        0.4        0.6
                                                                                                 ---------  ---------
Total benefits and expenses....................................................................      103.9      105.0
                                                                                                 ---------  ---------
Contribution from the Closed Block.............................................................  $     9.1  $     8.6
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------
Cash flows
  Cash flows from operating activities:
    Contribution from the Closed Block.........................................................  $     9.1  $     8.6
    Initial cash transferred to the Closed Block...............................................     --         --
    Change in deferred policy acquisition costs, net...........................................        2.9        3.4
    Change in premiums and other receivables...................................................     --            0.2
    Change in policy liabilities and accruals..................................................      (11.6)     (13.9)
    Change in accrued investment income........................................................        0.2        2.3
    Deferred Taxes.............................................................................       (5.1)       1.0
    Change in other assets.....................................................................       (2.9)      (1.6)
    Change in expenses and taxes payable.......................................................       (2.0)       1.7
    Other, net.................................................................................       (1.2)       1.4
                                                                                                 ---------  ---------
Net cash (used in) provided by operating activities............................................      (10.6)       3.1
                                                                                                 ---------  ---------
  Cash flows from investing activities:
    Sales, maturities and repayments of investments............................................      161.6      188.1
    Purchases of investments...................................................................     (161.4)    (196.9)
    Other, net.................................................................................       11.4       12.2
                                                                                                 ---------  ---------
Net cash provided by (used in) investing activities............................................       11.6        3.4
                                                                                                 ---------  ---------
Net increase in cash and cash equivalents......................................................        1.0        6.5
Cash and cash equivalents, beginning of year...................................................       24.1       17.6
                                                                                                 ---------  ---------
Cash and cash equivalents, end of year.........................................................  $    25.1  $    24.1
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

On October 16, 1995, there were no valuation allowances transferred to the Closed Block on mortgage loans. There are no valuation allowances on mortgage loans in the Closed Block at December 31, 1997 or 1996, respectively.

Many expenses related to Closed Block operations are charged to operations outside the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside the Closed Block.

7.  DEBT

Short- and long-term debt consisted of the following:

DECEMBER 31
(IN MILLIONS)                                                                                        1997       1996
-------------------------------------------------------------------------------------------------  ---------  ---------
Short-Term
  Commercial paper...............................................................................  $    33.0  $    37.8
  Other..........................................................................................     --            0.6
                                                                                                   ---------  ---------
Total short-term debt............................................................................  $    33.0  $    38.4
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------
Long-term debt...................................................................................  $     2.6  $     2.7
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------

FAFLIC issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments. Commercial paper borrowing arrangements are supported by various lines of credit. At December 31, 1997, the weighted average interest rate for outstanding commercial paper was approximately 5.8%.

At December 31, 1997, AFC had approximately $140.0 million in committed lines of credit provided by U.S. banks, of which $107.2 million was available for borrowing. These lines of credit generally have terms of less than one year, and require the Company to pay annual commitment fees limited to 0.07% of the available credit. Interest that would be charged for usage of these lines of credit is based upon negotiated arrangements.

During 1996, the Company utilized repurchase agreements to finance certain investments. These repurchase agreements were settled by the end of 1996.

In October, 1995, AFC issued $200.0 million face amount of Senior Debentures for proceeds of $197.2 million net of discounts and issuance costs. These securities have an effective interest rate of 7.65%, and mature on October 16, 2025. Interest is payable semiannually on October 15 and April 15 of each year. The Senior Debentures are subject to certain restrictive covenants, including limitations on issuance of or disposition of stock of restricted subsidiaries and limitations on liens. AFC is in compliance with all covenants. The primary source of cash for repayment of the debt by AFC is dividends from FAFLIC and APY.

Interest expense was $3.6 million, $16.8 million and $4.3 million in 1997, 1996 and 1995, respectively. Interest paid on the credit agreement during 1997 was approximately $2.8 million. Interest expense during 1996 also included $11.0 million related to interest payments on repurchase agreements. All interest expense is recorded in other operating expenses.

8.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of SFAS No. 109. A summary of the federal income tax expense (benefit) in the consolidated statements of income is shown below:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                            1997       1996       1995
-------------------------------------------------------------------------------------  ---------  ---------  ---------
Federal income tax expense (benefit)
  Current............................................................................  $    83.3  $    96.8  $   119.7
  Deferred...........................................................................       14.2      (15.7)     (37.0)
                                                                                       ---------  ---------  ---------
Total................................................................................  $    97.5  $    81.1  $    82.7
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

The federal income taxes attributable to the consolidated results of operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate. The sources of the difference and the tax effects of each were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                            1997       1996       1995
-------------------------------------------------------------------------------------  ---------  ---------  ---------
Expected federal income tax expense..................................................  $   131.8  $   122.3  $   105.6
  Tax-exempt interest................................................................      (37.9)     (35.3)     (32.2)
  Differential earnings amount.......................................................          -      (10.2)      (7.6)
  Dividend received deduction........................................................       (3.2)      (1.6)      (4.0)
  Changes in tax reserve estimates...................................................        7.8        4.7       19.3
  Other, net.........................................................................       (1.0)       1.2        1.6
                                                                                       ---------  ---------  ---------
Federal income tax expense...........................................................  $    97.5  $    81.1  $    82.7
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

Until conversion to a stock life insurance company, FAFLIC, as a mutual company, reduced its deduction for policyholder dividends by the differential earnings amount. This amount was computed, for each tax year, by multiplying the average equity base of the FAFLIC/AFLIAC consolidated group, as determined for tax purposes, by the estimate of an excess of an imputed earnings rate over the average mutual life insurance companies' earnings rate. The differential earnings amount for each tax year was subsequently recomputed when actual earnings rates were published by the Internal Revenue Service (IRS). The differential earnings amount included in 1996 related to an adjustment for the 1994 tax year based on the actual mutual life insurance companies' earnings rate issued by the IRS in 1996. As a stock life company, FAFLIC is no longer required to reduce its policyholder dividend deduction by the differential earnings amount.

The deferred income tax liability (asset) represents the tax effects of temporary differences attributable to the Company's consolidated federal tax return group. As a result of the purchase discussed in Note 2, all companies will file a single consolidated federal income tax return for tax years ending on and after December 31, 1997. Deferred tax amounts presented for 1996 reflect the combination of the former FAFLIC/ AFLIAC consolidated group with the former APY consolidated group. Its components were as follows:

DECEMBER 31
(IN MILLIONS)                                                                                    1997       1996
---------------------------------------------------------------------------------------------  ---------  ---------
Deferred tax (assets) liabilities
  AMT carryforwards..........................................................................  $   (15.6) $   (16.3)
  Loss reserve discounting...................................................................     (391.6)    (355.1)
  Deferred acquisition costs.................................................................      291.8      249.4
  Employee benefit plans.....................................................................      (48.0)     (41.4)
  Investments, net...........................................................................      175.4      128.5
  Bad debt reserve...........................................................................      (14.3)     (26.2)
  Other, net.................................................................................       15.2       (5.8)
                                                                                               ---------  ---------
Deferred tax (asset) liability, net..........................................................  $    12.9  $   (66.9)
                                                                                               ---------  ---------
                                                                                               ---------  ---------

Gross deferred income tax assets totaled $469.5 million and $444.8 million at December 31, 1997 and 1996, respectively. Gross deferred income tax liabilities totaled $482.4 million and $377.9 million at December 31, 1997 and 1996, respectively.

The Company believes, based on the its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, management considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary. At December 31, 1997, there are available alternative minimum tax credit carryforwards of $15.6 million.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the FAFLIC/ AFLIAC consolidated group's federal income tax returns through 1991. The IRS has also examined the former Allmerica P&C consolidated group's federal income tax returns through 1991. The Company has appealed certain adjustments proposed by the IRS with respect to the federal income tax returns for 1989, 1990, and 1991 for both the FAFLIC/AFLIAC consolidated group as well as the former Allmerica P&C consolidated group. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In management's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

9.  PENSION PLANS

FAFLIC provides retirement benefits to substantially all of its employees under three separate defined benefit pension plans. Effective January 1, 1995, the Company adopted a defined benefit cash balance formula, under which the Company annually provides an allocation to each eligible employee based on a percentage of that employee's salary, similar to a defined contribution plan arrangement. The 1997 and 1996 allocations were based on 7.0% of each eligible employee's salary. In addition to the cash balance allocation, certain transition group employees, who have met specified age and service requirements as of December 31, 1994, are eligible for a grandfathered benefit based primarily on the employees' years of service and compensation during their highest five consecutive plan years of employment. The Company's policy for the plans is to fund at least the minimum amount required by the Employee Retirement Income Security Act of 1974.

Components of net pension expense were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                             1997       1996       1995
--------------------------------------------------------------------------------------  ---------  ---------  ---------
Service cost -- benefits earned during the year.......................................  $    19.9  $    19.0  $    19.7
Interest accrued on projected benefit obligations.....................................       23.5       21.9       21.1
Actual return on assets...............................................................      (64.0)     (42.2)     (89.3)
Net amortization and deferral.........................................................       29.0        9.3       66.1
                                                                                        ---------  ---------  ---------
Net pension expense...................................................................  $     8.4  $     8.0  $    17.6
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

The following table summarizes the combined status of the three pension plans. At December 31, 1997 and 1996 the plans' assets exceeded their projected benefit obligations.

DECEMBER 31
(IN MILLIONS)                                                                                      1997       1996
-----------------------------------------------------------------------------------------------  ---------  ---------
Actuarial present value of benefit obligations:
  Vested benefit obligation....................................................................  $   332.6  $   308.9
  Unvested benefit obligation..................................................................        7.5        6.6
                                                                                                 ---------  ---------
Accumulated benefit obligation.................................................................  $   340.1  $   315.5
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

Pension liability included in Consolidated balance Sheets:
  Projected benefit obligation.................................................................  $   370.4  $   344.2
  Plan assets at fair value....................................................................      395.5      347.8
                                                                                                 ---------  ---------
    Plan assets greater (less) than projected benefit obligation...............................       25.1        3.6
  Unrecognized net (gain) loss from past experience............................................      (44.9)      (9.1)
  Unrecognized prior service benefit...........................................................      (13.9)     (11.5)
  Unamortized transition asset.................................................................      (26.2)     (24.7)
                                                                                                 ---------  ---------
Net pension liability..........................................................................  $   (59.9) $   (41.7)
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

As a result of AFC's purchase of the minority shares of APY, certain pension liabilities were reduced by $11.7 million to reflect their fair value as of the purchase date.

Determination of the projected benefit obligations was based on a weighted average discount rate of 7.0% in 1997 and 1996 and the assumed long-term rate of return on plan assets was 9.0%. The actuarial present value of the projected benefit obligations was determined using assumed rates of increase in future compensation levels ranging from 5.0% to 5.5%. Plan assets are invested primarily in various separate accounts and the general account of FAFLIC. The plans also hold stock of AFC.

The Company has three separate defined contribution 401(k) plans for its employees. The Company matches employee elective 401(k) contributions, up to a maximum percentage determined annually by the Board of Directors. During 1997 and 1996, the Company matched 50% of employees' contributions up to 6.0% of eligible compensation. The total expenses related to these plans were $3.3 million and $5.5 million, in 1997 and 1996, respectively. In addition to these plans, the Company has a defined contribution plan for substantially all of its agents. The Plan expense in 1997 and 1996 was $2.8 million and $2.0 million, respectively.

On January 1, 1998, substantially all of the aforementioned defined benefit and defined contribution 401k plans were merged with the existing benefit plans of FAFLIC. The transfer of benefit plans will not have a material impact on the results of operations or financial position of the Company.

10.  OTHER POSTRETIREMENT BENEFIT PLANS

In addition to the Company's pension plans, the Company currently provides postretirement medical and death benefits to certain full-time employees and dependents, under several plans sponsored by FAFLIC, Hanover, and Citizens. Generally, employees become eligible at age 55 with at least 15 years of service. Spousal coverage is generally provided for up to two years after death of the retiree. Benefits include hospital, major medical, and a payment at death equal to retirees' final compensation up to certain limits. Effective January 1, 1996, the Company revised these benefits so as to establish limits on future benefit payments and to restrict eligibility to current employees. The medical plans have varying copayments and deductibles, depending on the plan. These plans are unfunded.

The plan changes, effective January 1, 1996, resulted in a negative plan amendment (change in eligibility and medical benefits) of $26.8 million and curtailment (no future increases in life insurance) of $5.3 million. The negative plan amendment will be amortized as prior service cost over the average number of years to full eligibility (approximately 9 years or $3.0 million per year). Of the $5.3 million curtailment gain, $3.3 million has been deducted from unrecognized loss and $2.0 million has been recorded as a reduction of the net periodic postretirement benefit expense.

The plans' funded status reconciled with amounts recognized in the Company's consolidated balance sheet were as follows:

DECEMBER 31
(IN MILLIONS)                                                                                     1997       1996
----------------------------------------------------------------------------------------------  ---------  ---------
Accumulated postretirement benefit obligation:
  Retirees....................................................................................  $    40.7  $    40.4
  Fully eligible active plan participants.....................................................        7.0        7.5
  Other active plan participants..............................................................       24.1       24.4
                                                                                                ---------  ---------
                                                                                                     71.8       72.3
Plan assets at fair value.....................................................................     --         --
                                                                                                ---------  ---------
Accumulated postretirement benefit obligation in excess of plan assets........................       71.8       72.3
Unrecognized prior service benefit............................................................       15.3       23.8
Unrecognized loss.............................................................................       (0.8)      (5.0)
                                                                                                ---------  ---------
Accrued postretirement benefit costs..........................................................  $    86.3  $    91.1
                                                                                                ---------  ---------
                                                                                                ---------  ---------

The components of net periodic postretirement benefit expense were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                               1997       1996       1995
----------------------------------------------------------------------------------------  ---------  ---------  ---------
Service cost............................................................................  $     3.0  $     3.2  $     4.2
Interest cost...........................................................................        4.6        4.6        6.9
Amortization of (gain) loss.............................................................       (2.8)      (2.8)      (0.5)
                                                                                          ---------  ---------  ---------
Net periodic postretirement benefit expense.............................................  $     4.8  $     5.0  $    10.6
                                                                                          ---------  ---------  ---------
                                                                                          ---------  ---------  ---------

As a result of AFC's purchase of the minority shares of APY, certain postretirement liabilities were reduced by $6.1 million to reflect their fair value as of the purchase date.

For purposes of measuring the accumulated postretirement benefit obligation at December 31, 1997, health care costs were assumed to increase 8.0% in 1998, declining thereafter until the ultimate rate of 5.5% is reached in 2001 and remains at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1997 by $4.9 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1997 by $0.6 million.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% at December 31, 1997 and 1996.

As described in Note 9, all of the postretirement benefit plans of the Company were merged with the existing plans of FAFLIC, effective January 1, 1998.

11.  DIVIDEND RESTRICTIONS

Massachusetts, Delaware, New Hampshire and Michigan have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of FAFLIC, AFLIAC, Hanover and Citizens, respectively.

Dividends from FAFLIC and APY (from Hanover) to AFC will be the primary source of cash for repayment of the debt and capital securities by AFC and payment of dividends to AFC stockholders.

Massachusetts' statute limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Commonwealth of Massachusetts Insurance Commissioner, to the greater of (i) 10% of its statutory policyholder surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income for the preceding calendar year (if such insurer is not a life company). In addition, under Massachusetts law, no domestic insurer shall pay a dividend or make any distribution to its shareholders from other than unassigned funds unless the Commissioner shall have approved such dividend or distribution. No dividends were declared nor paid during 1997,1996 or 1995 During 1998, FAFLIC could pay dividends of $196.3 million to AFC without prior approval of the Commissioner. On January 12, 1998 FAFLIC declared a dividend of $50 million to AFC of which $18 million was paid in February, 1998.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance. No dividends were paid by AFLIAC to FAFLIC during 1997, 1996 or 1995. During 1998, AFLIAC could pay dividends of $33.9 million to FAFLIC without prior approval.

Pursuant to New Hampshire's statute, the maximum dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the New Hampshire Insurance Commissioner, is limited to 10% of such insurer's statutory policyholder surplus as of the preceding December 31. Hanover declared dividends to Allmerica P&C totaling $120.0 million, 105.0 million and 40.0 million during 1997, 1996 and 1995, respectively During 1998, the maximum dividend and other distributions that could be paid to Allmerica P&C by Hanover, without prior approval of the Insurance Commissioner, was approximately $127.6 million.

Pursuant to Michigan's statute, the maximum dividends and other distributions that an insurer may pay in any twelve month period, without prior approval of the Michigan Insurance Commissioner, is limited to the greater of 10% of policyholders' surplus as of December 31 of the immediately preceding year or the statutory net income less realized gains, for the immediately preceding calendar year. Citizens Insurance paid dividends to Citizens Corporation totaling $6.3 million and $3.0 million during 1996 and 1995, respectively. No dividends were paid by Citizens Insurance during 1997. During, 1998, Citizens Insurance could pay dividends of $86.9 million to Citizens Corporation without prior approval.

12.  SEGMENT INFORMATION

The Company offers financial products and services in two major areas: Risk Management and Retirement and Asset Accumulation. Within these broad areas, the Company conducts business principally in five operating segments.

The Risk Management group includes two segments: Regional Property and Casualty and Corporate Risk Management Services.

The Regional Property and Casualty segment includes property and casualty insurance products, such as automobile insurance, homeowners insurance, commercial multiple-peril insurance, and workers' compensation insurance. These products are offered by Allmerica P&C through its operating subsidiaries, Hanover and Citizens. Substantially all of the Regional Property and Casualty segment's earnings are generated in Michigan and the Northeast (Connecticut, Massachusetts, New York, New Jersey, New Hampshire, Rhode Island, Vermont and Maine). The Corporate Risk Management Services segment includes group life and health insurance products and services which assist employers in administering employee benefit programs and in managing the related risks.

The Retirement and Asset Accumulation group includes three segments: Allmerica Financial Services, Institutional Services and Allmerica Asset Management. The Allmerica Financial Services segment includes variable annuities, variable universal life-type, traditional and health insurance products distributed via retail channels to individuals across the country. The Institutional Services segment includes primarily group retirement products such as 401(k) plans, tax-sheltered annuities and GIC contracts which are distributed to institutions across the country via work-site marketing and other arrangements. Allmerica Asset Management is a Registered Investment Advisor which provides investment advisory services primarily to affiliates and to other institutions, such as insurance companies and pension plans.

Summarized below is financial information with respect to business segments for the year ended and as of December 31.

DECEMBER 31
(IN MILLIONS)                                                                   1997        1996        1995
---------------------------------------------------------------------------  ----------  ----------  ----------
Revenues:
  Risk Management
    Regional Property and Casualty.........................................  $  2,275.3  $  2,196.6  $  2,109.0
    Corporate Risk Management..............................................       396.3       361.5       328.5
    Subtotal...............................................................     2,671.6     2,558.1     2,437.5
  Retirement and Asset Accumulation
    Allmerica Financial Services...........................................       470.6       450.9       487.1
    Institutional Services.................................................       243.4       270.7       330.2
    Allmerica Asset Management.............................................         8.7         8.8         4.4
    Subtotal...............................................................       722.7       730.4       821.7
  Eliminations.............................................................       (10.1)       (8.7)       (4.4)
Total......................................................................  $  3,384.2  $  3,279.8  $  3,254.8

DECEMBER 31
(IN MILLIONS)                                                                   1997        1996        1995
---------------------------------------------------------------------------  ----------  ----------  ----------
Income (loss) from continuing operations before income taxes:
  Risk Management
    Regional Property and Casualty.........................................  $    206.4  $    197.7  $    206.3
    Corporate Risk Management..............................................        19.3        20.7        18.3
    Subtotal...............................................................       225.7       218.4       224.6
  Retirement and Asset Accumulation
    Allmerica Financial Services...........................................        87.4        76.9        35.2
    Institutional Services.................................................        62.4        52.8        42.8
    Allmerica Asset Management.............................................         1.4         1.1         2.3
    Subtotal...............................................................       151.2       130.8        80.3
Total......................................................................  $    376.9  $    349.2  $    304.9

Identifiable assets:
  Risk Management
    Regional Property and Casualty.........................................  $  5,710.4  $  5,703.9  $  5,741.8
    Corporate Risk Management..............................................       568.8       522.1       458.9
    Subtotal...............................................................     6,279.2     6,226.0     6,200.7
  Retirement and Asset Accumulation
    Allmerica Financial Services...........................................    12,049.6     8,822.4     7,218.6
    Institutional Services.................................................     4,158.5     3,886.7     4,280.9
    Allmerica Asset Management.............................................         4.1         2.4         2.1
    Subtotal...............................................................    16,212.2    12,711.5    11,501.6
Total......................................................................  $ 22,491.4  $ 18,937.5  $ 17,702.3

13.  LEASE COMMITMENTS

Rental expenses for operating leases, principally with respect to buildings, amounted to $33.6 million, $34.9 million and $36.4 million in 1997, 1996 and 1995, respectively. At December 31, 1997, future minimum rental payments under non-cancelable operating leases were approximately $72.5 million, payable as follows: 1998 -- $24.8 million; 1999 -- $19.8 million; 2000 -- $13.6 million;
2001 -- $7.9 million; and $6.4 million thereafter. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on other property and equipment; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1998.

14.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of SFAS No. 113, ACCOUNTING AND REPORTING FOR REINSURANCE OF SHORT DURATION AND LONG DURATION CONTRACTS.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

The Company is subject to concentration of risk with respect to reinsurance ceded to various residual market mechanisms. As a condition to the ability to conduct certain business in various states, the Company is required to participate in various residual market mechanisms and pooling arrangements which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage voluntarily provided by private insurers. These market mechanisms and pooling arrangements include the Massachusetts Commonwealth Automobile Reinsurers ("CAR"), the Maine Workers' Compensation Residual Market Pool ("MWCRP") and the Michigan Catastrophic Claims Association ("MCCA"). At December 31, 1997, CAR was the only reinsurer which represented 10% or more of the Company's reinsurance business. As a servicing carrier in Massachusetts, the Company cedes a significant portion of its private passenger and commercial automobile premiums to CAR. Net premiums earned and losses and loss adjustment expenses ceded to CAR in 1997, 1996 and 1995 were $32.3 million and $28.2 million, $38.0 million and $21.8 million, and $49.1 million and $33.7 million, respectively.

The Company ceded to MCCA premiums earned and losses and loss adjustment expenses in 1997, 1996 and 1995 of $9.8 million and $(0.8) million, $50.5 million and $(52.9) million, and $66.8 million and $62.9 million, respectively. Because the MCCA is supported by assessments permitted by statute, and all amounts billed by the Company to CAR, MWCRP and MCCA have been paid when due, the Company believes that it has no significant exposure to uncollectible reinsurance balances.

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                      1997       1996       1995
-------------------------------------------------------------------------------  ---------  ---------  ---------
Life and accident and health insurance premiums:
  Direct.......................................................................  $   417.4  $   389.1  $   438.9
  Assumed......................................................................      110.7       87.8       71.0
  Ceded........................................................................     (170.1)    (138.9)    (150.3)
                                                                                 ---------  ---------  ---------
Net premiums...................................................................  $   358.0  $   338.0  $   359.6
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Property and casualty premiums written:
  Direct.......................................................................  $ 2,068.5  $ 2,039.7  $ 2,039.4
  Assumed......................................................................      103.1      108.7      125.0
  Ceded........................................................................     (179.8)    (234.0)    (279.1)
                                                                                 ---------  ---------  ---------
Net premiums...................................................................  $ 1,991.8  $ 1,914.4  $ 1,885.3
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Property and casualty premiums earned:
  Direct.......................................................................  $ 2,046.2  $ 2,018.5  $ 2,021.7
  Assumed......................................................................      102.0      112.4      137.7
  Ceded........................................................................     (195.1)    (232.6)    (296.2)
                                                                                 ---------  ---------  ---------
Net premiums...................................................................  $ 1,953.1  $ 1,898.3  $ 1,863.2
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Life insurance and other individual policy benefits, claims, losses and loss adjustment expenses:
  Direct.......................................................................  $   656.4  $   606.5  $   741.0
  Assumed......................................................................       61.6       44.9       38.5
  Ceded........................................................................     (158.8)     (77.8)     (69.5)
                                                                                 ---------  ---------  ---------
Net policy benefits, claims, losses and loss adjustment expenses...............  $   559.2  $   573.6  $   710.0
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                      1997       1996       1995
-------------------------------------------------------------------------------  ---------  ---------  ---------
Property and casualty benefits, claims, losses and loss adjustment expenses:
  Direct.......................................................................  $ 1,464.9  $ 1,299.8  $ 1,383.3
  Assumed......................................................................      101.2       85.8      146.1
  Ceded........................................................................     (120.6)      (2.2)    (229.1)
                                                                                 ---------  ---------  ---------
Net policy benefits, claims, losses, and loss adjustment expenses..............  $ 1,445.5  $ 1,383.4  $ 1,300.3
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

15.  DEFERRED POLICY ACQUISITION COSTS

The following reflects changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                         1997       1996       1995
----------------------------------------------------------------------------------  ---------  ---------  ---------
Balance at beginning of year......................................................  $   822.7  $   735.7  $   802.8
  Acquisition expenses deferred...................................................      617.7      560.8      504.8
  Amortized to expense during the year............................................     (476.0)    (483.5)    (470.3)
  Adjustment to equity during the year............................................      (11.1)       9.7      (50.4)
  Transferred to the Closed Block.................................................         --         --      (24.8)
  Adjustment for cession of term life insurance...................................         --         --      (26.4)
  Adjustment for cession of disability income insurance...........................      (38.6)        --         --
  Adjustment for revision of universal and variable universal life insurance
    mortality assumptions.........................................................       50.8         --         --
                                                                                    ---------  ---------  ---------
Balance at end of year............................................................  $   965.5  $   822.7  $   735.7
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

At October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.8 million recapitalization of deferred policy acquisition costs.

16.  LIABILITIES FOR OUTSTANDING CLAIMS, LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company regularly updates its estimates of liabilities for outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its property and casualty and its accident and health lines of business. Changes in prior estimates are reflected in results of operations in the year such changes are determined to be needed and recorded.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's accident and health business was $533.6 million, $471.7 million and $446.9 million at December 31, 1997, 1996 and 1995, respectively. Accident and health claim liabilities were re-estimated for all prior years and were decreased by $0.2 million and $0.6 million in 1997 and 1996, respectively, and increased by $17.6 million in 1995. Unfavorable development in the accident and health business during 1995 was primarily due to reserve strengthening and adverse experience in the Company's individual disability line of business. Effective October 1, 1997, the Company ceded substantially all of its individual disability income line of business, under a 100% coinsurance agreement to Metropolitan Life Insurance Company. At December 31, 1997, the individual disability income reserves ceded under this agreement were $249.0 million, representing 46.7% of the Company's total accident and health reserves.

The following table provides a reconciliation of the beginning and ending property and casualty reserve for unpaid losses and loss adjustment expenses
(LAE):

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                      1997       1996       1995
-------------------------------------------------------------------------------  ---------  ---------  ---------
Reserve for losses and LAE, beginning of the year..............................  $ 2,744.1  $ 2,896.0  $ 2,821.7
Incurred losses and LAE, net of reinsurance recoverable:
  Provision for insured events of the current year.............................    1,564.1    1,513.3    1,427.3
  Decrease in provision for insured events of prior years......................     (127.9)    (141.4)    (137.6)
                                                                                 ---------  ---------  ---------
Total incurred losses and LAE..................................................    1,436.2    1,371.9    1,289.7
                                                                                 ---------  ---------  ---------
Payments, net of reinsurance recoverable:
  Losses and LAE attributable to insured events of current year................      775.1      759.6      652.2
  Losses and LAE attributable to insured events of prior years.................      732.1      627.6      614.3
                                                                                 ---------  ---------  ---------
Total payments.................................................................    1,507.2    1,387.2    1,266.5
                                                                                 ---------  ---------  ---------
Change in reinsurance recoverable on unpaid losses.............................      (50.2)    (136.6)      51.1
                                                                                 ---------  ---------  ---------
Other(1)                                                                              (7.5)        --         --
                                                                                 ---------  ---------  ---------
Reserve for losses and LAE, end of year........................................  $ 2,615.4  $ 2,744.1  $ 2,896.0
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

(1) Includes purchase accounting adjustments.

As part of an ongoing process, the property and casualty reserves have been re-estimated for all prior accident years and were decreased by $127.9 million, $141.4 million and $137.6 million in 1997, 1996, and 1995, respectively.

The decrease in favorable development on prior years' reserves of $13.5 million in 1997 results primarily from a $24.6 million decrease in favorable development at Hanover to $58.4 million, partially offset by an $11.1 million increase in favorable development at Citizens to $69.5 million. The decrease in Hanover's favorable development of $24.6 million in 1997 reflects a decrease in favorable development of $25.0 million, to $17.4 million in the personal automobile line, as well as a decrease in favorable development of $8.5 million, to unfavorable development of $2.8 million in the commercial multiple peril line. These decreases were partially offset by an increase in favorable development in the workers' compensation line of $11.5 million, to $28.8 million. The increase in favorable development at Citizens in 1997 reflects improved severity in the workers' compensation line where favorable development increased $13.9 million, to $35.7 million and in the commercial multiple peril line where favorable development increased $7.0 million to $4.3 million, partially offset by less favorable development in the personal automobile line, where favorable development decreased $10.5 million to $22.5 million in 1997.

The increase in favorable development on prior years' reserves of $3.8 million in 1996 results primarily from an $11.4 million increase in favorable development at Citizens. The increase in Citizens' favorable development of $11.4 million in 1996 reflects improved severity in the personal automobile line, where favorable development increased $28.6 million to $33.0 million in 1996, partially offset by less favorable development in the workers' compensation line of $10.9 million Hanover's favorable development, including voluntary and involuntary pools, decreased $7.7 million in 1996 to $82.9 million, primarily attributable to a decrease in favorable development in the workers' compensation line of $19.8 million. Favorable development in the personal automobile line also decreased $4.7 million, to $42.4 million in 1996. These decreases were offset by increases in favorable development of $1.9 million and $5.6 million, to $12.6 million and $5.7 million, in the commercial automobile and commercial multiple peril lines, respectively. Favorable development in other lines increased by $8.8 million, primarily as a result of environmental reserve strengthening in 1995. Favorable development in Hanover's voluntary and involuntary pools increased $3.7 million to $4.1 million during 1996.

Citizens' favorable development in 1997 primarily reflects a modest shift over the past few years of the workers' compensation business to Western and Northern Michigan, which have demonstrated more favorable loss experience than Eastern Michigan.

Citizens' favorable development in 1996 and 1995 primarily reflects the initiatives taken by the Company to manage medical costs in both the automobile and workers' compensation lines, as well as the impact of the Michigan Supreme Court ruling on workers' compensation indemnity payments in 1995, which decreases the maximum amount to be paid for indemnity cases on all existing and future claims.

Hanover's favorable development from 1995 to 1997 primarily reflects favorable legislation related to workers' compensation, improved safety features in automobiles, improved driving habits and a moderation of medical costs and inflation.

In 1995, Hanover's favorable development was primarily attributable to a re-estimate of reserves with respect to certain types of workers' compensation policies including large deductibles and excess of loss policies. In addition, during 1995 Hanover refined its estimation of unallocated loss adjustment expenses which increased favorable development in that year.

This favorable development reflects the Regional Property and Casualty subsidiaries' reserving philosophy consistently applied over these periods.

Due to the nature of the business written by the Regional Property and Casualty subsidiaries, the exposure to environmental liabilities is relatively small and therefore their reserves are relatively small compared to other types of liabilities. Loss and LAE reserves related to environmental damage and toxic tort liability, included in the total reserve for losses and LAE were $53.1 million and $50.8 million, net of reinsurance of $15.7 million and $20.2 million at the end of 1997 and 1996, respectively. The Regional Property and Casualty subsidiaries do not specifically underwrite policies that include this coverage, but as case law expands policy provisions and insurers' liability beyond the intended coverage, the Regional Property and Casualty subsidiaries may be required to defend such claims. Due to their unusual nature and absence of historical claims data, reserves for these claims are not determined using historical experience to project future losses. The Company estimated its ultimate liability for these claims based upon currently known facts, reasonable assumptions where the facts are not known, current law and methodologies currently available. Although these claims are not material, their existence gives rise to uncertainty and is discussed because of the possibility, however remote, that they may become material. The Company believes that, notwithstanding the evolution of case law expanding liability in environmental claims, recorded reserves related to these claims for environmental liability are adequate. In addition, the Company is not aware of any litigation or pending claims that may result in additional material liabilities in excess of recorded reserves. The environmental liability could be revised in the near term if the estimates used in determining the liability are revised.

17.  MINORITY INTEREST

The Company's interest in Allmerica P&C is represented by ownership of 65.8%, 59.5% and 58.3% of the outstanding shares of common stock at December 31, 1997, 1996 and 1995, respectively. Earnings and shareholder's equity attributable to minority shareholders are included in minority interest in the consolidated financial statements.

18.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by, solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit was instituted in Louisiana against AFC and certain of its subsidiaries by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and refiled the action in Federal District Court in Worcester, Massachusetts. The plaintiffs seek to be certified as a class. The case is in early stages of discovery and the Company is evaluating the claims. Although the Company believes it has meritorious defenses to plaintiffs' claims, there can be no assurance that the claims will be resolved on a basis which is satisfactory to the Company.

On June 23, 1995, the governor of Maine approved a legislative settlement for the Maine Workers' Compensation Residual Market Pool deficit for the years 1988 through 1992. The settlement provides for an initial funding of $220.0 million toward the deficit. The insurance carriers were liable for $65.0 million and employers would contribute $110.0 million payable through surcharges on premiums over the course of the next ten years. The major insurers are responsible for 90% of the $65.0 million. Hanover's allocated share of the settlement is approximately $4.2 million, which was paid in December 1995. The remainder of the deficit of $45.0 million will be paid by the Maine Guaranty Fund, payable in quarterly contributions over ten years. A group of smaller carriers filed litigation to appeal the settlement. Although the Company believes that adequate reserves have been established for any additional liability, there can be no assurance that the appeal will be resolved on a basis which is satisfactory to the Company.

The Company has been named a defendant in various other legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

RESIDUAL MARKETS

The Company is required to participate in residual markets in various states. The results of the residual markets are not subject to the predictability associated with the Company's own managed business, and are significant to the workers' compensation line of business and both the private passenger and commercial automobile lines of business.

YEAR 2000

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

19.  STATUTORY FINANCIAL INFORMATION

The Company and its insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                                      1997       1996       1995
-------------------------------------------------------------------------------  ---------  ---------  ---------
Statutory net income (Combined)
  Property and Casualty Companies..............................................  $   190.3  $   155.3  $   155.3
  Life and Health Companies....................................................      191.2      133.3      134.3
Statutory Shareholder's Surplus (Combined)
  Property and Casualty Companies..............................................  $ 1,279.8  $ 1,201.6  $ 1,128.4
  Life and Health Companies....................................................    1,221.3    1,120.1      965.6

              REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of First Allmerica Financial Life Insurance Company and Policyowners of the Separate Account KG - Kemper Gateway Elite of First Allmerica Financial Life Insurance Company


In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Sub-Accounts (Small Cap Value, Small Cap Growth, Value, International, Growth, Value+Growth, Horizon 20+, Total Return, Horizon 10+, Horizon 5, High Yield, Investment
Grade Bond, Government Securities, Money Market, Global Income, and Blue
Chip) constituting the Separate Account KG - Kemper Gateway Elite of First Allmerica Financial Life Insurance Company at December 31, 1997, the results of each of their operations and the changes in each of their net assets for the periods indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of First Allmerica Financial Life Insurance Company's management; our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 1997 by correspondence with the Fund, provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP
Boston Massachusetts

March 25, 1998

                  SEPARATE ACCOUNT KG -- KEMPER GATEWAY ELITE
                      STATEMENTS OF ASSETS AND LIABILITIES
                               DECEMBER 31, 1997

                                              SMALL CAP     SMALL CAP
                                                VALUE         GROWTH         VALUE      INTERNATIONAL      GROWTH
                                              ----------   ------------   -----------   ------------   ---------------
ASSETS (NOTES 3 AND 7):
Investments in shares of Investors Fund
 Series.....................................  $  52,272     $  17,837      $  176,790    $  44,376        $     16,046
Dividend receivable.........................         --            --              --           --                  --
                                              ----------   ------------   -----------   ------------   ---------------
  Total assets..............................     52,272        17,837         176,790       44,376              16,046

LIABILITIES:                                         --            --              --           --                  --
                                              ----------   ------------   -----------   ------------   ---------------
  Net assets................................  $  52,272     $  17,837      $  176,790    $  44,376        $     16,046
                                              ----------   ------------   -----------   ------------   ---------------
                                              ----------   ------------   -----------   ------------   ---------------
Net asset distribution by category:
  Qualified variable annuity policies.......  $  21,166     $   7,163      $   26,633    $   4,778        $      4,574
  Non-qualified variable annuity policies...     31,106        10,674         150,157       39,598              11,472
  Value of investment by First Allmerica
    Financial Life
    Insurance Company (Sponsor).............         --            --              --           --                  --
  Value of annuitant mortality fluctuation
    reserve.................................         --            --              --           --                  --
                                              ----------   ------------   -----------   ------------   ---------------
                                              $  52,272     $  17,837      $  176,790    $  44,376        $     16,046
                                              ----------   ------------   -----------   ------------   ---------------
                                              ----------   ------------   -----------   ------------   ---------------
Qualified units outstanding, December 31,
 1997.......................................     21,107         7,270          26,257        5,125               4,699
Net asset value per qualified unit, December
 31, 1997...................................  $1.002803     $0.985334      $ 1.014327    $0.932275        $   0.973414
Non-qualified units outstanding, December
 31, 1997...................................     31,019        10,834         148,037       42,475              11,786
Net asset value per non-qualified unit,
 December 31, 1997..........................  $1.002803     $0.985334      $ 1.014327    $0.932275        $   0.973414


                                                VALUE+GROWTH       HORIZON 20+      TOTAL RETURN
                                              -----------------   -------------   -----------------
ASSETS (NOTES 3 AND 7):
Investments in shares of Investors Fund
 Series.....................................      $ 119,863         $   4,852         $  42,909
Dividend receivable.........................             --                --                --
                                              -----------------   -------------   -----------------
  Total assets..............................        119,863             4,852            42,909
LIABILITIES:                                             --                --                --
                                              -----------------   -------------   -----------------
  Net assets................................      $ 119,863         $   4,852         $  42,909
                                              -----------------   -------------   -----------------
                                              -----------------   -------------   -----------------
Net asset distribution by category:
  Qualified variable annuity policies.......      $      --         $   4,605         $  26,289
  Non-qualified variable annuity policies...        119,642               247            16,620
  Value of investment by First Allmerica
    Financial Life
    Insurance Company (Sponsor).............             --                --                --
  Value of annuitant mortality fluctuation
    reserve.................................            221                --                --
                                              -----------------   -------------   -----------------
                                                  $ 119,863         $   4,852         $  42,909
                                              -----------------   -------------   -----------------
                                              -----------------   -------------   -----------------
Qualified units outstanding, December 31,
 1997.......................................             --             4,699            25,928
Net asset value per qualified unit, December
 31, 1997...................................      $0.960159         $0.980022         $1.013904
Non-qualified units outstanding, December
 31, 1997...................................        124,837               253            16,392
Net asset value per non-qualified unit,
 December 31, 1997..........................      $0.960159         $0.980022         $1.013904

   The accompanying notes are an integral part of these financial statements.

                  SEPARATE ACCOUNT KG -- KEMPER GATEWAY ELITE
                STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)
                               DECEMBER 31, 1997

                                                                                             INVESTMENT      GOVERNMENT
                                              HORIZON 10+     HORIZON 5      HIGH YIELD      GRADE BOND      SECURITIES
                                              ------------   ------------   -------------   -------------   -------------
ASSETS (NOTES 3 AND 7):
Investments in shares of Investors Fund
 Series.....................................   $  21,558      $  82,678       $  75,508       $  20,792       $  20,803
Dividend receivable.........................          --             --              --              --              --
                                              ------------   ------------   -------------   -------------   -------------
Total assets................................      21,558         82,678          75,508          20,792          20,803

LIABILITIES:                                          --             --              --              --              --
                                              ------------   ------------   -------------   -------------   -------------
Net assets..................................   $  21,558      $  82,678       $  75,508       $  20,792       $  20,803
                                              ------------   ------------   -------------   -------------   -------------
                                              ------------   ------------   -------------   -------------   -------------
Net asset distribution by category:
  Qualified variable annuity policies.......   $  21,558      $      --       $  14,314       $      --       $      --
  Non-qualified variable annuity policies...          --         82,678          61,194          20,792          20,803
  Value of investment by First Allmerica
    Financial Life
    Insurance Company (Sponsor).............          --             --              --              --              --
  Value of annuitant mortality fluctuation
    reserve.................................          --             --              --              --              --
                                              ------------   ------------   -------------   -------------   -------------
                                               $  21,558      $  82,678       $  75,508       $  20,792       $  20,803
                                              ------------   ------------   -------------   -------------   -------------
                                              ------------   ------------   -------------   -------------   -------------
Qualified units outstanding, December 31,
 1997.......................................      21,224             --          14,254              --              --
Net asset value per qualified unit, December
 31, 1997...................................   $1.015720      $1.017200       $1.004242       $1.004072       $1.003954
Non-qualified units outstanding, December
 31, 1997...................................          --         81,280          60,936          20,708          20,721
Net asset value per non-qualified unit,
 December 31, 1997..........................   $1.015720      $1.017200       $1.004242       $1.004072       $1.003954

                                                                 GLOBAL
                                              MONEY MARKET       INCOME         BLUE CHIP
                                              -------------   -------------   -------------
ASSETS (NOTES 3 AND 7):
Investments in shares of Investors Fund
 Series.....................................    $   5,379       $    10,742     $  47,834
Dividend receivable.........................            2                --            --
                                              -------------   -------------   -------------
Total assets................................        5,381            10,742        47,834
LIABILITIES:                                           --                --            --
                                              -------------   -------------   -------------
Net assets..................................    $   5,381       $    10,742     $  47,834
                                              -------------   -------------   -------------
                                              -------------   -------------   -------------
Net asset distribution by category:
  Qualified variable annuity policies.......    $      --       $        --     $  21,537
  Non-qualified variable annuity policies...        5,381            10,722        26,275
  Value of investment by First Allmerica
    Financial Life
    Insurance Company (Sponsor).............           --                20            22
  Value of annuitant mortality fluctuation
    reserve.................................           --                --            --
                                              -------------   -------------   -------------
                                                $   5,381       $    10,742     $  47,834
                                              -------------   -------------   -------------
                                              -------------   -------------   -------------
Qualified units outstanding, December 31,
 1997.......................................           --                --        19,485
Net asset value per qualified unit, December
 31, 1997...................................    $1.000218       $  1.019101     $1.105304
Non-qualified units outstanding, December
 31, 1997...................................        5,380            10,541        23,791
Net asset value per non-qualified unit,
 December 31, 1997..........................    $1.000218       $  1.019101     $1.105304

   The accompanying notes are an integral part of these financial statements.

                  SEPARATE ACCOUNT KG -- KEMPER GATEWAY ELITE
                            STATEMENTS OF OPERATIONS

                                               SMALL CAP VALUE                          VALUE        INTERNATIONAL
                                                   FOR THE       SMALL CAP GROWTH      FOR THE          FOR THE
                                                   PERIOD            FOR THE            PERIOD           PERIOD
                                                  11/18/97*      PERIOD 10/16/97*     10/14/97*        10/16/97*
                                                 TO 12/31/97       TO 12/31/97       TO 12/31/97      TO 12/31/97
                                               ---------------   ----------------   --------------   --------------
INVESTMENT INCOME:
  Dividends..................................      $    --             $ --             $   --          $    --
                                                     -----            -----             ------            -----

EXPENSES (NOTE 4):
  Mortality and expense risk fees............           55               22                268               45
  Administrative expense fees................            6                2                 32                6
                                                     -----            -----             ------            -----
    Total expenses...........................           61               24                300               51
                                                     -----            -----             ------            -----
    Net investment income (loss).............          (61)             (24)              (300)             (51)
                                                     -----            -----             ------            -----

REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
  Net realized gain (loss) from sales of
    investments..............................           --               (1)                 7               --
  Net unrealized gain (loss).................          581              361              5,455              693
                                                     -----            -----             ------            -----
    Net realized and unrealized gain
      (loss).................................          581              360              5,462              693
                                                     -----            -----             ------            -----
  Net increase (decrease) in net assets from
    operations...............................      $   520             $336             $5,162          $   642
                                                     -----            -----             ------            -----
                                                     -----            -----             ------            -----

                                                   GROWTH       VALUE+GROWTH    HORIZON 20+      TOTAL RETURN
                                                  FOR THE         FOR THE         FOR THE          FOR THE
                                                   PERIOD          PERIOD          PERIOD           PERIOD
                                                 10/16/97*       10/14/97*       10/16/97*        11/17/97*
                                                TO 12/31/97     TO 12/31/97     TO 12/31/97      TO 12/31/97
                                               --------------   ------------   --------------   --------------
INVESTMENT INCOME:
  Dividends..................................       $ --            $ --            $ --            $   --
                                                     ---          ------             ---             -----
EXPENSES (NOTE 4):
  Mortality and expense risk fees............         28             201              12                39
  Administrative expense fees................          3              24               1                 5
                                                     ---          ------             ---             -----
    Total expenses...........................         31             225              13                44
                                                     ---          ------             ---             -----
    Net investment income (loss).............        (31)           (225)            (13)              (44)
                                                     ---          ------             ---             -----
REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
  Net realized gain (loss) from sales of
    investments..............................         (1)            (19)             --                --
  Net unrealized gain (loss).................         44           1,063             (83)              623
                                                     ---          ------             ---             -----
    Net realized and unrealized gain
      (loss).................................         43           1,044             (83)              623
                                                     ---          ------             ---             -----
  Net increase (decrease) in net assets from
    operations...............................       $ 12            $819            $(96)           $  579
                                                     ---          ------             ---             -----
                                                     ---          ------             ---             -----

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                  SEPARATE ACCOUNT KG -- KEMPER GATEWAY ELITE
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                                                                                              GOVERNMENT    MONEY
                                                                                                 INVESTMENT   SECURITIES    MARKET
                                                      HORIZON 10+                   HIGH YIELD   GRADE BOND    FOR THE     FOR THE
                                                        FOR THE      HORIZON 5        FOR THE      FOR THE      PERIOD      PERIOD
                                                        PERIOD        FOR THE         PERIOD       PERIOD     12/11/97*   12/29/97*
                                                       11/25/97*  PERIOD 11/10/97*   10/16/97*    12/11/97*       TO          TO
                                                      TO 12/31/97   TO 12/31/97     TO 12/31/97  TO 12/31/97   12/31/97    12/31/97
                                                      ----------- ----------------  -----------  -----------  ----------  ----------
INVESTMENT INCOME:
  Dividends..........................................       $ --       $   --             $ --         $ --         $--         $ 1
                                                           -----       ------            -----          ---         ---         ---

EXPENSES (NOTE 4):
  Mortality and expense risk fees....................         26          138               64            6           6          --
  Administrative expense fees........................          3           17                8            1           1          --
                                                           -----       ------            -----          ---         ---         ---
    Total expenses...................................         29          155               72            7           7          --
                                                           -----       ------            -----          ---         ---         ---
    Net investment income (loss).....................        (29)        (155)             (72)          (7)         (7)          1
                                                           -----       ------            -----          ---         ---         ---

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) from sales of
    investments......................................         --            6               (1)          --          --          --
  Net unrealized gain (loss).........................        363        1,508              444           38          50          --
                                                           -----       ------            -----          ---         ---         ---
    Net realized and unrealized gain (loss)..........        363        1,514              443           38          50          --
                                                           -----       ------            -----          ---         ---         ---
    Net increase (decrease) in net assets from
      operations.....................................       $334       $1,359             $371         $ 31         $43         $ 1
                                                           -----       ------            -----          ---         ---         ---
                                                           -----       ------            -----          ---         ---         ---


                                                         GLOBAL
                                                         INCOME      BLUE CHIP
                                                         FOR THE      FOR THE
                                                         PERIOD        PERIOD
                                                         5/1/97*      5/1/97*
                                                       TO 12/31/97  TO 12/31/97
                                                       -----------  ------------
INVESTMENT INCOME:
  Dividends..........................................        $ --        $   --
                                                              ---        ------
EXPENSES (NOTE 4):
  Mortality and expense risk fees....................           1            34
  Administrative expense fees........................          --             5
                                                              ---        ------
    Total expenses...................................           1            39
                                                              ---        ------
    Net investment income (loss).....................          (1)          (39)
                                                              ---        ------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Net realized gain (loss) from sales of
    investments......................................          --            --
  Net unrealized gain (loss).........................         (37)        1,023
                                                              ---        ------
    Net realized and unrealized gain (loss)..........         (37)        1,023
                                                              ---        ------
    Net increase (decrease) in net assets from
      operations.....................................        $(38)       $  984
                                                              ---        ------
                                                              ---        ------

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                  SEPARATE ACCOUNT KG -- KEMPER GATEWAY ELITE
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                SMALL CAP     SMALL CAP
                                                  VALUE        GROWTH         VALUE      INTERNATIONAL
                                               PERIOD FROM   PERIOD FROM   PERIOD FROM   PERIOD FROM
                                                11/18/97*     10/16/97*     10/14/97*     10/16/97*
                                                   TO            TO            TO            TO
                                                12/31/97      12/31/97      12/31/97      12/31/97
                                               -----------   -----------   -----------   -----------
INCREASE IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss).............    $   (61)      $   (24)     $   (300)     $    (51)
    Net realized gain (loss).................         --            (1)            7            --
    Net unrealized gain (loss)...............        581           361         5,455           693
                                               -----------   -----------   -----------   -----------
    Net increase (decrease) in net assets
      from operations........................        520           336         5,162           642
                                               -----------   -----------   -----------   -----------

  FROM CAPITAL TRANSACTIONS (NOTE 5):
    Net purchase payments....................     51,073        17,253       172,282        41,764
    Withdrawals..............................         --            --          (739)           --
    Other transfers from the General Account
      of First Allmerica Financial Life
      Insurance Company (Sponsor)............        679           248            85         1,970
    Net increase in investment by First
      Allmerica Financial Life Insurance
      Company (Sponsor)......................         --            --            --            --
                                               -----------   -----------   -----------   -----------
    Net increase in net assets from capital
      transactions...........................     51,752        17,501       171,628        43,734
                                               -----------   -----------   -----------   -----------

    Net increase in net assets...............     52,272        17,837       176,790        44,376

NET ASSETS:
  Beginning of period........................         --            --            --            --
                                               -----------   -----------   -----------   -----------
  End of period..............................    $52,272       $17,837      $176,790      $ 44,376
                                               -----------   -----------   -----------   -----------
                                               -----------   -----------   -----------   -----------


                                                 GROWTH                     HORIZON 20+
                                               PERIOD FROM   VALUE+GROWTH   PERIOD FROM   TOTAL RETURN
                                                10/16/97*    PERIOD FROM     10/16/97*    PERIOD FROM
                                                   TO        10/14/97* TO       TO        11/17/97* TO
                                                12/31/97       12/31/97      12/31/97       12/31/97
                                               -----------   ------------   -----------   ------------
INCREASE IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss).............    $  (31)        $ (225)       $  (13)       $    (44)
    Net realized gain (loss).................        (1)           (19)           --              --
    Net unrealized gain (loss)...............        44          1,063           (83)            623
                                               -----------   ------------   -----------   ------------
    Net increase (decrease) in net assets
      from operations........................        12            819           (96)            579
                                               -----------   ------------   -----------   ------------
  FROM CAPITAL TRANSACTIONS (NOTE 5):
    Net purchase payments....................    15,681        119,828         4,681          40,859
    Withdrawals..............................        --           (791)           --              --
    Other transfers from the General Account
      of First Allmerica Financial Life
      Insurance Company (Sponsor)............       353              7           267           1,471
    Net increase in investment by First
      Allmerica Financial Life Insurance
      Company (Sponsor)......................        --             --            --              --
                                               -----------   ------------   -----------   ------------
    Net increase in net assets from capital
      transactions...........................    16,034        119,044         4,948          42,330
                                               -----------   ------------   -----------   ------------
    Net increase in net assets...............    16,046        119,863         4,852          42,909
NET ASSETS:
  Beginning of period........................        --             --            --              --
                                               -----------   ------------   -----------   ------------
  End of period..............................    $16,046       $119,863       $4,852        $ 42,909
                                               -----------   ------------   -----------   ------------
                                               -----------   ------------   -----------   ------------

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                  SEPARATE ACCOUNT KG -- KEMPER GATEWAY ELITE
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                                                                         INVESTMENT    GOVERNMENT
                                               HORIZON 10+    HORIZON 5    HIGH YIELD    GRADE BOND    SECURITIES
                                               PERIOD FROM   PERIOD FROM   PERIOD FROM   PERIOD FROM   PERIOF FROM   MONEY MARKET
                                                11/25/97*     11/10/97*     10/16/97*     12/11/97*     12/11/97*    PERIOD FROM
                                                   TO            TO            TO            TO            TO        12/29/97* TO
                                                12/31/97      12/31/97      12/31/97      12/31/97      12/31/97       12/31/97
                                               -----------   -----------   -----------   -----------   -----------   ------------
INCREASE IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss).............    $   (29)      $  (155)      $   (72)      $    (7)      $    (7)       $    1
    Net realized gain (loss).................         --             6            (1)           --            --            --
    Net unrealized gain (loss)...............        363         1,508           444            38            50            --
                                               -----------   -----------   -----------   -----------   -----------      ------
    Net increase (decrease) in net assets
      from operations........................        334         1,359           371            31            43             1
                                               -----------   -----------   -----------   -----------   -----------      ------

  FROM CAPITAL TRANSACTIONS (NOTE 5):
    Net purchase payments....................     21,224        82,180        74,320        20,761        20,760         5,380
    Withdrawals..............................         --          (861)           --            --            --            --
    Other transfers from the General Account
      of First Allmerica Financial Life
      Insurance Company (Sponsor)............         --            --           817            --            --            --
    Net increase in investment by First
      Allmerica Financial Life Insurance
      Company (Sponsor)......................         --            --            --            --            --            --
                                               -----------   -----------   -----------   -----------   -----------      ------
    Net increase in net assets from capital
      transactions...........................     21,224        81,319        75,137        20,761        20,760         5,380
                                               -----------   -----------   -----------   -----------   -----------      ------

    Net increase in net assets...............     21,558        82,678        75,508        20,792        20,803         5,381

NET ASSETS:
    Beginning of period......................         --            --            --            --            --            --
                                               -----------   -----------   -----------   -----------   -----------      ------
    End of period............................    $21,558       $82,678       $75,508       $20,792       $20,803        $5,381
                                               -----------   -----------   -----------   -----------   -----------      ------
                                               -----------   -----------   -----------   -----------   -----------      ------


                                                 GLOBAL
                                                 INCOME       BLUE CHIP
                                               PERIOD FROM   PERIOD FROM
                                               5/1/97* TO    5/1/97* TO
                                                12/31/97      12/31/97
                                               -----------   -----------
INCREASE IN NET ASSETS:
  FROM OPERATIONS:
    Net investment income (loss).............    $    (1)       $   (39)
    Net realized gain (loss).................         --             --
    Net unrealized gain (loss)...............        (37)         1,023
                                               -----------   -----------
    Net increase (decrease) in net assets
      from operations........................        (38)           984
                                               -----------   -----------
  FROM CAPITAL TRANSACTIONS (NOTE 5):
    Net purchase payments....................     10,760         46,776
    Withdrawals..............................         --             --
    Other transfers from the General Account
      of First Allmerica Financial Life
      Insurance Company (Sponsor)............         --             54
    Net increase in investment by First
      Allmerica Financial Life Insurance
      Company (Sponsor)......................         20             20
                                               -----------   -----------
    Net increase in net assets from capital
      transactions...........................     10,780         46,850
                                               -----------   -----------
    Net increase in net assets...............     10,742         47,834
NET ASSETS:
    Beginning of period......................         --             --
                                               -----------   -----------
    End of period............................    $10,742        $47,834
                                               -----------   -----------
                                               -----------   -----------

* Date of initial investment.

   The accompanying notes are an integral part of these financial statements.

                  SEPARATE ACCOUNT KG -- KEMPER GATEWAY ELITE

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION

    Separate Account KG Kemper Gateway Elite (Separate Account KG) is a separate investment account of First Allmerica Financial Life Insurance Company (the Company). The Company is a wholly-owned subsidiary of Allmerica Financial Corporation (AFC). Separate Account KG was established on November 14, 1997 (initial investment by the Company occurred on May 1, 1997), for the purpose of separating from the general assets of the Company those assets used to fund certain variable annuity contracts issued by the Company. Under applicable insurance law, the assets and liabilities of Separate Account KG are clearly identified and distinguished from the other assets and liabilities of the Company. Separate Account KG cannot be charged with liabilities arising out of any other business of the Company.

    Separate Account KG is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). Separate Account KG currently offers sixteen Sub-Accounts under the Kemper Gateway Elite contracts. Each Sub-Account invests exclusively in a corresponding investment portfolio of Investors Fund Series (IFS). All investment portfolios, other than the Value and Small Cap Value Portfolios, are managed by Zurich Kemper Investments, Inc.
(ZKI). The Value and Small Cap Value Portfolios are managed by Dreman Value Advisors, Inc. (DVA), a wholly owned subsidiary of ZKI. IFS (the "Fund") is an open-end management investment company registered under the 1940 Act.

    Separate Account KG funds two types of variable annuity contracts, "qualified" contracts and "non-qualified" contracts. A qualified contract is one that is purchased in connection with a retirement plan which meets the requirements of Section 401, 403, or 408 of the Internal Revenue Code, while a non-qualified contract is one that is not purchased in connection with one of the indicated retirement plans. The tax treatment for certain withdrawals or surrenders will vary according to whether they are made from a qualified contract or a non-qualified contract.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENTS -- Security transactions are recorded on the trade date. Investments held by the Sub-Accounts are stated at the net asset value per share of the respective investment portfolio of IFS. Net realized gains and losses on securities sold are determined using the average cost method. Dividends and capital gain distributions are recorded on the ex-dividend date and are reinvested in additional shares of the respective investment portfolio of IFS at net asset value.

    FEDERAL INCOME TAXES -- The Company is taxed as a "life insurance company" under Subchapter L of the Internal Revenue Code (the Code) and files a consolidated federal income tax return. The Company anticipates no tax liability resulting from the operations of Separate Account KG. Therefore, no provision for income taxes has been charged against Separate Account KG.

    ANNUITANT MORTALITY FLUCTUATION RESERVE -- A strengthening reserve is required for doing business in the State of New York. The purpose of the reserve is to provide for future mortality experience which is less favorable than that assumed in pricing the annuity. This reserve is funded by the Company.

                  SEPARATE ACCOUNT KG -- KEMPER GATEWAY ELITE

NOTE 3 -- INVESTMENTS

    The number of shares owned, aggregate cost, and net asset value per share of each Sub-Account's investment in IFS at December 31, 1997 were as follows:

                                                PORTFOLIO INFORMATION
                                          ---------------------------------
                                                                  NET ASSET
                                          NUMBER OF   AGGREGATE     VALUE
INVESTMENT PORTFOLIO                       SHARES       COST      PER SHARE
----------------------------------------  ---------   ---------   ---------
Small Cap Value.........................    42,584    $ 51,691     $1.227
Small Cap Growth........................     9,059      17,476      1.969
Value...................................   116,499     171,335      1.518
International...........................    27,481      43,683      1.615
Growth..................................     5,347      16,002      3.001
Value+Growth............................    84,115     118,800      1.425
Horizon 20+.............................     3,523       4,935      1.378
Total Return............................    15,204      42,286      2.822
Horizon 10+.............................    16,730      21,195      1.289
Horizon 5...............................    67,564      81,170      1.224
High Yield..............................    58,259      75,064      1.296
Investment Grade Bond...................    18,591      20,754      1.118
Government Securities...................    17,231      20,753      1.207
Money Market............................     5,379       5,379      1.000
Global Income...........................    10,442      10,779      1.029
Blue Chip...............................    42,883      46,811      1.115

NOTE 4 -- RELATED PARTY TRANSACTIONS

    The Company makes a charge of 1.25% per annum based on the average daily net assets of each Sub-Account at each valuation date for mortality and expense risks. The Company also charges each Sub-Account .15% per annum based on the average daily net assets of each Sub-Account for administrative expenses. These charges are deducted from the daily value of each Sub-Account and are paid to the Company on a daily basis.

    A contract fee of $30 is currently deducted on the contract anniversary date and upon full surrender of the contract when the accumulated value is less than $50,000. The contract fee is waived for contracts issued to and maintained by the Trustee of a 401(k) plan. For the period ended December 31, 1997, there were no contract fees deducted from Separate Account KG.

    Allmerica Investments, Inc. (Allmerica Investments), a wholly-owned subsidiary of the Company, is principal underwriter and general distributor of Separate Account KG, and does not receive any compensation for sales of the contracts. Commissions are paid to registered representatives of Allmerica Investments by the Company. As the current series of contracts have a contingent deferred sales charge, no deduction is made for sales charges at the time of the sale. For the period ended December 31, 1997, there were no contingent deferred sales charges deducted from Separate Account KG.

                  SEPARATE ACCOUNT KG -- KEMPER GATEWAY ELITE

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS

    Transactions from contractowners and sponsor were as follows:

                                                   PERIOD ENDED
                                                 DECEMBER 31, 1997
                                               ---------------------
                                                 UNITS      AMOUNT
                                               ---------  ----------
Small Cap Value
  Issuance of Units..........................     52,126  $   51,752
  Redemption of Units........................         --          --
                                               ---------  ----------
    Net increase.............................     52,126  $   51,752
                                               ---------  ----------
                                               ---------  ----------
Small Cap Growth
  Issuance of Units..........................     18,104  $   17,501
  Redemption of Units........................         --          --
                                               ---------  ----------
    Net increase.............................     18,104  $   17,501
                                               ---------  ----------
                                               ---------  ----------
Value
  Issuance of Units..........................    175,040  $  172,367
  Redemption of Units........................       (746)       (739)
                                               ---------  ----------
    Net increase.............................    174,294  $  171,628
                                               ---------  ----------
                                               ---------  ----------
International
  Issuance of Units..........................     47,600  $   43,734
  Redemption of Units........................         --          --
                                               ---------  ----------
    Net increase.............................     47,600  $   43,734
                                               ---------  ----------
                                               ---------  ----------
Growth
  Issuance of Units..........................     16,485  $   16,034
  Redemption of Units........................         --          --
                                               ---------  ----------
    Net increase.............................     16,485  $   16,034
                                               ---------  ----------
                                               ---------  ----------
Value+Growth
  Issuance of Units..........................    125,674  $  119,835
  Redemption of Units........................       (837)       (791)
                                               ---------  ----------
    Net increase.............................    124,837  $  119,044
                                               ---------  ----------
                                               ---------  ----------
Horizon 20+
  Issuance of Units..........................      4,952  $    4,948
  Redemption of Units........................         --          --
                                               ---------  ----------
    Net increase.............................      4,952  $    4,948
                                               ---------  ----------
                                               ---------  ----------
Total Return
  Issuance of Units..........................     42,320  $   42,330
  Redemption of Units........................         --          --
                                               ---------  ----------
    Net increase.............................     42,320  $   42,330
                                               ---------  ----------
                                               ---------  ----------

                  SEPARATE ACCOUNT KG -- KEMPER GATEWAY ELITE

NOTE 5 -- CONTRACTOWNERS AND SPONSOR TRANSACTIONS (CONTINUED)

                                                   PERIOD ENDED
                                                 DECEMBER 31, 1997
                                               ---------------------
                                                 UNITS      AMOUNT
                                               ---------  ----------
Horizon 10+
  Issuance of Units..........................     21,224  $   21,224
  Redemption of Units........................         --          --
                                               ---------  ----------
    Net increase.............................     21,224  $   21,224
                                               ---------  ----------
                                               ---------  ----------
Horizon 5
  Issuance of Units..........................     82,138  $   82,180
  Redemption of Units........................       (858)       (861)
                                               ---------  ----------
    Net increase.............................     81,280  $   81,319
                                               ---------  ----------
                                               ---------  ----------
High Yield
  Issuance of Units..........................     75,323  $   75,270
  Redemption of Units........................       (133)       (133)
                                               ---------  ----------
    Net increase.............................     75,190  $   75,137
                                               ---------  ----------
                                               ---------  ----------
Investment Grade Bond
  Issuance of Units..........................     20,708  $   20,761
  Redemption of Units........................         --          --
                                               ---------  ----------
    Net increase.............................     20,708  $   20,761
                                               ---------  ----------
                                               ---------  ----------
Government Securities
  Issuance of Units..........................     20,721  $   20,760
  Redemption of Units........................         --          --
                                               ---------  ----------
    Net increase.............................     20,721  $   20,760
                                               ---------  ----------
                                               ---------  ----------
Money Market
  Issuance of Units..........................      5,380  $    5,380
  Redemption of Units........................         --          --
                                               ---------  ----------
    Net increase.............................      5,380  $    5,380
                                               ---------  ----------
                                               ---------  ----------
Global Income
  Issuance of Units..........................     10,541  $   10,780
  Redemption of Units........................         --          --
                                               ---------  ----------
    Net increase.............................     10,541  $   10,780
                                               ---------  ----------
                                               ---------  ----------
Blue Chip
  Issuance of Units..........................     43,276  $   46,850
  Redemption of Units........................         --          --
                                               ---------  ----------
    Net increase.............................     43,276  $   46,850
                                               ---------  ----------
                                               ---------  ----------

                  SEPARATE ACCOUNT KG -- KEMPER GATEWAY ELITE

NOTE 6 -- DIVERSIFICATION REQUIREMENTS

    Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal income tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of The Treasury.

    The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that Separate Account KG satisfies the current requirements of the regulations, and it intends that Separate Account KG will continue to meet such requirements.

NOTE 7 -- PURCHASES AND SALES OF SECURITIES

    Cost of purchases and proceeds from sales of IFS shares by Separate Account KG during the period ended December 31, 1997 were as follows:

INVESTMENT PORTFOLIO                           PURCHASES   SALES
---------------------------------------------  ---------   ------
Small Cap Value..............................  $ 51,737    $   46
Small Cap Growth.............................    17,497        20
Value........................................   172,303       975
International................................    43,722        39
Growth.......................................    16,030        27
Value+Growth.................................   119,797       978
Horizon 20+..................................     4,947        12
Total Return.................................    42,320        34
Horizon 10+..................................    21,224        29
Horizon 5....................................    82,177     1,013
High Yield...................................    75,250       185
Investment Grade Bond........................    20,759         5
Government Securities........................    20,758         5
Money Market.................................     5,379        --
Global Income................................    10,780         1
Blue Chip....................................    46,843        32
                                               ---------   ------
Totals.......................................  $751,523    $3,401
                                               ---------   ------
                                               ---------   ------

                             PART C.  OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

     (a)  FINANCIAL STATEMENTS

     Financial Statements Included in Part A
     None

     Financial Statements Included in Part B
     Financial Statements for First Allmerica Financial Life Insurance Company Financial Statements for Separate Account KG of First Allmerica Financial Life Insurance Company

     Financial Statements Included in Part C
     None

     (b)  EXHIBITS

     EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated June 13, 1996 was previously filed on August 16, 1996 in initial Registration Statement and is incorporated by reference herein.

     EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the registrant NOT pursuant to a trust indenture or other such instrument.

     EXHIBIT 3   (a)  Underwriting and Administrative Services Agreement was
                      previously filed on April 30, 1998 in Registration Statement No. 811-7769, Post-Effective Amendment No. 3 and is incorporated by reference herein.

                 (b) Wholesaling Agreement was previously filed on November 26, 1996 in Pre-Effective Amendment No. 1 and is incorporated by reference herein.

                 (c) Form of Revised Commission Schedule is filed herewith. Sales Agreements with Commission Schedule were previously filed on April 30, 1998 in Registration Statement
                      No. 811-7769, Post-Effective Amendment No. 3 and are incorporated by reference herein.

                 (d) Sales Agreement with Chase was previously filed on April 30, 1998 in Registration Statement No. 811-7769, Post-Effective Amendment No. 3 and is incorporated by reference herein.

                 (e) General Agent's Agreement was previously filed on April 30, 1998 in Registration Statement No. 811-7769, Post-Effective Amendment No. 3 and is incorporated by reference herein.

                 (f) Career Agent Agreement was previously filed on April 30, 1998 in Registration Statement No. 811-7769, Post-Effective Amendment No. 3 and is incorporated by reference herein.

                 (g) Registered Representative's Agreement was previously filed on April 30, 1998 in Registration Statement No. 811-7769, Post-Effective Amendment No. 3 and is incorporated by reference herein.

                 (h) Form of Indemnification Agreement with Scudder Kemper was previously filed on April 30, 1998 in Registration Statement No. 811-7769, Post-Effective Amendment No. 3 and is incorporated by reference herein.

     EXHIBIT 4   Draft Contract Form 3027-98 is filed herewith.

     EXHIBIT 5   Application Form SML1446K is filed herewith.

     EXHIBIT 6 The Depositor's Articles of Incorporation, as amended effective October 1, 1995 to reflect its new name, and Bylaws were previously filed on August 16, 1996 in initial Registration Statement and are incorporated by reference herein.

     EXHIBIT 7   Not Applicable.

     EXHIBIT 8   (a)  BFDS Agreements for lockbox and mailroom services were previously filed on April 30, 1998 in Registration Statement No. 811-7769, Post-Effective Amendment No. 3 and are incorporated by reference herein.

                 (b) Form of Scudder Services Agreement was previously filed on April 30, 1998 in Registration Statement No. 811-7769, Post-Effective Amendment No. 3 and is incorporated by reference herein.

     EXHIBIT 9   Opinion of Counsel is filed herewith.

     EXHIBIT 10  Consent of Independent Accountants is filed herewith.

     EXHIBIT 11  None.

     EXHIBIT 12  None.

     EXHIBIT 13  None.

     EXHIBIT 15  (a)  Participation Agreement with Kemper was previously filed on April 30, 1998 in Registration Statement No. 811-7769, Post-Effective Amendment No. 3 and is incorporated by reference herein.

                 (b) Form of Participation Agreement with Scudder Kemper was previously filed on April 30, 1998 in Registration Statement No. 811-7769, Post-Effective Amendment No. 3 and is incorporated by reference herein.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

         The principal business address of all the following Directors and Officers is:
         440 Lincoln Street
         Worcester, Massachusetts 01653

                  DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION                   PRINCIPAL OCCUPATION(S) DURING
  WITH COMPANY                             PAST FIVE YEARS
-----------------                   -------------------------------------------
Bruce C. Anderson                   Director of First Allmerica since 1996;
 Director and Vice President         Vice President, First Allmerica since 1984

Abigail M. Armstrong                Secretary of First Allmerica since 1996;
 Secretary and Counsel               Counsel, First Allmerica since 1991

Robert E. Bruce                     Director and Chief Information Officer of
 Director, Vice President and       First Allmerica since 1997; Vice President
 Chief Information Officer          of First Allmerica since 1995; Corporate
                                    Manager, Digital Equipment Corporation
                                    1979 to 1995

John P. Kavanaugh                   Director and Chief Investment Officer of
 Director, Vice President and       First Allmerica since 1996; Vice
 Chief Investment Officer           President, First Allmerica since 1991

John F. Kelly                       Director of First Allmerica since 1996;
 Director, Senior Vice President,   Senior Vice  President, First Allmerica
 General Counsel and                since 1986; General Counsel, First
 Assistant Secretary                Allmerica since 1981; Assistant Secretary,
                                    First Allmerica since 1991

NAME AND POSITION                   PRINCIPAL OCCUPATION(S) DURING
  WITH COMPANY                             PAST FIVE YEARS
-----------------                   -------------------------------------------
J. Barry May                        Director of First Allmerica since 1996;
 Director                           Director and President, The Hanover
                                    Insurance Company since 1996; Vice
                                    President, The Hanover Insurance Company
                                    1993 to 1996; General Manager, The Hanover
                                    Insurance Company 1989 to 1993

James R. McAuliffe                  Director of First Allmerica since 1996;
 Director                           Director of Citizens Insurance Company of
                                    America since 1992; President since 1994, and CEO since 1996; Vice President, First
                                    Allmerica 1982 to 1994 and Chief
                                    Investment Officer, First Allmerica 1986
                                    to 1994

John F. O'Brien                     Director, Chairman of the Board, President
 Director, Chairman of the Board,   and Chief Executive Officer, First
 President and Chief Executive      Allmerica since 1989
 Officer

Edward J. Parry, III                Director and Chief Financial Officer of
 Director, Vice President,          First Allmerica since 1996; Vice President
 Chief Financial Officer and        and Treasurer, First Allmerica since 1993;
 Treasurer                          Assistant Vice President, 1992 to 1993

Richard M. Reilly                   Director of First Allmerica since 1996;
 Director and Vice President        Vice President, First Allmerica since
                                    1990; Director, Allmerica Investments,
                                    Inc. since 1990; Director and President,
                                    Allmerica Financial Investment Management
                                    Services, Inc. since 1990

Robert P. Restrepo, Jr.             Chief Executive Officer of Travelers
 Director and Vice President         Property & Casualty Company 1996-1998;
                                     Senior Vice President of Aetna Life &
                                     Casualty Company 1993-1996

Eric A. Simonsen                    Director of First Allmerica since 1996;
 Director and Vice President        Vice President, First Allmerica since
                                    1990; Chief Financial Officer, First
                                    Allmerica 1990 to 1996

Phillip E. Soule                    Director of First Allmerica since 1996;
 Director and Vice President        Vice President, First Allmerica since 1987

ITEM 26.  PERSONS UNDER COMMON CONTROL WITH REGISTRANT

     See attached organization chart.

                                Allmerica Financial Corporation

                                            Delaware
     |               |                  |                  |              |            |              |
______________________________________________________________________________________________________________
 Financial          100%               100%               100%           100%         100%           100%
Profiles, Inc.  Allmerica, Inc.      Allmerica       First Allmerica  AFC Capital   Allmerica   First Sterling
                                   Funding Corp.     Financial Life    Trust I      Services        Limited
                                                       Insurance                   Corporation
                                                        Company

 California     Massachusetts       Massachusetts     Massachusetts    Delaware    Massachusetts    Bermuda
                                                            |                                    |
30%                         _______________________________________________                _____________
                                  |                                 |                            |
                                 100%                              100%                         100%
                             Logan Wells                           SMA                     First Sterling
                            Water Company,                   Financial Corp.                Reinsurance
                                 Inc.                                                         Company
                                                                                             Limited

                              New Jersey                     Massachusetts                    Bermuda
                                                                     |
______________________________________________________________________________________________________________________
        |                   |                    |                   |                     |                   |
         70%               100%               99.2%                 100%                  100%                100%
     Allmerica        Sterling Risk         Allmerica             Allmerica             Allmerica           Allmerica
     Property           Management             Trust             Investments,           Financial        Financial Life
    & Casualty        Services, Inc.       Company, N.A.            Inc.                Investment       Insurance and
  Companies, Inc.                                                                       Management      Annuity Company
                                                                                      Services, Inc.

                                             Federally
     Delaware            Delaware            Chartered          Massachusetts         Massachusetts         Delaware
         |
___________________________________________________________________________                             ______|_______
         |                  |                   |                    |                                        |
       100%                100%                100%                 100%                                     100%
        APC             The Hanover          Allmerica           Citizens                                 Somerset
   Funding Corp.         Insurance           Financial           Insurance                               Square, Inc.
                          Company            Insurance           Company of
                                           Brokers, Inc.          Illinois

   Massachusetts       New Hampshire       Massachusetts          Illinois                              Massachusetts
                             |
______________________________________________________________________________________________________________________
        |                                       |                    |                     |                  |
       100%                 100%               100%                 100%                 82.5%               100%
     Allmerica            Allmerica         The Hanover        Hanover Texas           Citizens          Massachusetts
     Financial              Plus             American            Insurance            Corporation        Bay Insurance
      Benefit             Insurance          Insurance           Management                                 Company
     Insurance          Agency, Inc.          Company          Company, Inc.
      Company

   Pennsylvania        Massachusetts       New Hampshire           Texas                Delaware         New Hampshire
                                                                                           |
                                                              ________________________________________________________
                                                                     |                     |                   |
                                                                    100%                  100%               100%
                                                                  Citizens         Citizens Insurance      Citizens
                                                                 Insurance            Company of           Insurance
                                                              Company of Ohio           America         Company of the
                                                                                                            Midwest

                                                                    Ohio                Michigan            Indiana
                                                                                           |
                                                                                    _______________
                                                                                          100%
                                                                                        Citizens
                                                                                    Management Inc.

                                                                                        Michigan

                                Allmerica Financial Corporation

                                            Delaware
     |                    |                     |                   |             |           |               |
_______________________________________________________________________________________________________________________
  Financial              100%                  100%               100%           100%        100%            100%
Profiles, Inc.     Allmerica, Inc.          Allmerica        First Allmerica  AFC Capital   Allmerica   First Sterling
                                          Funding Corp.      Financial Life    Trust I      Services        Limited
                                                                Insurance                  Corporation
                                                                 Company

 California         Massachusetts         Massachusetts       Massachusetts    Delaware   Massachusetts     Bermuda
                                                      |                                          |

_____________________________________________________________________________________________________________________
        |                    |                   |                     |                   |
       100%                100%                 100%                  100%                100%
     Allmerica           Allmerica           Allmerica             Allmerica           Allmerica
    Investment             Asset         Financial Services          Asset             Benefits
    Management          Management,          Insurance            Management,             Inc.
   Company, Inc.            Inc.            Agency, Inc.            Limited

   Massachusetts       Massachusetts       Massachusetts            Bermuda             Florida

                                                              ________________      _________________________________
                                                              Allmerica Equity         Greendale              AAM
                                                                 Index Pool             Special           Equity Fund
                                                                                       Placements
                                                                                          Fund

                                                               Massachusetts         Massachusetts       Massachusetts
_____________________________________
        |                   |                                 --------------  Grantor Trusts established for the benefit of First
       100%                100%                                               Allmerica, Allmerica Financial Life, Hanover and
     Allmerica          AMGRO, Inc.                                           Citizens
     Financial                                                   Allmerica               Allmerica
     Alliance                                                 Investment Trust          Securities
     Insurance                                                                             Trust
      Company
                                                               Massachusetts           Massachusetts
   New Hampshire       Massachusetts
                             |
                      _______________
                             |
                           100%                               --------------  Affiliated Management Investment Companies
                          Lloyds
                          Credit                                                    Hanover Lloyd's
                        Corporation                                                    Insurance
                                                                                        Company

                       Massachusetts                                                     Texas

                                                              --------------  Affiliated Lloyd's plan company, controlled by
                                                                              Underwriters for the benefit of The Hanover
                                                                              Insurance Company

                                                                                          AAM              AAM
                                                                                       Growth &            High
                                                                                      Income Fund       Yield Fund,
                                                                                          L.P.            L.L.C.

                                                                                        Delaware       Massachusetts

                                                              --------------  L.P. or L.L.C. established for the benefit of
                                                                              First Allmerica, Allmerica
                                                                              Financial Life, Hanover and
                                                                              Citizens


                  FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY


     NAME                          ADDRESS             TYPE OF BUSINESS
---------------------------- -------------------- ---------------------------
AAM Equity Fund              440 Lincoln Street   Massachusetts Grantor Trust
                             Worcester MA 01653

AAM Growth & Income          440 Lincoln Street   Limited Partnership
Fund L.P.                    Worcester MA 01653

AFC Capital Trust I          440 Lincoln Street   Statutory Business Trust
                             Worcester MA 01653

Allmerica Asset Management   440 Lincoln Street   Investment advisory services
 Limited                     Worcester MA 01653

Allmerica Asset Management,  440 Lincoln Street   Investment advisory services
 Inc.                        Worcester MA 01653

Allmerica Benefits, Inc.     440 Lincoln Street   Non-insurance medical services
                             Worcester MA 01653

Allmerica Equity Index Pool  440 Lincoln Street   Massachusetts Grantor Trust
                             Worcester MA 01653

Allmerica Financial Alliance 100 North Parkway    Multi-line property and
 Insurance Company           Worcester MA 01605    casualty insurance

Allmerica Financial Benefit  100 North Parkway    Multi-line property and
 Insurance Company           Worcester MA 01605    casualty insurance

Allmerica Financial          440 Lincoln Street   Holding Company
 Corporation                 Worcester MA 01653

Allmerica Financial          440 Lincoln Street   Insurance Broker
 Insurance Brokers, Inc.     Worcester MA 01653

Allmerica Financial Life     440 Lincoln Street   Life insurance, accident and
 Insurance and Annuity       Worcester MA 01653    health insurance, annuities,
 Company (formerly known                           variable annuities and
 as SMA Life Assurance Company)                    variable life insurance

Allmerica Financial          440 Lincoln Street   Insurance Agency
 Services Insurance          Worcester MA 01653
 Agency, Inc.

Allmerica Funding Corp.      440 Lincoln Street   Special purpose funding
                             Worcester MA 01653    vehicle for commercial paper

Allmerica, Inc.              440 Lincoln Street   Common employer for
                             Worcester MA 01653    Allmerica Financial
                                                   Corporation entities

Allmerica Financial          440 Lincoln Street   Investment advisory services
Investment Management        Worcester MA 01653
Services, Inc.
(formerly known as
Allmerica Institutional
Services, Inc.)

Allmerica Investment        440 Lincoln Street    Investment advisory services
 Management Company, Inc.   Worcester MA 01653

Allmerica Investments, Inc. 440 Lincoln Street    Securities, retail
                            Worcester MA 01653     broker-dealer

Allmerica Investment Trust  440 Lincoln Street    Investment Company
                            Worcester MA 01653

Allmerica Plus Insurance    440 Lincoln Street    Insurance Agency
 Agency, Inc.               Worcester MA 01653

Allmerica Property &        440 Lincoln Street    Holding Company
 Casualty Companies, Inc.   Worcester MA 01653

Allmerica Securities Trust  440 Lincoln Street    Investment Company
                            Worcester MA 01653

Allmerica Services          440 Lincoln Street    Internal administrative
 Corporation                Worcester MA 01653     services provider to
                                                   Allmerica Financial
                                                   Corporation entities

Allmerica Trust Company,   440 Lincoln Street     Limited purpose national
 N.A.                      Worcester MA 01653      trust company

AMGRO, Inc.                100 North Parkway      Premium financing
                           Worcester MA 01605

APC Funding Corp.          440 Lincoln Street     Special purpose funding
                           Worcester MA 01653      vehicle for commercial paper

Citizens Corporation       440 Lincoln Street     Holding Company
                           Worcester MA 01653

Citizens Insurance         645 West Grand River   Multi-line property and
 Company of America        Howell MI 48843         casualty insurance

Citizens Insurance         333 Pierce Road        Multi-line property and
 Company of Illinois       Itasca IL 60143         casualty insurance

Citizens Insurance         3950 Priority Way      Multi-line property and
 Company of the Midwest    South Drive, Suite 200  casualty insurance
                           Indianapolis IN 46280

Citizens Insurance         8101 N. High Street    Multi-line property and
 Company of Ohio           P.O. Box 342250         casualty insurance
                           Columbus OH 43234

Citizens Management, Inc.  645 West Grand River   Services management company
                           Howell MI 48843

Financial Profiles         5421 Avenida Encinas   Computer software company
                           Carlsbad, CA 92008

First Allmerica            440 Lincoln Street     Life, pension, annuity,
 Financial Life Insurance  Worcester MA 01653      accident and health
 Company (formerly State                           insurance company
 Mutual Life Assurance
 Company of America)

First Sterling Limited     440 Lincoln Street     Holding Company
                           Worcester MA 01653

First Sterling             440 Lincoln Street     Reinsurance Company
 Reinsurance Company       Worcester MA 01653
 Limited

Greendale Special          440 Lincoln Street     Massachusetts Grantor Trust
 Placements Fund           Worcester MA 01653

The Hanover American       100 North Parkway      Multi-line property and
 Insurance Company         Worcester MA 01605      casualty insurance

The Hanover Insurance      100 North Parkway      Multi-line property and
 Company                   Worcester MA 01605      casualty insurance

Hanover Texas Insurance    801 East Campbell Road Attorney-in-fact for
 Management Company, Inc.  Richardson TX 75081     Hanover Lloyd's Insurance
                                                   Company

Hanover Lloyd's Insurance  801 East Campbell Road  Multi-line property and
 Company                   Richardson TX 75081      casualty insurance

Lloyds Credit Corporation  440 Lincoln Street      Premium financing service
                           Worcester MA 01653       franchises

Logan Wells Water Company, 603 Heron Drive         Water Company serving land
 Inc.                      Bridgeport NJ 08014      development investment

Massachusetts Bay          100 North Parkway       Multi-line property and
 Insurance Company         Worcester MA 01605       casualty insurance

SMA Financial Corp.        440 Lincoln Street      Holding Company
                           Worcester MA 01653

Somerset Square, Inc.      440 Lincoln Street      Real estate holding company
                           Worcester MA 01653

Sterling Risk Management   440 Lincoln Street      Risk management services
 Services, Inc.            Worcester MA 01653

ITEM 27.  NUMBER OF CONTRACT OWNERS

     As of June 30, 1998 there were 26 Contract Owners of qualified Contracts and 72 Contract Owners of non-qualified contracts funded by the Registrant under Registration Statement No. 333-10285.

     As of June 30, 1998 there were no Contract Form 3027-98 Owners since sales had not yet begun.

ITEM 28.  INDEMNIFICATION

     Article VIII of the Bylaws of First Allmerica Financial Insurance Company (the Depositor) states: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgement, except in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.


ITEM 29.  PRINCIPAL UNDERWRITERS
     (a) Allmerica Investments, Inc. also acts as principal underwriter for the following:

           - VEL Account, VEL II Account, Inheiritage Account, Separate Accounts VA-A, VA-B, VA-C, VA-G, VA-H, VA-K, VA-P, Allmerica Select Separate Account II, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, Fulcrum Variable Life Separate Account, Allmerica Select Separate Account of Allmerica Financial Life Insurance and Annuity Company

           - Inheiritage Account, VEL II Account, Separate Account I, Separate Account VA-K, Separate

              Account VA-P, Group VEL Account, Separate Account KG, Separate Account KGC, Fulcrum Separate Account, and Allmerica Select Separate Account of First Allmerica Financial Life Insurance Company.

           -  Allmerica Investment Trust

     (b) The Principal Business Address of each of the following Directors and Officers of Allmerica Investments, Inc. is:
          440 Lincoln Street
          Worcester, Massachusetts 01653


        NAME                  POSITION OR OFFICE WITH UNDERWRITER
     --------------------     ------------------------------------------------
     Abigail M. Armstrong     Secretary and Counsel

     Emil J. Aberizk, Jr.     Vice President

     Edward T. Berger         Vice President and Chief Compliance Officer

     Richard F. Betzler, Jr.  Vice  President

     Philip J. Coffey         Vice President

     Thomas P. Cunningham     Vice President, Chief Financial Officer and
                               Controller

     Philip L. Heffernan      Vice President

     John F. Kelly            Director

     Daniel Mastrototaro      Vice President

     William F. Monroe, Jr.   Vice President

     David J. Mueller         Vice President

     John F. O'Brien          Director

     Stephen Parker           President, Director and Chief Executive Officer

     Edward J. Parry, III     Treasurer

     Richard M. Reilly        Director

     Eric A. Simonsen         Director

     Mark G. Steinberg        Senior Vice President


ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by the Company at 440 Lincoln Street, Worcester, Massachusetts.

ITEM 31.  MANAGEMENT SERVICES

     The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32.  UNDERTAKINGS

     (a) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission ("SEC")such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.

     (b) The registrant hereby undertakes to include in the prospectus a postcard that the applicant can remove to send for a Statement of Additional Information.

     (c) The registrant hereby undertakes to deliver a Statement of Additional Information promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company and the Registrant hereby represent that the aggregate fees and charges under the Contracts offered by this Registration Statement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Registrant, a separate account of First Allmerica Financial Life Insurance Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption restrictions imposed by the Program and by Section 403(b)(11) to the attention of potential participants.

     4.   A signed statement acknowledging the participant's understanding of
          (i) the restrictions on redemption imposed by the Program and by
          Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

     Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                     SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this initial Registration Statement under the Securities Act of 1933 and amendment under the Investment Company Act of 1940 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts on the 1st day of September, 1998.

                               SEPARATE ACCOUNT KG OF
                  FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY


                                       By:     /S/ ABIGAIL M. ARMSTRONG
                                           ----------------------------------
                                           Abigail M. Armstrong, Secretary

Pursuant to the requirements of the Securities Act of 1933, this initial Registration Statement has been signed by the following persons in the capacities and on the date indicated.

        SIGNATURES                      TITLE                     DATE
----------------------------  --------------------------  ---------------------

  /s/ JOHN F. O'BRIEN          Director, President and    September 1, 1998
----------------------------    Chief Executive Officer
    John F. O'Brien

   /s/ BRUCE C. ANDERSON
----------------------------   Director and Vice President
     Bruce C. Anderson

   /s/ ROBERT E. BRUCE         Director, Vice President and
----------------------------    Chief Information Officer
     Robert E. Bruce

    /s/ JOHN P. KAVANAUGH      Director, Vice President and
----------------------------    Chief Investment Officer
    John P. Kavanaugh

    /s/ JOHN F. KELLY          Director, Senior Vice President
----------------------------    and General Counsel
       John F. Kelly

    /s/ J. BARRY MAY
----------------------------   Director
       J. Barry May

   /s/ JAMES R. MCAULIFFE
----------------------------   Director
     James R. McAuliffe

  /s/ EDWARD J. PARRY, III     Director, Vice President,
----------------------------    Chief Financial Officer
    Edward J. Parry, III        (Controller) and Treasurer

   /s/ RICHARD M. REILLY
----------------------------   Director and Vice President
     Richard M. Reilly

   /s/ ROBERT P. RESTREPO, JR.
----------------------------   Director and Vice President
      Robert P. Restrepo, Jr.

   /s/ ERIC A. SIMONSEN
----------------------------   Director and Vice President
      Eric A. Simonsen

    /s/ PHILLIP E. SOULE       Director and Vice President
----------------------------
      Phillip E. Soule

                                   EXHIBIT TABLE


Exhibit 3(c)        Form of Revised Commission Schedule

Exhibit 4           Draft Contract Form 3027-98

Exhibit 5           Application Form SML1446K

Exhibit 9           Opinion of Counsel

Exhibit 10          Consent of Independent Accountants